UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
THE FINANCIAL STATEMENTS ON JUNE 30, 2010 AND 2009

Table of Contens

Interim Financial Statements for the six-months ended June 30, 2010 prepared in accordance with accounting practices established by Brazilian Corporation Law.

SUMMARY		Pages
Management's Report		1
Independent Auditors' Report		9
Financial Statements
Balance Sheets		10
Statements of Income		14
Statements of Changes in Stockholders' Equity		15
Statements of Cash Flow		16
Statements of Value Added		17
Notes to the Financial Statements
Note	1 . Operations	18
Note	2 . Corporate Restructuring	18
Note	3 . Presentation of Financial Statements	18
Note	4 . Significant Accounting Practices	19
Note	5 . Cash and Cash Equivalents	21
Note	6 . Interbank Investments	21
Note	7 . Securities and Derivative Financial Instruments	22
Note	8 . Interbank Accounts	31
Note	9 . Credit Portfolio and Allowance for Losses	31
Note	10 . Foreign Exchange Portfolio	33
Note	11 . Trading Account	33
Note	12 . Tax Credits	33
Note	13 . Other Receivables - Other	35
Note	14 . Other Assets	35
Note	15 . Foreign Branches	36
Note	16 . Investments in Affiliates and Subsidiaries	36
Note	17 . Property and Equipment	38
Note	18 . Intangible	38
Note	19 . Money Market Funding and Borrowings and Onlendings	38
Note	20 . Tax and Social Security	41
Note	21 . Subordinated Debts	41
Note	22 . Other Payables - Other	42
Note	23 . Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	42
Note	24 . Stockholders’ Equity	44
Note	25 . Operating Ratios	45
Note	26 . Related-Party Transactions	45
Note	27 . Income from Services Rendered and Banking Fees	49
Note	28 . Personnel Expenses	49
Note	29 . Other Administrative Expenses	50
Note	30 . Tax Expenses	50
Note	31 . Other Operating Income	50
Note	32 . Other Operating Expenses	50
Note	33 . Nonoperating (Expenses) Income	51
Note	34 . Income and Social Contribution Taxes	51
Note	35 . Employee Benefit Plans - Post - Employment Benefits	51
Note	36 . Risk Management Structure	55
Note	37 . Supplementary Information - Reconciliation of the Shareholders' Equity and Net Income of the Consolidated	57
Note	38 . Other Information	58
Summary of the Audit Committee Report		60

Banco Santander (Brasil) S.A. and Controlled Companies Management Report First Semester, 2010

Dear Stockholders:

We present herein the Management Report and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco, Banco Santander or Santander) related to the financial period ending June 30, 2010, prepared in accordance with accounting practices established by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep).

Banco Santander (Brasil) S.A (Banco Santander, or Santander or Bank), indirectly controlled by Banco Santander S.A., headquartered in Spain (Banco Santander España), is the leading global institution of the financial and non-financial groups before Bacen.

• Performance

1. Net Income

Santander ended the first semester of 2010 with a net income of R$2,016 million, including the expense of R$1,621 million related to the goodwill amortization. When compared to the same period of the previous year, the net income totalled R$1,006 million, including the expenses related to goodwill amortization of R$1,149 million. The net income for the period shows a favorable evolution of the commercial business results and the effort over thecosts control.

The results of lending operations and leasing operations presented a growth of 17.4 percent during the six first months of 2010 when compared to the same period of 2009, corresponding 9.9 percent of increment for the credit portfolio, in the same period.

The allowance for loan losses lessened 10.5 percent when compared to the same period of the previous year. The allowance reduction is caused, mainly, by the social-economic status of the Brazilian market. The allowances for loan losses represented 5.5 percent of the credit portfolio in June 2010, in line with June 2009.

The administrative expenses (personnel and other administrative expenses) increased by 2.5 percent in the first six months of 2010, making a comparison with the same months of 2009. This percentage is below the inflation for the period, and presented a reduction of 4.8 percent, when excluding the goodwill amortization effects.

2. Assets and Liabilities

Total consolidated assets amounted to R$374,815 million as of June 30, 2010, a growth of 15.7 percent in comparison to June, 2009. Of this amount, R$150,837 million is represented by the credit portfolio, R$92,762 million by securities and derivatives, mainly federal government securities, and R$20,447 million by interbank investments.

Santander currently holds R$1,750 million of securities classified as held to maturity and has the financial capacity and intention to do so.

Santander Credit Portfolio

In millions of Brazilian reais	Santander Consolidated		% Change
			jun-10 vs.
	Jun-10	Jun-09	jun-09
Corporate	77,485	71,147	8.9%
Individuals	68,743	60,753	13.2%
Payroll Loans	8,518	7,311	16.5%
Credit Cards	8,869	7,107	24.8%
Real Estate Loans	5,609	4,795	17.0%
Lease/Vehicle Financing	25,025	24,781	1.0%
Personal Credit	20,722	16,760	23.6%
Rural Credit	4,609	5,368	-14.1%
Total	150,837	137,268	9.9%

In the first semester of 2010 lending operations evolved 9.9 percent, compared to the same period of the previous year. The highlight was to personal credit and credit cards, which rose 23.6 percent and 24.8 percent,	respectively, when compared to June, 2009. In this segment the other highlights were payroll loans which expanded 16.5 percent; and Real estate loans with a 17.0 percent increase.

Deposits
In millions of Brazilian reais			% Change
	Santander Consolidated
			jun-10 vs.
	Jun-10	Jun-09	jun-09
Deposits
Demand Deposits	13,470	13,789	-2.3%
Saving Deposits	26,721	21,411	24.8%
Interbank Deposits	1,145	1,172	-2.3%
Time Deposits	60,781	85,268	-28.7%
Others Deposits	398	389	2.3%
Total	102,515	122,029	-16.0%

The deposits lessened 16.0 percent compared to the first semester of the previous year, representing an amount of R$102,515 millions in the first semester of 2010.

3. Shareholders Equity

Santander´s Shareholders Equity totalled R$65,325 million in June 2010, compared to R$49,382 in June 2009. The stockholders equity evolution is attributed to the period´s results, partially compensated by the interest on capital proposal of R$800 million (R$680 million net of taxes) approved by the Executive´s Board on March 22 and June 30, 2010. On June 30, 2010 the Board of Directors established the payment of dividends amounted to R$500 million, for the results of the first quarter ended in March 31, 2010. The amount on capital approved will be totally input into the obligatory dividends to be distributed by Santander for the year of 2010 and will be paid on August 25, 2010, without any additional amount for monetary correction.

On June 24, 2010, Bacen ratified Banco Santander´s capital increase. The capital totalled R$62,828 million through the capitalization of capital reserves in the amount of R$22 million, as approved in the Shareholders meeting of April 27, 2010.

The Bank s regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 23.4 percent, less goodwill in minimum regulatory capital, as required by the international rule.

• Recent Events

- Data Processing Center in Campinas

On June 10, 2010, Banco Santander announced to the market the building of a technology, research and data processing center, in the city of Campinas, State of São Paulo. The project demands an initial investment in the amount of R$450 million, to be spent during the construction phase, expected to be concluded in the first quarter of 2012.

The building of this technology center is aligned to Banco Santander´s sustainability practices, comprises one of the most modern technological structures of the country, and reflects Banco Santander's expansion strategy in Brazil.

• Economic Scenario

Recent economic indicators confirmed a reduced pace of GDP growth in the first semester of 2010. Although growth remained strong in annual terms, it shows a moderate pace versus the first quarter of 2010, especially on industrial production and retail sales.

Brazil s GDP in the first quarter of 2010, reported in June, increased by 2.7% over the previous quarter, adjusted for seasonal effects. This performance reflects the continuation of the industrial recovery on the supply side (helped by the end of the tax incentives on the last day of the quarter, resulting in an anticipated consumption) and of investments on the demand side. Moreover, agriculture, which had a weak performance in the last quarter of 2009, began to show signs of recovery. Unemployment rate reached 7.5% in May 2010, continuing the recovery that began in March 2009, when it peaked at 9.0% during the international crisis.

Inflation started the year under pressure but it cooled down in June, and closed the first semester in 4.8%, a little bit higher than the center of the year s target of 4.5%.

The IPCA inflation index is expected to slow down over the coming months, but the market expects inflation to remain above the target in 2010. The hike in prices combined with the buoyant economy, has already begun affecting the inflation estimates for 2011, which have been dislodged from the center of the target. As a result, the Central Bank of Brazil raised the Selic rate by 75 bps during the two meetings held in the second quarter of 2010, and 50 bps in the held in July, reaching 10.75%.

The heating up of the economy worsened the balance of trade and services and income account, and, as a result, it increased the current account deficit. However, the higher capital inflow (investments) a sign of the continued confidence in the Brazilian economy - offset this deficit. Then, foreign reserves increased to almost
US$250 billion in May, which, in fact, improved the perception of Brazil. Despite the capital inflows, the Brazilian Real depreciated by 1.2% in the three months ended in June 2010, exceeding the R$1.80/US$ mark in a quarter of high volatility in the foreign exchange scenario in which the U.S. dollar plummeted to a low R$1.73 at the end of April and the high of R$1.88 at the end of May 2010.

Total credit in Brazil s National Financial System firmly continues its recovery trend, albeit still supported by the contribution from earmarked credit, especially from the BNDES. The credit/GDP ratio reached the peak of 45.3% in May. Loans to individuals continue its upward trend, due to the improved job market scenario and, consequently, total salary income. In the first quarter, loans to individuals rose by a healthy 21.6% over the same period in 2009 and this momentum was maintained in April and May. On the other hand, corporate loans started showing more consistent signs of recovery, up by a mere 3.9% years over year in the first quarter but accelerating to 13.7% year over year in April and May 2010.

The beginning of a tighter monetary policy cycle in April led to a rise in interest rates in April and May. The average loan tenor for the sector is increasing, albeit slowly, indicating an expansion in investments.

Generally speaking, the solid domestic demand and the healthy financial system were fundamental for driving the strong growth of the Brazilian economy in the first semester of the year, despite the uncertainties surrounding the global economic recovery. The maintenance of sound macroeconomic fundamentals will play an important role in ensuring the sustainability of this new cycle of economic growth.

• Strategy

Banco Santander s goal is to be the best Bank in Brazil in terms of profitability and brand recognition, as well as client and employee satisfaction. Banco Santander seeks to be a relationship Bankand, basedon sustainable practices, themain Bankfor its retailand wholesale clients by serving them with its complete product portfolio. Santander believes that it can achieve these goals through the following strategies:

- Improvement of operating efficiency by benefiting from integration synergies and implementing best practices: (i)Banco Santander will continue seeking ways to further improve its operating efficiency and margins and (ii) maintenance of investment discipline and direct resources to areas that generateimprovementsin its client management and increase its revenues.

- Expansion of product offering and distribution channels in Commercial Banking: Banco Santander intends to further increase its business and operations throughout Brazil, expandingits Commercial Banking services to existing and prospective retail customers. The Bank plans to offer new products and services to existing customers based on each customer s profile.

- Capitalization of the Bank s strong market position in the wholesale business: Banco Santander provides ultinational corporations present in Brazil and local companies, including those with operations abroad, with a wide variety of financial products, utilizing its worldwide network to serve its customers needs with customized solutions. The Bank intends to further focus on its strong worldwide position as a client relationship wholesale Bank, in line with Santander s worldwide strategy for the Global Wholesale Banking segment.

- Further development of a transparent and sustainable business platform: the Bank will maintain a commitment to economic, social and environmental sustainability in its procedures, products, policies and relationships.

Banco Santander will continue building durable and transparent relationships with its customers through understanding their needs and designing its products and services to meet those needs.

- Continue growing the Bank s insurance business: Banco Santander intends to continue growing its insurance business, particularly bank assurance. The Bank expects to increase its presence within the insurance segment by leveraging on its strong branch network and client base, particularly in the South and Southeast, to sell insurance products with the goal of maximizing the income generated by each customer, as well as using its strong relationships with SMEs and large corporations within the country.

In line with its strategic plans, Santander launched in March 2010 its first initiative in the acquiring market Santander Conta Integrada a solution targeted mainly for small and midsized companies, becoming the pioneer in the market. The product offers merchant establishment s affiliation and accreditation services for accepting credit cards (acquiring) in addition to financial products and services that meet the needs of small and midsized companies, often available at the POS terminal.

Clients also enjoy such benefits as reduced tariffs, special credit lines and exclusive POS services (through dial-up or broadband connection).

• Integration

The year 2009 was decisive for the integration process.

Important stages were concluded, new products, services and functionalities were added to our clients' daily routine, always with the objective of extracting the best from each bank. In the first half of 2010, all the gaps arising from the unification of the platforms of the two banks were identified and treated, and the respective projects have made significant progress. Preliminary tests are being carried out with the systems, relating to the migration of customer and operational data as well as tests on the new technological platform. The necessary adjustments at the branches of Banco Real are in progress to prepare them to receive the Santander brand. By the end of 2010, the customer service and the brand will be unified at all the branches, ATMs, Internet Banking and channels. In this stage, there will still be no changes in the products, services, or in the branch and account numbers, to facilitate the clients' daily routine. Such changes will be carried out after the technological migration, which will be conducted in the first half of 2011. We reiterate that the core assumption of theintegration process is the continuous improvement in the standard of service provided to clients.

• Main Subsidiaries

As of June30, 2010, Santander Leasing S.A. ArrendamentoMercantil (Santander Leasing) reported total assets ofR$52,834 million, a lease portfolio of R$11,663 million, and stockholders' equity of R$12,209 million. Net income for the first semester of 2010 was R$488 million.

As of June 30, 2010, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré) has reached R$24,084 million in total assets, R$13,210 million in credit operation portfolio and R$867 million of stockholder´s equity.

Net income for the first semester of 2010 was R$182 million.

As of June 30, 2010, Santander Seguros S.A. (Santander Seguros) reported total assets of R$20,441 million and stockholders' equity of R$2,473 million and technical reserve for insurance, pension plan and capitalization transactions of R$17,044. Net income for the first semester of 2010 was R$181 million.

As of June 30, 2010, Santander Corretora de Câmbio e Valores Mobiliários (Santander CCVM) reported total assets of R$788 million and stockholders' equity of R$317 million. Net income for the first semester of 2010 was R$26 million.

As of June 30, 2010, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$231 million, stockholders' equity of R$174 million, and net income for the first semester of 2010 was R$41 million. The total amount under management reached R$106,449 million.

• Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect its operational performance and the quality of its management.

Based on these credentials, Santander focused its efforts on perfecting its policies and practices, also reinforced by the gains in synergy and complementarily resulting from the acquisition of Banco Real.

In this regard and in line with the best corporate governance practices, in October 2009, Santander listed its Units at Level 2 of Corporate Governance of the BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) and its ADRs at New York Stock Exchange (Nyse).

Level 2 is a special listing segment of BM&FBovespa, destined exclusively to companies that meet the minimum requirements and undertake to comply with differentiated corporate governance practices. A complete description of the minimum requirements for level 2 listing is available in the section on corporate governance at www.santander.com.br/ri.

Level 2 is a special listing segment of BM&FBovespa, exclusively for companies that comply with certain minimum requirements and undertake to abide by special corporate governance practices.

In an attempt to build even closer ties with its shareholders, Santander created a special area to offer differentiated service and specific relationship programs for stockholders - individuals and corporate clients, considered non-institutional investors (Santander Stockholders). With the existing IR area, responsible for relations with institutional investors and market analysts.

In order to establish and disseminate the standards of conduct expected from all of its employees, Banco Santander has a Code of Ethics, the Code of Conduct in Securities Markets, as well as manuals for Prevention of Money Laundering, Press Relations, and Conduct in Purchase Management. It also has an Information Security policy that is guided by the principles of confidentiality, integrity and availability.

Santander´s Board of Directors is comprised of a minimum of five members and a maximum of twelve members, of which at least 20% must be independent.They have a two-year term and meet at least four times a year. This board is responsible to direct the general conduct of the business and to set the general orientation of the Company's business and operations, to decide on the allocation of capital and major investments. It is supported by the Board of Executive Officers, which are responsible for, among other things, executing, according to the general orientation established by the Board of Directors, the business and operations defined in the Bylaws. The Board of Directors also has the support of other specialized committees, such as the Audit Committee, comprised of a minimum of three and a maximum of six members appointed by the Board of Directors. It was created and operates in accordance with Central Bank rules. Among the Audit Committee s duties, we can highlight the evaluation, prior to publication, of the financial statements, including explanatory notes, and the planning, development and advising for the Internal Audit and the appropriate use of the current legislation, besides the regulatory requirements.

According to the best corporate governance practices, the Board of Directors approved on 03/22/2010 the creation of the Nominating Committee and Remuneration of the Company, which has as the main objective the proposition of candidates for the Board of Directors (independent or not) and for the post of president of the Bank, as well as review and discuss policies and guidelines for the remuneration of directors. The Committee consists of a minimum of three and a maximum of five members.

On April 27, 2010, we held the Annual and Extraordinary Shareholders Meetings of Banco Santander, in which more than 90% of the shareholders were present. The Shareholders Meetings approved the management's accounts for 2009 and the allocation of the annual earnings, fixed the overall compensation of the

Santander		LongTerm		ShortTerm

	Support 2	Rating	Outlook	Rating	Outlook
Fitch Ratings
	National Scale	AAA (BRA)	Stable	F1+ (BRA)	Stable
	Local Currency	BBB+	Positive	F2	Positive
	Foreign Currency	BBB	Positive	F2	Positive
Standard & Poor's	National Scale	brAAA	Stable	brA-1	Stable
	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable
Moody's	National Scale	Aaa.br	Stable	Br-1	Stable
	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa3	Stable	P-3	Stable

• Corporate Governance

The global corporate governance model adopted by Santander is characterized, especially, by the protection of shareholders rights as well as transparency in management and in communications with the strategic stakeholders.

administrators and also approved the capital increase as well as amendments to Bylaws. Among others, this amendment included rules for the functioning of the Board of Directors, resulting in an improvement in the corporate governance practices adopted by Banco Santander.

On the same date, we held the Board of Directors Meeting, which approved the corporate policy, processes, procedures and the systems necessary for the effective implementation of Banco Santander s credit risk management structure, pursuant to Resolution 3,721/2009 of the CMN.

• Risk Management

1. Corporate Governance of the Risk Function

The risk committee framework of Santander Brazil is set based on corporate risk standards and are structured by type of business and risk segment.

Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil) has their level of approvals delegated by the Risk Committee of Banco Santander in Spain and has the following responsibilities:

- Integrate and adapt the risk functions in Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.

- Approve risk level for individuals and corporate clients, Indicative Letters, Pre-classifications and imits/products for Treasury departments, which may exceed Santander´s Inferior Committees jurisdiction.

- Set references on general themes related to Market Risk, Country Risk, GBM, Corporate, and Credit/ Retail management programs.

- Know and decide over relevant risk matters.

- Know the recommendations periodically made by the regulators, as well as the observations from the Internal and External Audit.

- Supervise the assumed risk levels, for the regulations to be followed.

- Previously validate the proposals which exceed the allowed jurisdictions, for appearance for the Corporative Risk Committees at Santander.

The risk function at Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Santander and the Chief Risk Officer of Santander in Spain.

2. Credit Risk

The Bank develops Credit Risk Management policies and strategies with the support of several departments, which are responsible for guaranteeing the adequacy of the operating systems and internal procedures applied into risk management.

The specialization of our risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized customers.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

3. Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

Santander operates according to global policies, within the Group s risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Executive capacity sustained by knowledge and proximity with the client;

- Global and far-reaching of the function (different types of risk);

- Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

- Management and improvement of the equation risk/return; and

- Advanced methodologies for risk management, such as Value at Risk VaR (historical simulation of 521 days with a confidence level of 99¨and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

4. Operational Risks, Internal Controls and Sarbanes-
Oxley Law

Santander´scorporative areas, responsiblefor Technologicand Operational Risk Managementand Internal Controls - SOX, are independent, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerialmodels,an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention ofOperational , Technological and Business ContinuityPlanRisks,

besides the improvement of the Internal Control Model, in accordance with the requirements of MN Resolutions 2554/1998 and 3380/2006, Susep 249/2004, CVM Instruction 480, New Basel Accord (BIS II), and Sarbanes-Oxley requirements.
We also comply with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission Enterprise Risk Management Integrated Framework.
The procedures developed and adopted are intended to put and maintain Santander among the financial institutions recognized as the entities with the best practices for the management of Operational Risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.
In compliance with Bacen Circular 3383/2008, our Board of Directors opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.
To comply with 2009 Sarbanes-Oxley section 404 requirements, a environmental and internal control efficiency revision has been conducted and completed in February 2010, and no outstanding issues were identified.
Further details of the structure, methodologies and risk management control systems are provided by the report, available on the website www.santander.com.br.

• People

For Santander to become the country s best and most efficient bank, its employees must come together to forge this progress. One of the bank s objectives on this front is to become the best place to work in Brazil s financial business segment. Therefore, during this integration process, the bank s goal is to create employee policies that draw on the best HR practices at the two banks as well as in the financial industry. Guided by this objective, Santander invests regularly in assuring that the human component is effectively considered in all its action both inside and outside the Organization. Guided by the belief that a satisfied individual is a satisfied professional, Santander motivates and inspires 52,000 professionals through various programs that address all its stakeholders. The highlights for 2010 are:
- Ownership Process: To promote ownership with our group, we organize regular surveys during the year, develop actions plans for each area, coordinate an ownership committee that is concerned with the advancement of this issue, and develop company-wide activities for the entire Bank.
- International Mobility Programs: Santander is a global Organization that fosters exchange between countries as an important form of personal and professional development. Our projection for 2010 is to expand our expatriate base by 30%.
- Future Leaders Program and the Santander Training Executive Program (STEP): used to develop Santander´s young talent, who are the future leaders of the Organization. These professionals receive training for one year at Santander in Spain and are then sent to other countries, where they stay for an average of two years in each.

- Two MBA programs: the International MBA program, which prepares professionals for admissions exams at top schools in Europe and the United States; and the Summer MBA program, which seeks to attract employees coursing MBAs abroad to work on specific projects in Brazil.
- Youth: Caminhos e Escolhas (Paths and Choices) portal, an interactive and entertaining relationship environment to learn of and better understand the career options through articles, opinion polls, chats, virtual tours and other tools to enable youth to discover their talent and understand what the professional future can reserve for them.
- Development: Santander offers special programs for senior executives, such as the Leadership Development, which work to develop leaders who can translate our model and disseminate it throughout the organization in their daily routines.
- Development Trail: trains professionals from the branches to work at full capacity in their current and future positions.
- Santander Career Program and Opportunities Database: which assures greater transparency for our internal public in terms of access to opportunities within the Bank.
- Educational partnerships: Santander entered into alliances with a few educational institutions for undergraduate courses, languages, graduation courses / MBA, among other external courses.
- Quality of Life: This program involves initiatives concerning aspects such as health, social life, work relations and family life, as well as the Personal Support Program.
- Pregnant Women Program: Launched for pregnant women employees or their dependents registered with the health plan offered by the Bank all over the country.
- Promoting diversity: Encourages discussion and debate on the issue in order to promote quality relationships with all our stakeholders, while fostering inclusion and development with respect.
People management is aligned with a comprehensive model for professional and personal development, exchange of experiences and teamwork, supported by strategies to attract, retain and train talent. With policies and processes that foster human and professional development, the people at the Santander Brasil Bank are prepared for the challenge of maintaining the organization s continuous expansion.

• Sustainable Development

Santander s objective remains fostering sustainability through the provision of services and the mobilization and engagement of employees, clients, suppliers, and the society. Notable among the main events in the second semester of 2010 is the global launch of the Second Questionnaire of the Forest Footprint Disclosure (FFD), with Santander being the first financial institution in Brazil to endorse the project. The questionnaire is a self-appraisal by the companies to measure the impact of their operations on the forests and their initiatives to manage it. On June 23, the Amigo de Valor program, an initiative that engages employees, clients and suppliers to allocate Income Tax funds to the Municipal Funds for the Rights of the Child and Adolescent, received the 2nd Sustainability Award in the Innovation category, from the Spanish Chamber of Commerce. The award was given to companies that sponsor relevant and important projects relating to social action and environment protection. Also in June, Santander s relationship managers from both wholesale and retail network, can count on a sustainable business training program. It enables participants to discover new business opportunities by incorporating the economic, social and environmental aspects in the business decisions and in relations with clients. Moreover, the Caminhos & Desafios (Ways and Challenges) training program on sustainability practices, offered to clients and suppliers, ended its first batch of 2010 (out of the total number of 27 batches which happened before 2010), in which a record 118 legal CNPJs and 187 participants took part.
The Comunidade Obra Sustentável (Sustainable Construction Community) program (www.comunidadeobrasustentavel.com.br), which aims to promote sustainable practices in the construction sector, was open to the public on April 20. In less than two months, the virtual network had 557 users, 1,181 visits and 13,197 page accesses.
With regards to risk management, Santander has been implementing the Socio-Environmental Risk Practice. In order to assist clients and guarantee an effective training program for the bank s employees, the practice has been implemented in diverse market segments.
In April, the first University Smartcard Observatory (TUI) in Brazil was inaugurated at the Universidade do Vale do Rio dos Sinos (Unisinos). This is a pioneer initiative in scientific research which aims to provide technical and market knowledge to expand the gamut of services provided to universities.
In May 2010 registrations were open for the Santander Universities 2010 Award. The initiative is sustained by four pillars: Science and Innovation, Entrepreneurship, Sympathetic University and Student Guide which, together, offer R$1 million in awards and scholarships at Babson College for the guides of the winning entrepreneurial projects.
In May, Universia reaffirmed its commitment to higher education in Iberoamerica by bringing together 1,057 higher educational institutions, represented by 985 rectors from 34 countries, at the II International Meeting of Rectors in May in Guadalajara, Mexico.
In Guadalajara, the chairman of Santander, D. Emílio Botín, announced that Brazil will host the III Universia International Meeting of Rectors and that Santander will, over the next five years, allocate 600 million Euros to projects and agreements with universities around the world, reiterating the Bank s commitment to education.

• Global Offering of Shares

The Board of Directors meeting held on September 18, 2009 approved the implementation of the Global Offering, which includes the issue of 525,000,000 (five hundred twenty-five million) Units, each representing one of 55 common shares and 50 preferred shares, all registered shares with no par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil, and Units abroad, in the form of ADRs, representing ADSs.
The same meeting approved the Bank listing and the trading of Units, common shares and preferred shares in BM&FBovespa Level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm guarantee of settlement. Under CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering could be increased up to 6.85 percent, up to 35,955,648 Units, including in the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Units).
On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and Nyse since October 7, 2009.
Other characteristics and terms of the Global Offering are evidenced in the Global Public Offering Prospectus for the primary issuing of American Depositary Shares (Units), from October 6, 2009, available under www.santander.com.br, and at the CVM website, and also at SEC website (US Securities and Exchange Commission), in the Form-F1.
On October 14, 2009 the Brazilian Central Bank ratified Banco Santander capital increase related to the Global Offering and the partial exercise of the Supplemental Option on October 29, 2009.
The results of the Global Offering were disclosed as required by the closure of the Add published at Valor Econômico Newspaper of November 10, 2009.

• Corporate Restructuring

- Incorporation of shares from Banco ABN Amro Real S.A. (Banco Real) and from ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par).
On July 24, 2008, Banco Santander Spain took indirect share control of the companies of the ABN AMRO Real Conglomerate in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and Bacen.
The Extraordinary Stockholders Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the Agreement and Plan of Merger of Shares of Banco Real and AAB Dois Par into Banco Santander S.A.
As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander; (b) Banco Santander's capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par.
The goodwill accrued at the acquisition of Banco Real and AAB Dois Par was R$26,333,931 thousand.
The objectives of the operation were: (a) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil - Banco Santander; (b) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (c) concentrate the minority interest in these institutions only in Banco Santander.
The operation allows rationalizing and simplifying the equity structure of the companies of Santander and enables the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.
This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.
As this is an operation involving the merger of shares, the corporate entity of Banco Real and AAB Dois Par were preserved.
The costs for the operation reached approximately R$2.3 million regarding reports preparation and the external assessors wages.
The incorporation of the shares was ratified by the Bacen on January 27, 2009.
This new structure made it possible for Santander to Begin the social restructuring process for the companies which composed the Conglomerate:
- Merger of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM) by Banco Real on April 30, 2010, ratified by Bacen on August 13, 2009.
- Merger of Banco Real by Banco Santander on April 30, 2009, being ratified by Bacen.
- Merger of shares: Santander Seguros, Banco Comercial e de Investimento Sudameris S.A. (BCIS) and Santander
Brasil Asset by Banco Santander on August 14, 2009. As a result of the Share Merger, Santander Seguros, BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company and the stockholders equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Brasil Asset, through the issuance of 14,410,886 shares (7,710,343 ordinary shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.
The incorporations were ratified by Bacen on September 28, 2009 and on December 14, 2009 by the Susep.
- Merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões) by Santander on August 31, 2009, is being ratified by Bacen.
- Full spin-off of Santander Investimentos em Participações S.A. (Santander Participações) with the transfer of its equity to Banco Santander and Santander Advisory Services S.A. (Advisory) on August 31, 2009.
The spin-off of Santander Participações with the transfer of its equity to Banco Santander and Advisory is in ratification process by Bacen.
- Merger of Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. and Credicenter Empreendimentos e Promoções Ltda. by AA Cartões, on January 30, 2009.
- Merger of ABN AMRO Brasil Participações e Investimentos S.A. and AA Cartões, on May 29, 2009.
- Merger of AAB Dois Par and Real Seguros Vida e Previdência S.A. (RSVP) (current denomination of Real Tokio Marine Vida e Previdência S.A.) by Santander Seguros on September 30, 2009. The incorporation and denomination alteration are been ratified by Susep.
- Partial spin-off of Santander CCVM with transfer of the

net assets to Santander S.A. Corretora de Câmbio e Títulos (Santander CCT) on September 30, 2009, still being ratified by Bacen.
- Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (SB CTVM) by Santander CCT on September 30, 2009, which is being ratified by Bacen.
- Merger of ABN AMRO Arrendamento Mercantil S.A. (ABN Leasing) by Santander Leasing, on September 30, 2009, ratified by Bacen on November 30, 2009.
- Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander Asset)
by Santander Brasil Asset on November 30, 2009, which is being ratified by Bacen;
- Merger of Santander Brasil Arrendamento Mercantil S.A. (SB Leasing) by Santander Leasing S.A., on November 30, 2009, which is being ratified by Bacen.
- Merger of Real Capitalização S.A. (Real Capitalização) by Santander Capitalização S.A. (Santander Capitalização), on September 30, 2009, ratified by Susep on January 15, 2010.
- Merger of Santander CCT by Santander CCVM on March 31, 2010, which is being ratified by Bacen.

The corporate restructuring here mentioned, represent steps in the process of consolidating the investments in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

• Other Information

It is part of Santander´s policy to restrict the services provided by our independent auditors, so as to preserve the auditor s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during the first semester of 2010, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores Independentes which cumulatively represent more than five percent of the related overall consideration.

Acknowledgements
The Management of Santander thanks its customers and stockholders for their trust, and its employees for their efforts and dedication, all of whom have made these results possible.

São Paulo, July 27, 2010.
The Board of Directors
The Executive Board

Approved during Santander´s Management Committee
meeting held on July, 27, 2010.

***

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Management and Stockholders of
Banco Santander (Brasil) S.A.
São Paulo - SP

1.   We have audited the accompanying individual (Bank) and consolidated balance sheets of Banco Santander (Brasil) S.A. and subsidiaries as of June 30, 2010 and 2009, and the related individual statements of income, changes in stockholders equity, cash flows, and value added for the six-month periods then ended, and the consolidated statements of income, cash flows, and value added for the six-month periods then ended, all expressed in Brazilian reais. These financial statements have been prepared under the responsibility of the Bank s and its subsidiaries management. Our responsibility is to express an opinion on these financial statements.

2.   Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Bank and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Bank s and its subsidiaries management, as well as the presentation of the financial statements taken as a whole.

3.   In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Banco Santander (Brasil) S.A. and subsidiaries as of June 30, 2010 and 2009, and the results of their operations, the changes in stockholders equity (Bank), and their cash flows and values added in operations for the six-month periods then ended, in conformity with Brazilian accounting practices applicable to entities authorized to operate by the Central Bank of Brazil.

4.   The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 27, 2010

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Francisco Antonio Maldonado Sant Anna
DELOITTE TOUCHE TOHMATSU	Francisco Antonio Maldonado Sant Anna
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS ON JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank		Consolidated
	Note	2010	2009	2010	2009

Current Assets		192,852,684	189,284,560	216,484,644	194,316,626
Cash	5	3,529,467	7,041,302	3,556,756	7,047,708
Interbank Investments	6	28,325,490	39,982,714	19,453,778	31,716,974
Money Market Investments		13,838,096	21,398,709	13,838,096	21,398,709
Interbank Deposits		13,492,943	16,972,290	4,621,231	8,706,550
Foreign Currency Investments		994,451	1,611,715	994,451	1,611,715
Securities and Derivative Financial Instrument	7	37,007,670	27,954,439	53,456,816	26,992,545
Own Portfolio		14,056,977	10,918,434	14,325,982	11,278,564
Subject to Resale Commitments		20,772,221	1,756,732	18,763,368	117,469
Derivative Financial Instruments		1,316,279	3,398,689	1,310,921	3,393,901
Linked to Central Bank of Brazil		477,622	10,298,886	477,622	10,298,886
Linked to Guarantees		384,571	1,581,698	18,578,923	1,903,725
Interbank Accounts	8	26,649,836	12,123,238	28,345,484	12,123,253
Payments and Receipts Pending Settlement		1,799,626	1,658,214	1,799,626	1,658,214
Restricted Deposits:
Central Bank of Brazil		24,732,786	10,186,463	26,428,434	10,186,478
National Housing System		100,758	107,920	100,758	107,920
Interbank Onlending		-	153,773	-	153,773
Correspondents		16,666	16,868	16,666	16,868
Interbranch Accounts		40,426	13,004	42,409	13,004
Third-party Funds in Transit		1,673	6,923	1,766	6,923
Internal Transfers of Funds		38,753	6,081	40,643	6,081
Lending Operations	9	49,666,280	57,060,218	56,394,789	63,106,870
Public Sector		66,388	94,187	64,597	90,827
Private Sector		50,898,573	58,799,861	57,838,361	64,887,437
(Allowance for Loan Losses)	9.f	(1,298,681)	(1,833,830)	(1,508,169)	(1,871,394)
Leasing Operations	9	199,406	202,348	5,374,069	5,533,836
Public Sector		-	-	1,810	779
Private Sector		217,451	224,837	5,586,735	5,628,878
(Allowance for Doubtful Lease Receivables)	9.f	(18,045)	(22,489)	(214,476)	(95,821)
Other Receivables		47,113,128	44,670,301	48,879,458	47,375,129
Receivables for Guarantees Honored		7,578	2,162	7,578	2,162
Foreign Exchange Portfolio	10	32,171,433	31,495,994	32,171,433	31,495,994
Income Receivable		329,067	628,327	283,625	397,913
Trading Account	11	822,246	200,974	1,082,260	1,090,615
Tax Credits	12	5,003,690	3,967,827	5,552,144	4,438,266
Other	13	8,872,146	8,550,665	9,899,162	10,210,765
(Allowance for Losses on Other Receivables)	9.f	(93,032)	(175,648)	(116,744)	(260,586)
Other Assets		320,981	236,996	981,085	407,307
Other Assets	14	121,918	258,294	124,282	280,318
(Allowance for Valuation)	14	(112,233)	(216,167)	(114,427)	(237,541)
Prepaid Expenses		311,296	194,869	971,230	364,530

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS ON JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank		Consolidated
	Note	2010	2009	2010	2009

Long-Term Assets		144,938,867	118,697,264	129,686,253	99,155,236
Interbank Investments	6	8,856,774	11,957,740	993,360	1,738,405
Interbank Deposits		8,500,144	11,570,487	636,730	1,351,152
Foreign Currency Investments		356,830	387,453	356,830	387,453
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	7	63,413,917	44,494,836	39,304,776	20,958,329
Own Portfolio		6,215,463	12,089,809	5,840,193	7,754,440
Subject to Resale Commitments		43,815,314	19,390,912	18,155,893	190,150
Derivative Financial Instruments		2,940,963	2,449,050	2,927,655	2,440,972
Linked to Central Bank of Brazil		6,225,492	7,530,738	6,225,492	7,530,738
Privatization Certificates		1,714	1,468	1,714	1,468
Linked to Guarantees		4,214,971	3,032,859	6,153,829	3,040,561
Interbank Accounts	8	82,349	255,123	82,349	255,123
Restricted Deposits:
National Housing System		82,349	70,535	82,349	70,535
Interbank Onlending		-	184,588	-	184,588
Lending Operations	9	56,031,095	38,481,922	62,953,620	42,393,175
Public Sector		120,725	204,741	120,725	203,061
Private Sector		62,084,146	43,146,938	69,292,475	47,586,542
(Allowance for Loan Losses)	9.f	(6,173,776)	(4,869,757)	(6,459,580)	(5,396,428)
Leasing Operations	9	266,149	537,263	6,496,496	7,654,407
Public Sector		-	-	5,573	1,214
Private Sector		308,447	541,664	6,956,620	8,128,034
(Allowance for Doubtful Lease Receivables)	9.f	(42,298)	(4,401)	(465,697)	(474,841)
Other Receivables		16,255,836	22,728,457	19,776,301	25,770,553
Receivables for Guarantees Honored		14,897	9,791	14,897	9,791
Foreign Exchange Portfolio	10	2,217,222	8,823,037	2,217,222	8,823,037
Income Receivable		52,700	43,079	52,700	42,986
Tax Credits	12	6,345,674	6,160,398	8,476,139	8,172,768
Other	13	7,865,465	7,794,477	9,282,755	8,836,451
(Allowance for Losses on Other Receivables)	9.f	(240,122)	(102,325)	(267,412)	(114,480)
Other Assets		32,747	241,923	79,351	385,244
Temporary Investments		8,061	9,687	8,069	10,850
(Allowance for Losses)		(1,765)	(646)	(1,773)	(1,774)
Prepaid Expenses		26,451	232,882	73,055	376,168

Permanent Assets		46,058,515	47,457,352	28,643,673	30,427,159
Investments		18,594,293	17,283,439	99,418	137,135
Investments in Affiliates and Subsidiaries:	16	18,534,595	17,324,912	21,389	71,528
Domestic		18,435,533	17,221,497	21,389	71,366
Foreign		99,062	103,415	-	162
Other Investments		101,451	69,858	115,753	117,834
(Allowance for Losses)		(41,753)	(111,331)	(37,724)	(52,227)
Property and Equipment in Use	17	3,877,903	3,391,691	3,939,069	3,465,551
Real Estate		1,590,303	795,425	1,594,538	799,619
Other		5,380,250	5,630,680	5,472,077	5,788,416
(Accumulated Depreciation)		(3,092,650)	(3,034,414)	(3,127,546)	(3,122,484)
Intangibles	18	23,586,319	26,782,222	24,605,186	26,824,473
Goodwill		26,715,068	26,012,090	27,835,279	26,012,090
Intangible Assets		4,770,836	9,244,531	4,893,989	9,302,719
(Accumulated Amortization)		(7,899,585)	(8,474,399)	(8,124,082)	(8,490,336)
Total Assets		383,850,066	355,439,176	374,814,570	323,899,021

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS ON JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank		Consolidated
	Note	2010	2009	2010	2009

Current Liabilities		214,148,949	155,472,856	224,178,612	149,888,683
Deposits	19.a	78,722,534	80,491,543	68,225,649	72,662,158
Demand Deposits		13,708,255	13,899,273	13,469,497	13,789,451
Savings Deposits		26,721,311	21,410,657	26,721,311	21,410,657
Interbank Deposits		11,330,461	8,584,338	1,073,593	946,954
Time Deposits		26,564,427	36,208,025	26,563,168	36,125,846
Other Deposits		398,080	389,250	398,080	389,250
Money Market Funding	19.b	59,741,634	6,339,448	59,482,713	6,206,848
Own Portfolio		53,693,017	154,770	53,434,096	75,598
Third Parties		15,501	2,714,237	15,501	2,660,809
Linked to Trading Portfolio Operations		6,033,116	3,470,441	6,033,116	3,470,441
Funds from Acceptance and Issuance of Securities	19.c	7,882,085	7,804,278	8,103,051	8,295,436
Exchange Acceptances		-	-	219,514	20,397
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		7,488,698	6,474,085	7,490,150	6,944,846
Securities Issued Abroad		393,387	1,330,193	393,387	1,330,193
Interbank Accounts	8	1,731,392	1,656,705	1,731,392	1,656,705
Receipts and Payments Pending Settlement		1,702,596	1,621,819	1,702,596	1,621,819
Correspondents		28,796	34,886	28,796	34,886
Interbranch Accounts		1,802,541	1,449,820	1,802,541	1,449,820
Third-Party Funds in Transit		1,797,550	1,443,978	1,797,550	1,443,978
Internal Transfers of Funds		4,991	5,842	4,991	5,842
Borrowings	19.e	11,319,051	10,577,475	11,323,127	10,577,475
Local Borrowings - Other		274,664	1,032,774	278,740	1,032,774
Foreign Borrowings		11,044,387	9,544,701	11,044,387	9,544,701
Domestic Onlendings - Official Institutions	19.e	2,550,038	2,520,622	2,550,038	2,521,134
National Treasury		5,352	7,385	5,352	7,385
National Economic and Social Development Bank (BNDES)		709,511	796,063	709,511	796,567
Federal Savings and Loan Bank (CEF)		2,236	3,453	2,236	3,453
National Equipment Financing Authority (FINAME)		1,787,508	1,554,478	1,787,508	1,554,486
Other Institutions		45,431	159,243	45,431	159,243
Foreign Onlendings	19.e	548,865	838,793	548,865	838,793
Foreign Onlendings		548,865	838,793	548,865	838,793
Derivative Financial Instruments	7	1,492,679	2,332,995	1,492,529	2,311,771
Derivative Financial Instruments		1,492,679	2,332,995	1,492,529	2,311,771
Other Payables		48,358,130	41,461,177	68,918,707	43,368,543
Collected Taxes and Other		932,422	980,688	938,278	984,447
Foreign Exchange Portfolio	10	30,857,873	28,329,273	30,857,873	28,329,273
Social and Statutory		1,473,489	462,752	1,495,453	482,423
Tax and Social Security	20	4,834,216	2,238,679	6,391,674	2,973,132
Trading Account	11	230,819	157,183	462,648	873,205
Technical Provision for Insurance, Pension Plan and Capitalization Operations		-	-	18,251,569	-
Subordinated Debts	21	2,177	81,159	2,177	81,159
Other	22	10,027,134	9,211,443	10,519,035	9,644,904

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS ON JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank		Consolidated
	Note	2010	2009	2010	2009

Long-Term Liabilities		104,168,465	150,441,881	84,650,612	124,062,245
Deposits	19.a	57,280,369	78,882,025	34,289,393	49,366,897
Interbank Deposits		23,138,996	29,583,574	71,228	224,993
Time Deposits		34,141,373	49,298,451	34,218,165	49,141,904
Money Market Funding	19.b	10,814,486	27,161,976	10,723,275	26,755,436
Own Portfolio		10,814,486	21,022,156	10,723,275	20,615,616
Third Parties		-	6,139,820	-	6,139,820
Funds from Acceptance and Issuance of Securities	19.c	2,707,991	1,820,720	3,044,242	2,064,723
Exchange Acceptances		-	-	324,611	244,003
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		526,191	84,206	537,831	84,206
Securities Issued Abroad		2,181,800	1,736,514	2,181,800	1,736,514
Borrowings	19.e	1,933,236	1,835,839	1,933,236	1,835,839
Local Borrowings - Other Institutions		-	245,481	-	245,481
Foreign Borrowings		1,933,236	1,590,358	1,933,236	1,590,358
Domestic Onlendings - Official Institutions	19.e	6,532,607	5,132,841	6,532,607	5,133,772
National Treasury		-	10,928	-	10,928
National Economic and Social Development Bank (BNDES)		3,351,087	2,366,961	3,351,087	2,367,758
Federal Savings and Loan Bank (CEF)		2,012	4,633	2,012	4,633
National Equipment Financing Authority (FINAME)		3,179,508	2,744,417	3,179,508	2,744,551
Other Institutions		-	5,902	-	5,902
Foreign Onlendings	19.e	1,076,223	1,630,854	1,076,223	1,630,854
Foreign Onlendings		1,076,223	1,630,854	1,076,223	1,630,854
Derivative Financial Instruments	7	3,174,405	2,592,789	3,166,988	2,609,191
Derivative Financial Instruments		3,174,405	2,592,789	3,166,988	2,609,191
Other Payables		20,649,148	31,384,837	23,884,648	34,665,533
Foreign Exchange Portfolio	10	1,209,700	8,599,809	1,209,700	8,599,809
Social and Statutory		-	536,441	-	536,441
Tax and Social Security	20	2,937,032	4,974,759	5,675,950	8,016,444
Trading Account	11	77	490	82	26,569
Technical Reserve for Insurance, Pension Plan
and Capitalization Transactions		-	-	277,922	-
Subordinated Debts	21	10,081,104	10,911,908	10,081,104	10,911,908
Other	22	6,421,235	6,361,430	6,639,890	6,574,362

Deferred Income		178,586	108,244	185,989	127,058
Deferred Income		178,586	108,244	185,989	127,058

Minority Interest		-	-	474,707	438,679

Stockholders' Equity	24	65,354,066	49,416,195	65,324,650	49,382,356
Capital:		62,828,201	47,152,201	62,828,201	47,152,201
Brazilian Residents		6,251,291	959,452	6,251,291	959,452
Foreign Residents		56,576,910	46,192,749	56,576,910	46,192,749
Capital Reserves		704,436	922,130	704,436	922,130
Revaluation Reserves		1,632,607	1,070,811	1,632,607	1,070,811
Adjustment to Fair Value		188,822	273,001	148,625	232,803
Retained Earnings		-	-	10,781	6,359
(-) Treasury Shares		-	(1,948)	-	(1,948)
Total Liabilities and Stockholders' Equity		383,850,066	355,439,176	374,814,570	323,899,021

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF INCOME FOR THE PERIODS ENDED JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank		Consolidated
	Note	2010	2009	2010	2009
Financial Income		20,716,423	10,162,851	21,593,636	15,410,823
Lending Operations		12,233,647	6,875,115	13,650,780	11,334,267
Leasing Operations		28,132	65,188	851,784	1,023,905
Securities Transactions	7.a	7,296,620	2,355,178	5,294,506	2,083,198
Derivatives		12,452	1,204,411	(215)	2,024,847
Insurance, Pension Plan and Capitalization		-	-	615,053	-
Foreign Exchange Operations		576,570	(442,408)	576,570	(1,205,429)
Compulsory Investments		569,002	105,367	605,158	150,035

Financial Expenses		(14,418,081)	(5,765,394)	(13,758,855)	(8,477,089)
Funding Operations	19.d	(9,335,077)	(4,793,072)	(7,905,647)	(6,055,647)
Borrowings and Onlendings		(1,025,185)	2,299,825	(1,025,185)	2,481,419
Technical Reserves for Insurance, Pension Plan and Capitalization Adjustment and Interest		-	-	(439,709)	-
Allowance for Loan Losses	9.f	(4,057,819)	(3,272,147)	(4,388,314)	(4,902,861)
Gross Profit From Financial Operations		6,298,342	4,397,457	7,834,781	6,933,734

Other Operating (Expenses) Income		(4,376,453)	(4,182,046)	(5,215,571)	(6,338,697)
Income from Services Rendered	27	2,420,870	1,728,060	2,679,325	2,697,298
Income from Banking Fees	27	865,109	616,429	1,046,601	1,040,186
Net Income from Premiums, Pension Plan and Capitalization		-	-	248,971	-
Personnel Expenses	28	(2,294,229)	(1,542,889)	(2,406,505)	(2,386,729)
Other Administrative Expenses	29	(4,794,844)	(3,739,709)	(4,999,929)	(4,839,120)
Tax Expenses	30	(940,926)	(714,953)	(1,095,176)	(1,164,875)
Investments in Affiliates and Subsidiaries	16	959,183	1,089,626	844	147,582
Other Operating Income	31	916,302	826,938	937,325	1,198,413
Other Operating Expenses	32	(1,507,918)	(2,445,548)	(1,627,027)	(3,031,452)
Income From Operations		1,921,889	215,411	2,619,210	595,037
Nonoperating Income	33	286,475	980,717	271,431	1,295,199
Income Before Taxes On Income and Profit Sharing		2,208,364	1,196,128	2,890,641	1,890,236

Income and Social Contribution Taxes	34	288,610	119,065	(323,798)	(433,095)
Provision for Income Tax		(27,214)	(115,455)	(481,981)	(1,019,362)
Provision for Social Contribution Tax		-	(113,654)	(224,144)	(418,566)
Deferred Tax Credits		315,824	348,174	382,327	1,004,833
Profit Sharing		(483,834)	(312,657)	(519,994)	(424,766)

Minority Interest		-	-	(30,505)	(26,352)
Net Income		2,013,140	1,002,536	2,016,344	1,006,023

Number of Shares (Thousands)	24.a	399,044,117	325,732,888
Earnings per Thousand Shares (R$)		5.04	3.08

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIODS ENDED JUNE 30
In thousands of Brazilian reais - R$, unless otherwise stated

					Profit Reserves		Adjustment to Fair Value
						Reserve for Dividend Equalization		Affiliates and Subsidiaries	Retained Earnings
			Capital Increase	Capital Reserves	Legal Reserve					Treasury Shares
	Note	Capital					Position Own				Total

Balances as of December 31, 2008		9,131,448	38,020,753	922,130	679,416	13,859	127,955	(101,676)	-	-	48,793,885
Approval of Capital Increase		38,020,753	(38,020,753)	-	-	-	-	-	-	-	-
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	-	216,328	30,394	-	-	246,722
Acquisition of Treasury Shares	24.d	-	-	-	-	-	-	-	-	(1,948)	(1,948)
Net Income		-	-	-	-	-	-	-	1,002,536	-	1,002,536
Allocations:
Legal Reserve		-	-	-	50,127	-	-	-	(50,127)	-	-
Reserve for Dividend Equalization	24.c	-	-	-	-	327,409	-	-	(327,409)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(625,000)	-	(625,000)
Balances as of June 30, 2009		47,152,201	-	922,130	729,543	341,268	344,283	(71,282)	-	(1,948)	49,416,195

Balances as of December 31, 2009		62,806,071	-	726,566	769,476	149,991	83,034	(7,692)	-	-	64,527,446
Capital Increase	24.a	22,130	-	(22,130)	-	-	-	-	-	-
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	-	112,585	895	-	-	,
Net Income		-	-	-	-	-	-	-	2,013,140	-	2,013,140
Allocations:
Legal Reserve		-	-	-	100,657	-	-	-	(100,657)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)
Reserve of Dividend Equalization	24.c	-	-	-	-	612,483	-	-	(612,483)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(800,000)	-	(800,000)
Balances as of June 30, 2010		62,828,201	-	704,436	870,133	762,474	195,619	(6,797)	-	-	65,354,066

The accompanying notes are an integral part of these financial statements.

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(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF CASH FLOW FOR PERIODS ENDED JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank		Consolidated
	Note	2010	2009	2010	2009
Cash Flow from Operating Activities
Net Income		2,013,140	1,002,536	2,016,344	1,006,023
Adjustment Net Income		5,889,990	4,333,123	7,673,625	7,349,397
Allowance for Loan Losses	9.f	4,057,819	3,272,147	4,388,314	4,902,861
Provision for Contingent Liabilities		1,198,855	1,960,723	1,407,640	2,495,803
Deferred Tax Credits		(189,146)	(531,314)	2,366	(423,006)
Equity in Affiliates and Subsidiaries	16	(959,183)	(1,089,626)	(844)	(147,582)
Depreciation and Amortization	29	2,063,317	1,667,390	2,137,105	1,800,183
Recognition (Reversal) Allowance for Losses on Other Assets		(10,301)	50,543	(10,267)	60,040
Gain (Loss) on Sale of Other Assets	33	(177,596)	(1,408)	(177,616)	(774)
Gain (Loss) Impairment of Assets	32	6,110	35,798	5,486	35,798
Gain (Loss) on Sale of Other Investments	33	(71,981)	(1,034,386)	(72,342)	(1,377,427)
Other		(27,904)	3,256	(6,217)	3,501
Changes on Assets and Liabilities		(18,149,612)	(23,071,570)	(19,681,692)	(17,201,456)
Decrease (Increase) in Interbank Investments		(2,373,598)	(6,919,487)	(1,457,320)	(4,655,141)
Decrease (Increase) in Securities and Derivative Financial Instruments		(12,540,100)	(5,895,607)	(12,607,496)	(2,640,445)
Decrease (Increase) in Lending and Leasing Operations		(12,044,198)	(166,905)	(13,769,246)	(1,437,380)
Decrease (Increase) in Deposits on Central Bank of Brazil		(16,194,183)	(3,023,897)	(17,889,826)	(3,236,849)
Decrease (Increase) in Other Receivables		(3,944,696)	9,467,425	(3,275,359)	6,358,436
Decrease (Increase) in Other Assets		21,796	(73,736)	(146,560)	153,816
Net Change on Other Interbank and Interbranch Accounts		(111,169)	(325,159)	(109,153)	(920,505)
Increase (Decrease) in Deposits		(10,921,436)	3,012,996	(10,958,026)	(1,958,248)
Increase (Decrease) in Money Market Funding		35,634,649	(5,356,795)	35,593,930	2,029,980
Increase (Decrease) in Funds from Acceptance and Issuance of Securities		782,269	(396,828)	410,068	(198,556)
Increase (Decrease) in Borrowings and Onlendings		2,757,018	(2,123,622)	2,761,093	(2,992,321)
Increase (Decrease) in Other Liabilities		751,006	(11,237,528)	480,420	(7,669,032)
Increase (Decrease) in Technical Provision for Insurance, Pension Plan and Capitalization Operations		-	-	1,260,824	-
Increase (Decrease) in Change in Deferred Income		33,030	(32,427)	24,959	(35,211)
Net Cash Provided by (Used in) Operating Activities		(10,246,482)	(17,735,911)	(9,991,723)	(8,846,036)
Investing Activities
Acquisition of Investment		(5,130)	(132,952)	(1,342)	(96,187)
Acquisition of Property and Equipment in Use		(529,652)	(291,181)	(545,543)	(329,123)
Acquisition of Intangible Assets		(337,400)	(900,850)	(344,124)	(911,870)
Net Cash Received on Sale/Reduction of Investments		66,424	15,571,031	68,917	2,905,347
Proceeds from Assets not in Use		299,145	38,023	300,074	51,374
Proceeds from Property in Use		11,486	273,355	15,763	269,562
Dividends and Interest on Capital Received		383,767	-	7,958	-
Net Cash Provided by (Used in) Investing Activities		(111,360)	14,557,426	(498,297)	1,889,103
Financing Activities
Acquisition of Treasury Shares	24.d	-	(1,948)	-	(1,948)
Increase (Decrease) in Subordinated Debts		(1,223,609)	1,693,331	(1,223,609)	1,804,625
Paid Dividends and Interest on Capital		(1,460,476)	(1,462,177)	(1,571,468)	(1,388,428)
Increase (Decrease) on Minority Interest		-	-	34,142	38,269
Net Cash Provided by (Used in) Financing Activities		(2,684,085)	229,206	(2,760,935)	452,518
Increase (Decrease) in Cash and Cash Equivalents		(13,041,927)	(2,949,279)	(13,250,955)	(6,504,415)
Cash and Cash Equivalents Beginning of Period	5	18,508,144	23,886,113	18,384,166	27,377,646
Cash and Cash Equivalents End of Period	5	5,466,217	20,936,834	5,133,211	20,873,231

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF VALUE ADDED PERIODS ENDED JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

		Bank				Consolidated
	Note	2010		2009		2010		2009

Financial Income		20,716,423		10,162,851		21,593,636		15,410,823
Income from Services Rendered, Banking Fees and Net Income from
Premiums, Pension Plan and Capitalization		3,285,979		2,344,489		3,974,897		3,737,484
Allowance for Loans Losses	9.f	(4,057,819)		(3,272,147)		(4,388,314)		(4,902,861)
Other Assets and Liabilities		(299,031)		(602,095)		(412,785)		(502,042)
Financial Expenses		(10,360,262)		(2,493,247)		(9,370,541)		(3,574,228)
Third-party Input		(2,512,727)		(1,946,621)		(2,639,043)		(2,844,383)
Materials and Utilities		(111,678)		(92,153)		(113,915)		(123,054)
Outside and Specialized Services	29	(812,961)		(555,615)		(882,347)		(819,694)
Impairment of Assets	32	(6,110)		(35,798)		(5,486)		(35,798)
Other		(1,581,978)		(1,263,055)		(1,637,295)		(1,865,837)
Gross Added value		6,772,563		4,193,230		8,757,850		7,324,793
Retention
Depreciation and Amortization	29	(2,063,317)		(1,667,390)		(2,137,105)		(1,800,183)
Added Value Produced		4,709,246		2,525,840		6,620,745		5,524,610
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	16	959,183		1,089,626		844		147,582
Added Value to Distribute		5,668,429		3,615,466		6,621,589		5,672,192

Added Value Distribution
Employee		2,432,077	42.9%	1,628,177	45.0%	2,564,482	38.7%	2,457,215	43.3%
Compensation	28	1,307,357		886,488		1,373,071		1,386,651
Benefits	28	408,644		263,700		429,511		392,742
Government Severance Indemnity Funds for Employees - FGTS		129,584		94,417		136,872		154,933
Other		586,492		383,572		625,028		522,889
Taxes		998,302	17.6%	823,257	22.8%	1,780,991	26.9%	1,952,250	34.4%
Federal		831,200		698,431		1,587,152		1,759,789
State		331		127		356		198
Municipal		166,771		124,699		193,483		192,263
Remuneration of Third Part - Rental	29	224,910	4.0%	161,496	4.5%	229,267	3.5%	230,352	4.1%
Remuneration of Interest on Capital		2,013,140	35.5%	1,002,536	27.7%	2,046,849	30.9%	1,032,375	18.2%
Interest on Capital	24.b	800,000		625,000		800,000		625,000
Dividends	24.b	500,000		-		500,000		-
Profit Reinvestment		713,140		377,536		716,344		381,023
Participation Results of Minority of Shareholders		-		-		30,505		26,352

Total		5,668,429	100.0%	3,615,466	100.0%	6,621,589	100.0%	5,672,192	100.0%

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

1. Operations

Banco Santander (Brasil) S.A. (Santander, Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain or Santander Group), is the lead institution of the financial and non-financial group with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing and mortgage loan, leasing portfolios and through controlled companies, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a group of financial institutions that operate on an integrated basis in the financial and capital markets.

Global Offering of Shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, which includes the issuance of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil and Units abroad, included in the form of ADRs representing ADSs.

At the same meeting the listing of Banco Santander was approved and the trade of the Units in BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm commitment of settlement. Under the Instruction 400/2003 of Brazilian Securities Commission (CVM), the total number of Units/ADSs initially offered in the Global Offering was increased in 6.85 percents i.e., which means 35,955,648 Units, in the form of ADSs, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and the New York Stock Exchange (NYSE) since October 7, 2009.

The other characteristics and terms set out in the Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander dated October 6, 2009, are available at www.santander.com.br and the CVM website and its English version on Form - F1, available on the US Securities and Exchange Commission (SEC) website.

The ratification, by Bacen, of the Bank's capital increase due to the completion of the Global Offering and Supplemental Option occurred on October 14, 2009 and on October 29, 2009, respectively.

The results of the Global Offering were disclosed under the closing announcement published in issues of Valor Econômico Newspaper on November 10, 2009.

2. Corporate Restructuring

a) Merger of Shares of Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS) and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

The Extraordinary Stockholders' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros, Banco BCIS, and Santander Brasil Asset was approved the merger of shares. As a result of the Share Merger, Santander Seguros, Banco BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company), and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Brasil Asset, through the issuance of 14,410,886 shares (7,710,343 ordinary shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.

The merger of shares was approved by Bacen on September 28, 2009 and on December 14, 2009 by Superintendence of Private Insurance (Susep) (related to Santander Seguros).

b) Merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões)

On August 31, 2009, the shareholders of Banco BCIS and Banco Santander and the partners of AA Cartões approved, on respective Extraordinary Stockholders' Meeting and Partners’ Meeting the corporate restructuring proposal of BCIS and AA Cartões by Banco Santander. The merger is being ratified by Bacen.

c) Full spin-off of Santander Investimentos e Participações S.A. (Santander Participações) with the transfer of portions of its equity to Banco Santander and Santander Advisory Services S.A. (Advisory)

The Extraordinary Stockholders' Meeting held on August 31, 2009, of Banco Santander, Santander Participações and Advisory were approved the corporate restructuring proposal for the full spin-off of Santander Participações, with the transfer of portions of its equity to Banco Santander and Advisory.

The spin-off of Santander Participações with the transfer of its equity to Banco Santander and Advisory is in ratification process by Bacen.

d) Reorganizations of Banco Santander's controlled companies

Still related to part of the social restructuring process of the Conglomerate companies, several reorganizations were implemented within Banco Santander's controlled companies:

- Merger of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) and Real Seguros Vida e Previdência S.A. (RSVP) by Santander Seguros on September 30, 2009. The merger is been ratified by Susep.

- Partial spin-off of Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) with transfer of the net assets to Santander S.A. – Corretora de Câmbio e Títulos (Santander CCT) on September 30, 2009, which is being ratified by Bacen.

- Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (SB CTVM) by Santander CCT on September 30, 2009, which is being ratified by Bacen.

- Merger of ABN AMRO Arrendamento Mercantil S.A. (ABN Leasing) by Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) on September 30, 2009, ratified by Bacen on November 30, 2009.

- Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander Asset) by Santander Brasil Asset on November 30, 2009, which is being ratified by Bacen.

- Merger of Santander Brasil Arrendamento Mercantil S.A. (SB Leasing) by Santander Leasing on November 30, 2009, which is being ratified by Bacen.

- Merger of Real Capitalização S.A. (Real Capitalização) by Santander Capitalização S.A. (Santander Capitalização) on September 30, 2009, ratified by Susep on January 15, 2010.

- Merger of Santander CCT by Santander CCVM on March 31, 2010, which is being ratified by Bacen.

3. Presentation of Financial Statements

The financial statements of Banco Santander, which include its foreign branches (Bank) and the consolidated financial statements of the Bank and its subsidiaries (Consolidated) indicated in note 16 have been prepared in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Central Bank of Brazil and the CVM, the National Council of Private Insurance (CNSP) and the Susep when applicable. It was adopted for report of financial the approved regulations from CVM related to international accounting convergence process that does not conflict with the rules of CMN and Bacen. Were adopted for the purpose of disclosure of financial statements with those norms approved by the CVM not conflicted with the rules of the CMN and the Central Bank.

During the preparation of the consolidated financial statements, equity in subsidiaries, significant balances arising from transactions among domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated. Minority interest is recorded in a separate caption in stockholders’ equity and in the statements of income. The balances stated in the jointly-owned subsidiaries’ balance sheets and statements of income were consolidated in proportion to the interest in the subsidiary.

The information of the leasing transactions has been reclassified, in order to reflect its financial position in the consolidated financial statements in conformity with the financial method of accounting for leasing operations.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

4. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges and monetary or exchange variations earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Financial Statement Translation

The functional currency used for the operations of the branches abroad is the Brazilian Real. The assets and liabilities are substantially monetary items and are converted by exchange rates at the end of the period, the non-monetary items are measured at cost history and the results are converted by the average exchange rates for the period.

The exchange effects of the operations of the branches abroad are located in the lines of the statement of income, according to the assets and liabilities which resulted it.

c) Current and Long-Term Assets and Liabilities

When applicable, allowances for valuation are recorded to reflect market or realizable values are explained by the realizable or settlement amounts, respectively, and include income, charges and monetary or exchange variations earned or incurred through the balance sheet date, determined on a daily pro rata basis. The allowance for loan losses is based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, and specific portfolio risks, as well as on the risk assessment policy of the Bank’s management for recognition of allowances, including requirements of the CMN and Bacen.

Receivables and payables due within 12 months are recorded in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and applications interbank liquidity investments with immediate convertibility in to cash or with original maturity of more than ninety days.

e) Securities

Securities are presented in accordance with the following recognition and accounting valuation criteria:

I - Trading securities.
II - Available-for-sale securities.
III - Held-to-maturity securities.

“Trading securities” include securities acquired for the purpose of being actively and frequently traded and “held-to-maturity securities” include those which the Bank intends to maintain in its portfolio to maturity. “Available-for-sale securities” include those which cannot be classified in categories I and III. Securities classified in categories I and II are stated at cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, reflecting the increase or decrease arising from this adjustment in:

(1) The related income or expense account, in income for the period, when related to securities classified as “trading securities”, net of tax effects; and

(2) Separate caption in stockholders’ equity, when related to securities classified as “available-for-sale securities”, net of tax effects. The adjustments to fair value on sale of these securities are transferred to income for the period.

Securities classified as “held-to-maturity securities” are stated at purchase price, increased by the earnings until the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of the "available-for-sale" and "held-to-maturity securities" are recognized in the statement of income.

f) Derivatives

Derivatives are classified according to Management's intent to use them for hedging or not. Transactions made at customers' request, on own account, or those which do not meet the criteria for hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses included into the period income.

Derivatives designated as hedge may be classified as:

I - Market risk hedge.
II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. The embedded derivatives are recorded separately from the contract they are bound with.

g) Prepaid Expenses

Funds used in advance payments, whose benefits or provision of services will occur in future years, are recorded as “prepaid expenses” and allocated to income over the term of the respective agreements.

h) Permanent Assets

Stated at acquisition cost and include:

h.1) Investments

Adjustments to investments in affiliates and subsidiaries are determined under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

h.2) Property and Equipment

Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, installations, furniture, equipment in use, communication and security systems - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or considering the benefit period of the terms of rental contracts.

h.3) Intangible assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate an impairment.

Goodwill on merger and the related reduction account, reserve for maintenance of integrity of the merging entity’s stockholders’ equity, are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Acquisition and development of software are amortized over a maximum period of 5 years.

i) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, changed by CNSP Resolution 181/2007, 195/2008 and 204/2009, and SUSEP Circular 288/2005.

i.1) Insurance and Pension Plan I – Unearned Premium Reserve (PPNG)

The PPNG is recognized based on the portions of retained premiums corresponding to the policies’ unelapsed risk periods calculated on a daily pro rata basis.

II – Unearned Premium Reserve – Unissued Current Risks (PPNG-RVNE)

The PPNG-RVNE is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.

III - Premium Deficiency Reserve (PIP)

These resolutions also established the PIP for when the PPNG is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.

IV - Unexpired Risk Reserve (PRNE)

The PRNE is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.

V - Contribution Deficiency Reserve (PIC)

The PIC is recognized to provision deviations in relation to mathematical reserves’ technical bases for current and future benefits. The biometric tables used as parameter for the recognition consider for the survival of female and male participants the AT2000 Male table and the plan interest rate.

VI - Administrative Expenses Reserve (PDA)

The PDA is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).

VII - Supplementary Premium Reserve (PCP)

The PCP is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.

VIII - Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC)

The PMBaC are recognized based on contributions made under the capitalization financial system. The PMBC represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

IX – Claims Payable Reserve (PSL)

The PSL is recognized based on notices received by the insurance company related to insurance and coinsurance claims which were accepted but not yet paid.

X - Reserve for Losses Incurred but Not Reported (IBNR reserve)

The IBNR reserve is recognized based on actuarial technical note or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and Susep Circular Letter 288/2005 for Pension Plan. The Insurance Personal Injury caused by Motor Vehicles (DPVAT) reserve, included in the balance of the provision for losses incurred but not reported is recognized based on information provided by the management of the National Federation of Private Insurance and Capitalization Companies (Fenaseg). As of march 2008, DPVAT is managed by Seguradora Líder - DPVAT.

XI - Reserve for Future Policy Benefits (PBaR)

The PBaR is recognized based on the claims notice and the past due risks or lump-sum amounts payable.

XlI - Reserve for Oscillation Risk (POR)

The POR is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the NTA.

XIII - Financial Surplus Reserve (PEF)

The PEF surplus amounts accrued to be used according to plan regulations.

XIV - Financial Fluctuation Reserve (POF)

The POF is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.

XV - Reserve for Surrenders and/or Other Future Policy Benefits

Corresponds to amounts related to surrenders and returns of contributions/premiums and the portability requested which, for any reason, have not yet been transferred.

i.2) Capitalization

The technical reserve of the savings bonds are determined by a percentage applied to amounts received from subscribers, as required under its Actuarial Note for each product and the conditions of each proposal, and updated monthly by the Basic Reference Rate (TR) applied to savings accounts and capitalized at a rate of 0.5 per month and may be redeemed under the conditions described in the title of capitalization. The monetary and interest credited to technical reserve are recorded as financial expenses.

j) Pension Plan

The actuarial liabilities related to pension plans are recorded based on an actuarial study made by independent actuaries, by the end of each period and used in the following period, in accordance with CVM Resolution 371/2000.

Expenses related to sponsors’ contributions to the plans are recognized on the accrual basis.

k) Contingent Assets and Liabilities and Legal Obligations

k.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or unappealable court decisions, for which a favorable outcome is practically certain. Contingent assets whose likelihood of favorable outcome is probable, if any, are only disclosed in the financial statements.

k.2) Contingent Liabilities

Contingent liabilities are recorded based on the nature, complexity and history of lawsuits, and on the opinion of the in-house and outside legal counsel when the risk of loss on the administrative or judicial proceeding is considered as probable and the amounts can be reasonably determined.

 k.3) Legal Obligations - Tax and Social Security

Refer to judicial and administrative proceedings related to tax and social security obligations challenging their legality or constitutionality which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recorded in the financial statements.

l) Deferred Income

Refers to income received before the completion of the term of the obligation that gave rise to it, including non-refundable income, mainly related to guarantees and collaterals provided and credit card annual fees. Deferred income is recorded in income over the term of the respective agreements.

m) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation. Deferred tax assets and liabilities are computed basically on certain temporary differences between the book and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

In accordance with the current regulation, the expected realization of the Bank’s tax credits, as shown in note 12.b, is based on the projection of future income and a technical study.

n) Impairment Valuation

Nonfinancial Assets are subject to the assessment of recoverable values on an annual or more frequently basis if conditions or circumstances indicate the possibility of impairment.

5. Cash and Cash Equivalents

		Bank
		June 30, 2010	December 31, 2009	June 30, 2009	December 31, 2008
Cash		3,529,467	5,597,548	7,041,302	2,449,760
Interbank Investments		1,936,750	12,910,596	13,895,532	21,436,353
Money Market Investments		452,115	11,257,097	12,212,784	12,857,439
Interbank Deposits		490,481	266,347	71,033	258,455
Foreign Currency Investments		994,154	1,387,152	1,611,715	8,320,459
Total		5,466,217	18,508,144	20,936,834	23,886,113

		Consolidated
		June 30, 2010	December 31, 2009	June 30, 2009	December 31, 2008
Cash		3,556,756	5,623,834	7,047,708	5,087,316
Interbank Investments		1,576,455	12,760,332	13,825,523	22,290,330
Money Market Investments		452,115	11,257,066	12,212,784	12,857,439
Interbank Deposits		130,186	116,114	1,024	687,952
Foreign Currency Investments		994,154	1,387,152	1,611,715	8,744,939
Total		5,133,211	18,384,166	20,873,231	27,377,646

6. Interbank Investments
	Bank
	2010				2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Money Market Investments	3,947,350	9,890,746	-	13,838,096	21,398,709
Own Portfolio	2,013,252	6,050,503	-	8,063,755	9,259,246
Treasury Bills - LFT	311,300	-	-	311,300	561
National Treasury Bills - LTN	216,211	178,553	-	394,764	1,533,900
National Treasury Notes - NTN	1,465,951	5,871,950	-	7,337,901	7,724,785
Securities Issued Abroad by The Brazilian Government	19,790	-	-	19,790	-
Third-party Portfolio	-	15,543	-	15,543	8,838,715
Treasury Bills - LFT	-	-	-	-	3,649,991
National Treasury Bills - LTN	-	-	-	-	4,174,477
National Treasury Notes - NTN	-	15,543	-	15,543	1,014,247
Sold Position	1,934,098	3,824,700	-	5,758,798	3,300,748
National Treasury Bills - LTN	358,517	-	-	358,517	-
National Treasury Notes - NTN	1,575,581	3,824,700	-	5,400,281	3,300,748
Interbank Deposits	3,901,253	9,591,690	8,500,144	21,993,087	28,542,777
Foreign Currency Investments	994,154	297	356,830	1,351,281	1,999,168
Allowance for Losses	-	-	(200)	(200)	(200)
Total	8,842,757	19,482,733	8,856,774	37,182,264	51,940,454
Current				28,325,490	39,982,714
Long-term				8,856,774	11,957,740

	Consolidated
	2010				2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Money Market Investments	3,947,350	9,890,746	-	13,838,096	21,398,709
Own Portfolio	2,013,252	6,050,503	-	8,063,755	9,312,674
Treasury Bills - LFT	311,300	-	-	311,300	561
National Treasury Bills - LTN	216,211	178,553	-	394,764	1,587,328
National Treasury Notes - NTN	1,465,951	5,871,950	-	7,337,901	7,724,785
Securities Issued Abroad by The Brazilian Government	19,790	-	-	19,790	-
Third-party Portfolio	-	15,543	-	15,543	8,785,287
Treasury Bills - LFT	-	-	-	-	3,649,991
National Treasury Bills - LTN	-	-	-	-	4,121,049
National Treasury Notes - NTN	-	15,543	-	15,543	1,014,247
Sold Position	1,934,098	3,824,700	-	5,758,798	3,300,748
National Treasury Bills - LTN	358,517	-	-	358,517	-
National Treasury Notes - NTN	1,575,581	3,824,700	-	5,400,281	3,300,748
Interbank Deposits	2,255,989	2,365,242	636,730	5,257,961	10,057,702
Foreign Currency Investments	994,154	297	356,830	1,351,281	1,999,168
Allowance for Losses	-	-	(200)	(200)	(200)
Total	7,197,493	12,256,285	993,360	20,447,138	33,455,379
Current				19,453,778	31,716,974
Long-term				993,360	1,738,405

7. Securities and Derivatives

a) Securities

I) By Category
	Bank
	2010				2009
		Effect of adjustment to fair value on:		Carrying	Carrying
	Cost	Income	Equity	amount	amount
Trading Securities	31,196,334	(52,661)	-	31,143,673	11,715,778
Government Securities	27,918,985	(40,858)	-	27,878,127	9,432,678
Private Securities	3,277,349	(11,803)	-	3,265,546	2,283,100
Available-for-sale Securities	63,862,793	-	277,420	64,140,213	53,957,538
Government Securities	31,971,923	-	255,731	32,227,654	25,508,680
Private Securities	31,890,870	-	21,689	31,912,559	28,448,858
Held-to-maturity Securities	880,459	-	-	880,459	928,220
Government Securities	880,459	-	-	880,459	849,716
Private Securities	-	-	-	-	78,504
Total Securities	95,939,586	(52,661)	277,420	96,164,345	66,601,536
Derivatives (Assets)	3,846,941	410,301	-	4,257,242	5,847,739
Total Securities and Derivatives	99,786,527	357,640	277,420	100,421,587	72,449,275
Current				37,007,670	27,954,439
Long-term				63,413,917	44,494,836
Derivatives (Liabilities)	(4,556,132)	(110,952)	-	(4,667,084)	(4,925,784)
Current				(1,492,679)	(2,332,995)
Long-term				(3,174,405)	(2,592,789)

	Consolidated
	2010				2009
		Effect of adjustment to fair value on:		Carrying	Carrying
	Cost	Income	Equity	amount	amount
Trading Securities	47,281,852	(51,548)	-	47,230,304	10,258,264
Government Securities	28,579,040	(39,745)	-	28,539,295	9,656,848
Private Securities	3,471,949	(11,803)	-	3,460,146	601,416
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	15,230,863	-	-	15,230,863	-
Available-for-sale Securities	39,266,028	-	276,524	39,542,552	30,929,517
Government Securities	33,535,048	-	254,849	33,789,897	26,185,254
Private Securities	5,730,980	-	21,675	5,752,655	4,744,263
Held-to-maturity Securities	1,750,160	-	-	1,750,160	928,220
Government Securities	1,750,160	-	-	1,750,160	849,716
Private Securities	-	-	-	-	78,504
Total Securities	88,298,040	(51,548)	276,524	88,523,016	42,116,001
Derivatives (Assets)	3,830,346	408,230	-	4,238,576	5,834,873
Total Securities and Derivatives	92,128,386	356,682	276,524	92,761,592	47,950,874
Current				53,456,816	26,992,545
Long-term				39,304,776	20,958,329
Derivatives (Liabilities)	(4,548,629)	(110,888)	-	(4,659,517)	(4,920,962)
Current				(1,492,529)	(2,311,771)
Long-term				(3,166,988)	(2,609,191)

II) Trading Securities

			Bank
			2010			2009
				Adjustment
				to fair value -	Carrying	Carrying
Trading Securities			Cost	income	amount	amount
Government Securities			27,918,985	(40,858)	27,878,127	9,432,678
Treasury Certificates - CFT			59,121	44	59,165	53,949
National Treasury Bills - LTN			3,774,222	857	3,775,079	2,922,876
Treasury Bills - LFT			642,643	92	642,735	920,437
National Treasury Notes - NTN B			21,127,621	(58,340)	21,069,281	3,307,361
National Treasury Notes - NTN C			677,847	12,033	689,880	97,283
National Treasury Notes - NTN F			1,435,109	7,821	1,442,930	1,442,084
Agricultural Debt Securities - TDA			183,289	(3,658)	179,631	267,459
Global Bonds			19,133	293	19,426	53,413
Foreign Government Securities			-	-	-	367,816
Private Securities			3,277,349	(11,803)	3,265,546	2,283,100
Shares			130,783	(12,522)	118,261	216,737
Receivables Investment Fund - FIDC (1)			713,712	-	713,712	165,827
Investment Fund Shares in Participation - FIP			372,667	-	372,667	54,053
Investment Fund Shares			3,991	-	3,991	-
Debentures			1,992,202	1,298	1,993,500	1,846,483
Certificates of Real Estate Receivables - CRI			63,994	(579)	63,415	-
Total			31,196,334	(52,661)	31,143,673	11,715,778

	Bank
	2010
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	16,308,536	4,297,123	5,104,718	2,167,750	27,878,127
Treasury Certificates - CFT	-	-	-	59,165	-	59,165
National Treasury Bills - LTN	-	1,402,062	979,585	1,393,432	-	3,775,079
Treasury Bills - LFT	-	2,838	16,004	316,702	307,191	642,735
National Treasury Notes - NTN B	-	14,593,056	2,735,517	2,992,655	748,053	21,069,281
National Treasury Notes - NTN C	-	5,628	466,346	-	217,906	689,880
National Treasury Notes - NTN F	-	291,783	27,415	266,863	856,869	1,442,930
Agricultural Debt Securities - TDA	-	12,285	72,256	75,901	19,189	179,631
Global Bonds	-	884	-	-	18,542	19,426
Private Securities	494,919	740,196	39,293	21,587	1,969,551	3,265,546
Shares	118,261	-	-	-	-	118,261
Receivables Investment Fund - FIDC (1)	-	676,554	3,101	623	33,434	713,712
Investment Fund Shares in Participation - FIP	372,667	-	-	-	-	372,667
Investment Fund Shares	3,991	-	-	-	-	3,991
Debentures	-	227	36,192	20,964	1,936,117	1,993,500
Certificates of Real Estate Receivables - CRI	-	63,415	-	-	-	63,415
Total	494,919	17,048,732	4,336,416	5,126,305	4,137,301	31,143,673

			Consolidated
			2010			2009
				Adjustment
				to fair value -	Carrying	Carrying
Trading Securities			Cost	income	amount	amount
Government Securities			28,579,040	(39,745)	28,539,295	9,656,848
Treasury Certificates - CFT			59,121	44	59,165	53,949
National Treasury Bills - LTN			3,774,222	857	3,775,079	2,922,876
Treasury Bills - LFT			1,270,165	(393)	1,269,772	1,144,607
National Treasury Notes - NTN B			21,138,237	(58,340)	21,079,897	3,307,361
National Treasury Notes - NTN C			699,764	13,631	713,395	97,283
National Treasury Notes - NTN F			1,435,109	7,821	1,442,930	1,442,084
Agricultural Debt Securities - TDA			183,289	(3,658)	179,631	267,459
Global Bonds			19,133	293	19,426	53,413
Foreign Government Securities			-	-	-	367,816
Private Securities			3,471,949	(11,803)	3,460,146	601,416
Shares			130,783	(12,522)	118,261	219,289
Receivables Investment Fund - FIDC (1)			713,712	-	713,712	165,827
Investment Fund Shares in Participation - FIP			372,667	-	372,667	54,053
Real Estate Investment Fund			-	-	-	949
Investment Fund Shares			2,110,514	-	2,110,514	80,644
Debentures			68,374	1,298	69,672	80,654
Certificates of Real Estate Receivables - CRI			63,994	(579)	63,415	-
Bank Certificates of Deposits - CDB			11,905	-	11,905	-
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL			15,230,863	-	15,230,863	-
Total			47,281,852	(51,548)	47,230,304	10,258,264

	Consolidated
	2010
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	16,328,460	4,392,937	5,420,753	2,397,145	28,539,295
Treasury Certificates - CFT	-	-	-	59,165	-	59,165
National Treasury Bills - LTN	-	1,402,062	979,585	1,393,432	-	3,775,079
Treasury Bills - LFT	-	22,574	111,463	632,737	502,998	1,269,772
National Treasury Notes - NTN B	-	14,593,244	2,735,544	2,992,655	758,454	21,079,897
National Treasury Notes - NTN C	-	5,628	466,674	-	241,093	713,395
National Treasury Notes - NTN F	-	291,783	27,415	266,863	856,869	1,442,930
Agricultural Debt Securities - TDA	-	12,285	72,256	75,901	19,189	179,631
Global Bonds	-	884	-	-	18,542	19,426
Private Securities	2,601,442	752,145	39,293	28,682	38,584	3,460,146
Shares	118,261	-	-	-	-	118,261
Receivables Investment Fund - FIDC (1)	-	676,554	3,101	623	33,434	713,712
Investment Fund Shares in Participation - FIP	372,667	-	-	-	-	372,667
Investment Fund Shares	2,110,514	-	-	-	-	2,110,514
Debentures	-	7,362	36,192	20,968	5,150	69,672
Certificates of Real Estate Receivables - CRI	-	63,415	-	-	-	63,415
Bank Certificates of Deposits - CDB	-	4,814	-	7,091	-	11,905
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	15,230,863	-	-	-	-	15,230,863
Total	17,832,305	17,080,605	4,432,230	5,449,435	2,435,729	47,230,304

III) Available-for-sale Securities

			Bank
			2010 2009
				Adjustment
				to Fair Value -	Carrying	Carrying
Available-for-sale Securities			Cost	Equity	Amount	Amount
Government Securities			31,971,923	255,731	32,227,654	25,508,680
Treasury Certificates - CFT			85,985	5,202	91,187	83,126
Securitized Credit			1,134	580	1,714	1,468
National Treasury Bills - LTN			2,493,387	4,850	2,498,237	9,336,289
Treasury Bills - LFT			2,572,689	(122)	2,572,567	2,508,700
National Treasury Notes - NTN A			118,032	7,722	125,754	105,790
National Treasury Notes - NTN B			2,007,412	2,688	2,010,100	2,012,251
National Treasury Notes - NTN C			581,273	301,729	883,002	802,031
National Treasury Notes - NTN F			23,739,123	(66,908)	23,672,215	10,658,671
National Treasury Notes - NTN P			106	(10)	96	88
Agricultural Debt Securities - TDA			31	-	31	266
Foreign Government Securities			372,751	-	372,751	-
Private Securities			31,890,870	21,689	31,912,559	28,448,858
Shares			801,243	(25,883)	775,360	530,384
Receivables Investment Fund - FIDC (1)			195,719	-	195,719	12,926
Real Estate Investment Fund			-	-	-	19,420
Investment Fund Shares in Participation - FIP			5,313	-	5,313	-
Debentures			27,771,394	7,033	27,778,427	24,978,244
Eurobonds			178,658	(2,134)	176,524	194,203
Promissory Notes - NP			1,850,385	3,191	1,853,576	2,112,426
Real Estate Credit Notes - CCI			21,757	1,558	23,315	23,825
Agribusiness Receivables Certificates - CDCA			7,594	(974)	6,620	6,451
Certificates of Real Estate Receivables - CRI			1,058,807	38,898	1,097,705	570,979
Total			63,862,793	277,420	64,140,213	53,957,538

	Bank
	2010
Available-for-sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	1,397,810	31,964	23,282,833	7,515,047	32,227,654
Treasury Certificates - CFT	-	-	-	90,840	347	91,187
Securitized Credit	-	-	-	-	1,714	1,714
National Treasury Bills - LTN	-	-	-	2,498,237	-	2,498,237
Treasury Bills - LFT	-	1,079	-	-	2,571,488	2,572,567
National Treasury Notes - NTN A	-	-	864	-	124,890	125,754
National Treasury Notes - NTN B	-	239,391	28,971	248,234	1,493,504	2,010,100
National Treasury Notes - NTN C	-	12,671	-	-	870,331	883,002
National Treasury Notes - NTN F	-	1,144,669	-	20,074,773	2,452,773	23,672,215
National Treasury Notes - NTN P	-	-	-	96	-	96
Agricultural Debt Securities - TDA	-	-	15	16	-	31
Foreign Government Securities	-	-	2,114	370,637	-	372,751
Private Securities	976,392	1,763,864	353,392	402,212	28,416,699	31,912,559
Shares	775,360	-	-	-	-	775,360
Receivables Investment Fund - FIDC (1)	195,719	-	-	-	-	195,719
Investment Fund Shares in Participation - FIP	5,313	-	-	-	-	5,313
Debentures	-	13,954	303,403	113,744	27,347,326	27,778,427
Eurobonds	-	386	3	172,760	3,375	176,524
Promissory Notes - NP	-	1,749,071	-	104,505	-	1,853,576
Real Estate Credit Notes - CCI	-	-	2,816	4,583	15,916	23,315
Agribusiness Receivables Certificates - CDCA	-	-	-	6,620	-	6,620
Certificates of Real Estate Receivables - CRI	-	453	47,170	-	1,050,082	1,097,705
Total	976,392	3,161,674	385,356	23,685,045	35,931,746	64,140,213

			Consolidated
			2010			2009
				Adjustment
				to Fair Value -	Carrying	Carrying
Available-for-sale Securities			Cost	Equity	Amount	Amount
Government Securities			33,535,048	254,849	33,789,897	26,185,254
Treasury Certificates - CFT			85,985	5,202	91,187	83,126
Securitized Credit			1,134	580	1,714	1,468
National Treasury Bills - LTN			2,740,734	3,574	2,744,308	9,487,238
Treasury Bills - LFT			2,704,994	523	2,705,517	2,674,368
National Treasury Notes - NTN A			118,032	7,722	125,754	105,790
National Treasury Notes - NTN B			2,207,690	2,386	2,210,076	2,012,251
National Treasury Notes - NTN C			651,154	302,356	953,510	802,031
National Treasury Notes - NTN F			24,652,437	(67,484)	24,584,953	10,658,671
National Treasury Notes - NTN P			106	(10)	96	88
Agricultural Debt Securities - TDA			31	-	31	266
Foreign Government Securities			372,751	-	372,751	359,957
Private Securities			5,730,980	21,675	5,752,655	4,744,263
Shares			801,243	(25,883)	775,360	828,973
Receivables Investment Fund - FIDC (1)			195,719	-	195,719	12,926
Real Estate Investment Fund			-	-	-	19,420
Investment Fund Shares in Participation - FIP			5,313	-	5,313	-
Investment Fund Shares			183	-	183	-
Debentures			1,611,321	7,019	1,618,340	929,251
Eurobonds			178,658	(2,134)	176,524	194,203
Promissory Notes - NP			1,850,385	3,191	1,853,576	2,112,426
Real Estate Credit Notes - CCI			21,757	1,558	23,315	23,825
Agribusiness Receivables Certificates - CDCA			7,594	(974)	6,620	6,451
Certificates of Real Estate Receivables - CRI			1,058,807	38,898	1,097,705	570,979
Bank Certificates of Deposits - CDB			-	-	-	45,809
Total			39,266,028	276,524	39,542,552	30,929,517

		Consolidated
		2010
Available-for-sale Securities		Without	Up to	From 3 to	From 1 to	Over
by Maturity		maturity	3 months	12 months	3 years	3 years	Total
Government Securities		-	1,441,808	327,644	23,859,513	8,160,932	33,789,897
Treasury Certificates - CFT		-	-	-	90,840	347	91,187
Securitized Credit		-	-	-	-	1,714	1,714
National Treasury Bills - LTN		-	-	246,071	2,498,237	-	2,744,308
Treasury Bills - LFT		-	1,079	4,979	-	2,699,459	2,705,517
National Treasury Notes - NTN A		-	-	864	-	124,890	125,754
National Treasury Notes - NTN B		-	239,391	46,801	286,444	1,637,440	2,210,076
National Treasury Notes - NTN C		-	12,671	983	-	939,856	953,510
National Treasury Notes - NTN F		-	1,188,667	25,817	20,613,243	2,757,226	24,584,953
National Treasury Notes - NTN P		-	-	-	96	-	96
Agricultural Debt Securities - TDA		-	-	15	16	-	31
Foreign Government Securities		-	-	2,114	370,637	-	372,751
Private Securities		976,575	1,763,864	353,392	403,652	2,255,172	5,752,655
Shares		775,360	-	-	-	-	775,360
Receivables Investment Fund - FIDC (1)		195,719	-	-	-	-	195,719
Investment Fund Shares in Participation - FIP		5,313	-	-	-	-	5,313
Investment Fund Shares		183	-	-	-	-	183
Debentures		-	13,954	303,403	115,184	1,185,799	1,618,340
Eurobonds		-	386	3	172,760	3,375	176,524
Promissory Notes - NP		-	1,749,071	-	104,505	-	1,853,576
Real Estate Credit Notes - CCI		-	-	2,816	4,583	15,916	23,315
Agribusiness Receivables Certificates - CDCA		-	-	-	6,620	-	6,620
Certificates of Real Estate Receivables - CRI		-	453	47,170	-	1,050,082	1,097,705
Total		976,575	3,205,672	681,036	24,263,165	10,416,104	39,542,552
(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

IV) Held-to-maturity Securities
	Bank
	2010
			by Maturity
Held-to-maturity	Cost/Carrying Amount		Up to	From 3 to	From 1 to	Over
Securities (1) (2)	2010	2009	3 months	12 months	3 years	3 years	Total
Government Securities	880,459	849,716	20,980	3,316	3,366	852,797	880,459
National Treasury Notes - NTN C	872,061	832,696	19,761	-	-	852,300	872,061
National Treasury Notes - NTN I	8,398	17,020	1,219	3,316	3,366	497	8,398
Private Securities	-	78,504	-	-	-	-	-
Credit Linked Notes	-	78,504	-	-	-	-	-
Total	880,459	928,220	20,980	3,316	3,366	852,797	880,459

	Consolidated
	2010
			by Maturity
Held-to-maturity	Cost/Carrying Amount		Up to	From 3 to	From 1 to	Over
Securities (1) (2)	2010	2009	3 months	12 months	3 years	3 years	Total
Government
Securities	1,750,160	849,716	48,715	3,593	3,366	1,694,486	1,750,160
National Treasury
Notes - NTN B	236,364	-	4,387	277	-	231,700	236,364
National Treasury
Notes - NTN C	1,505,398	832,696	43,109	-	-	1,462,289	1,505,398
National Treasury
Notes - NTN I	8,398	17,020	1,219	3,316	3,366	497	8,398
Private Securities	-	78,504	-	-	-	-	-
Credit Linked Notes	-	78,504	-	-	-	-	-
Total	1,750,160	928,220	48,715	3,593	3,366	1,694,486	1,750,160
(1) Market value of held-to-maturity securities is R$1,374,237 in the Bank and R$2,318,869 in the Consolidated (2009 - R$1,248,223 in the Bank and Consolidated).
(2) On 2010, includes R$869,701 of held-to-maturity securities of Santander Seguros (Nota 2).

In accordance with Bacen Circular 3,068/2001, article 8, Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate, which are considered representative of the market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

	Bank		Consolidated
	2010	2009	2010	2009
Income From Fixed-income Securities	5,182,469	456,458	4,042,945	348,649
Income From Interbank Investments	2,116,026	1,986,638	1,248,980	1,771,222
Income From Variable-income Securities	(35,531)	(104,849)	(35,771)	(63,478)
Other	33,656	16,931	38,352	26,805
Total	7,296,620	2,355,178	5,294,506	2,083,198

b) Derivatives

I) Derivatives recorded in memorandum and balance sheets

	Bank
	2010			2009
	Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(237,547)	15,583		710,000	889,037
Asset	76,737,675	8,903,304	9,064,205	93,805,705	13,681,806	13,937,965
CDI (Interbank Deposit Rates) (1)	25,062,759	6,921,996	7,150,459	30,653,948	9,904,028	10,061,751
Fixed Interest Rate - Reais (1)	4,453,897	1,981,308	1,913,746	5,789,531	3,777,778	3,876,214
Indexed to Price and Interest Rates	10,364,554	-	-	9,362,977	-	-
Indexed to Foreign Currency	36,837,379	-	-	47,932,126	-	-
Other Indexes (1)	19,086	-	-	67,123	-	-
Liabilities	76,975,222	(9,140,851)	(9,048,622)	93,095,705	(12,971,806)	(13,048,928)
CDI (interbank deposit rates)	18,140,763	-	-	20,749,920	-	-
Fixed Interest Rate - Reais	2,472,589	-	-	2,011,753	-	-
Indexed to Price and Interest Rates	13,436,396	(3,071,842)	(2,953,977)	12,273,115	(2,910,138)	(2,884,397)
Indexed to Foreign Currency (1)	42,802,972	(5,965,593)	(5,997,610)	57,878,097	(9,945,971)	(10,077,292)
Other Indexes	122,502	(103,416)	(97,035)	182,820	(115,697)	(87,239)
Options	306,963,116	(257,385)	(206,757)	213,983,642	(470,772)	(518,345)
Purchased Position	138,942,266	382,782	258,442	101,997,748	721,739	755,611
Call Option - US Dollar	6,719,440	182,940	137,641	7,224,387	322,763	122,364
Put Option - US Dollar	4,913,998	68,989	42,738	5,108,135	118,492	204,285
Call Option - Other (2)	45,081,665	76,604	41,813	46,761,139	175,133	113,782
Put Option - Other (1) (2)	82,227,163	54,249	36,250	42,904,087	105,351	315,180
Sold Position	168,020,850	(640,167)	(465,199)	111,985,894	(1,192,511)	(1,273,956)
Call Option - US Dollar	7,021,993	(219,490)	(105,111)	13,022,974	(575,376)	(450,680)
Put Option - US Dollar	6,881,022	(280,406)	(264,783)	9,103,912	(315,613)	(428,384)
Call Option - Other (1) (2)	56,789,989	(91,827)	(62,856)	45,169,834	(191,643)	(119,018)
Put Option - Other (2)	97,327,846	(48,444)	(32,449)	44,689,174	(109,879)	(275,874)
Futures Contracts	46,694,670	-	-	54,262,451	-	-
Purchased Position	17,807,724	-	-	29,617,296	-	-
Exchange Coupon (DDI)	5,155,507	-	-	4,648,590	-	-
Interest Rates (DI1 and DIA)	9,673,104	-	-	23,283,099	-	-
Foreign Currency	2,659,722	-	-	1,676,467	-	-
Indexes (3)	75,332	-	-	9,140	-	-
Treasury Bonds/Notes	224,080	-	-	-	-	-
Other	19,979	-	-	-	-	-
Sold Position	28,886,946	-	-	24,645,155	-	-
Exchange Coupon (DDI)	10,226,874	-	-	2,621,263	-	-
Interest Rates (DI1 and DIA)	18,280,878	-	-	20,726,627	-	-
Foreign Currency	376,420	-	-	1,094,684	-	-
Indexes (3)	2,774	-	-	115,401	-	-
Treasury Bonds/Notes	-	-	-	77,147	-	-
Other	-	-	-	10,033	-	-
Forward Contracts and Others	13,464,607	(374,553)	(284,074)	10,771,990	108,667	436,298
Purchased Commitment	5,610,567	(416,843)	(421,121)	4,894,105	(314,250)	67,752
Currencies	5,603,300	(416,843)	(421,121)	4,760,411	(314,250)	67,752
Other	7,267	-	-	133,694	-	-
Sell Commitment	7,854,040	42,290	137,047	5,877,885	422,917	368,546
Currencies	7,846,773	42,290	137,047	5,848,898	422,917	368,546
Other	7,267	-	-	28,987	-	-

	Consolidated
	2010			2009
	Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(254,011)	(2,886)		707,141	876,881
Asset	76,515,024	8,834,315	8,993,339	93,471,244	13,678,947	13,925,809
CDI (Interbank Deposit Rates) (1)	25,000,132	7,011,648	7,240,112	30,646,388	10,220,556	10,378,279
Fixed Interest Rate - Reais (1)	4,293,873	1,822,667	1,753,227	5,462,630	3,458,391	3,547,530
Indexed to Price and Interest Rates	10,364,554	-	-	9,362,977	-	-
Indexed to Foreign Currency (1)	36,837,379	-	-	47,932,126	-	-
Other Indexes	19,086	-	-	67,123	-	-
Liabilities	76,769,035	(9,088,326)	(8,996,225)	92,764,103	(12,971,806)	(13,048,928)
CDI (interbank deposit rates)	17,988,484	-	-	20,425,832	-	-
Fixed Interest Rate - Reais	2,471,206	-	-	2,004,239	-	-
Indexed to Price and Interest Rates	13,436,396	(3,071,842)	(2,953,977)	12,273,115	(2,910,138)	(2,884,397)
Indexed to Foreign Currency (1)	42,750,447	(5,913,068)	(5,945,213)	57,878,097	(9,945,971)	(10,077,292)
Other Indexes	122,502	(103,416)	(97,035)	182,820	(115,697)	(87,239)
Options	306,864,095	(250,014)	(199,387)	213,880,390	(466,661)	(514,233)
Purchased Position	138,942,266	382,782	258,442	101,997,748	721,739	755,611
Call Option - US Dollar	6,719,440	182,940	137,641	7,224,387	322,763	122,364
Put Option - US Dollar	4,913,998	68,989	42,738	5,108,135	118,492	204,285
Call Option - Other (2)	45,081,665	76,604	41,813	46,761,139	175,133	113,782
Put Option - Other (1) (2)	82,227,163	54,249	36,250	42,904,087	105,351	315,180
Sold Position	167,921,829	(632,796)	(457,829)	111,882,642	(1,188,400)	(1,269,844)
Call Option - US Dollar	7,021,993	(219,490)	(105,111)	13,022,974	(575,376)	(450,680)
Put Option - US Dollar	6,881,022	(280,406)	(264,783)	9,103,912	(315,613)	(428,384)
Call Option - Other (1) (2)	56,690,968	(84,456)	(55,486)	45,066,582	(187,532)	(114,906)
Put Option - Other (2)	97,327,846	(48,444)	(32,449)	44,689,174	(109,879)	(275,874)
Futures Contracts	46,694,670	-	-	54,262,451	-	-
Purchased Position	17,807,724	-	-	29,617,296	-	-
Exchange Coupon (DDI)	5,155,507	-	-	4,648,590	-	-
Interest Rates (DI1 and DIA)	9,673,104	-	-	23,283,099	-	-
Foreign Currency	2,659,722	-	-	1,676,467	-	-
Indexes (3)	75,332	-	-	9,140	-	-
Treasury Bonds/Notes	224,080	-	-	-	-	-
Other	19,979	-	-	-	-	-
Sold Position	28,886,946	-	-	24,645,155	-	-
Exchange Coupon (DDI)	10,226,874	-	-	2,621,263	-	-
Interest Rates (DI1 and DIA)	18,280,878	-	-	20,726,627	-	-
Foreign Currency	376,420	-	-	1,094,684	-	-
Indexes (3)	2,774	-	-	115,401	-	-
Treasury Bonds/Notes	-	-	-	77,147	-	-
Other	-	-	-	10,033	-	-
Forward Contracts and Others	13,464,607	(374,553)	(284,074)	10,771,990	108,667	436,298
Purchased Commitment	5,610,567	(416,843)	(421,121)	4,894,105	(314,250)	67,752
Currencies	5,603,300	(416,843)	(421,121)	4,760,411	(314,250)	67,752
Other	7,267	-	-	133,694	-	-
Sell Commitment	7,854,040	42,290	137,047	5,877,885	422,917	368,546
Currencies	7,846,773	42,290	137,047	5,848,898	422,917	368,546
Other	7,267	-	-	28,987	-	-
(1) Includes credit and embedded derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa, S&P indexes.

II) Derivatives by counterparty

	Bank
	Notional
	2010				2009
		Related	Financial
	Customers	parties	institutions (1)	Total	Total
Swap	35,552,849	18,359,856	22,824,970	76,737,675	93,805,705
Options	588,858	1,525,531	304,848,727	306,963,116	213,983,642
Futures Contracts	-	-	46,694,670	46,694,670	54,262,451
Forward Contracts and Others	7,092,419	6,141,235	230,953	13,464,607	10,771,990

	Consolidated
	Notional
	2010				2009
		Related	Financial
	Customers	parties	institutions (1)	Total	Total
Swap	35,552,849	18,137,205	22,824,970	76,515,024	93,471,244
Options	588,858	1,426,510	304,848,727	306,864,095	213,880,390
Futures Contracts	-	-	46,694,670	46,694,670	54,262,451
Forward Contracts and Others	7,092,419	6,141,235	230,953	13,464,607	10,771,990
(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.

III) Derivatives by maturity

	Bank
	Notional
	2010				2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Swap	15,510,415	15,316,245	45,911,015	76,737,675	93,805,705
Options	92,241,551	208,337,679	6,383,886	306,963,116	213,983,642
Futures Contracts	15,639,226	19,297,564	11,757,880	46,694,670	54,262,451
Forward Contracts and Others	7,129,141	4,663,504	1,671,962	13,464,607	10,771,990

	Consolidated
	Notional
	2010				2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Swap	15,477,424	15,247,691	45,789,909	76,515,024	93,471,244
Options	92,241,551	208,332,728	6,289,816	306,864,095	213,880,390
Futures Contracts	15,639,226	19,297,564	11,757,880	46,694,670	54,262,451
Forward Contracts and Others	7,129,141	4,663,504	1,671,962	13,464,607	10,771,990

IV) Derivatives by trade market

	Bank
	Notional
	2010				2009
			Over the counter
	Exchange (1)	Cetip (2)		Total	Total
Swap	20,571,271	40,737,191	15,429,213	76,737,675	93,805,705
Options	306,275,237	421,330	266,549	306,963,116	213,983,642
Futures Contracts	46,694,670	-	-	46,694,670	54,262,451
Forward Contracts	-	7,682,242	5,782,365	13,464,607	10,771,990

	Consolidated
	Notional
	2010				2009
			Over the counter
	Exchange (1)	Cetip (2)		Total	Total
Swap	20,509,983	40,575,828	15,429,213	76,515,024	93,471,244
Options	306,275,237	421,330	167,528	306,864,095	213,880,390
Futures Contracts	46,694,670	-	-	46,694,670	54,262,451
Forward Contracts	-	7,682,242	5,782,365	13,464,607	10,771,990
(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate is exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$535,207 of cost (2009 - R$580,917) and R$536,369 of fair value (2009 - R$579,686) and on June 30, 2009 the credit risk volume transferred corresponded to R$54,139 of cost and R$51,623 of fair value. During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$7,523 (2009 - R$6,000).

VI) Derivatives used as Hedge instruments

Derivatives used as hedges by index are as follows:

a) Market risk hedge

	Bank/Consolidated
	2010			2009
			Adjustment			Adjustment
Hedge instruments	Cost	Fair Value	to Fair value	Cost	Fair Value	to Fair value
Swap Contracts	73,279	65,406	(7,873)	141,431	114,965	(26,466)
Asset	990,747	996,537	5,790	1,279,770	1,253,304	(26,466)
Interbank Deposit Rates - CDI	621,096	625,050	3,954	1,279,770	1,253,304	(26,466)
Indexed to Foreign Currency - Pound	369,651	371,487	1,836	-	-	-
Liabilities	(917,468)	(931,131)	(13,663)	(1,138,339)	(1,138,339)	-
Indexed to Foreign Currency - US Dollar	(917,468)	(931,131)	(13,663)	(1,068,631)	(1,068,631)	-
Fixed Interest Rate - Reais	-	-	-	(69,708)	(69,708)	-

Hedge Object	879,583	894,467	14,884	1,136,149	1,170,228	34,079
Credit Portfolio	509,844	522,784	12,940	1,136,149	1,170,228	34,079
Indexed to Foreign Currency - US Dollar	509,844	522,784	12,940	1,066,441	1,099,381	32,940
Fixed Interest Rate - Reais	-	-	-	69,708	70,847	1,139
Borrowings	369,739	371,683	1,944	-	-	-
Indexed to Foreign Currency - Pound	369,739	371,683	1,944	-	-	-

b) Cash flow hedge

There are cash flow hedges - Future DI in the Bank and Consolidated, with notional value of R$2,589,166 (2009 - R$14,674,276), and maturities on January 2, 2012. The mark-to-market effect is recorded in stockholders’ equity and corresponds to a debit of R$232,809 (2009 - R$410,498), net of taxes. The curve value and the fair values of transactions classified as hedges, Bank Certificates of Deposit (CDBs), is R$2,434,667 (2009 - R$14,917,686).

The effectiveness obtained for the hedge portfolio as of June 30, 2010 and 2009 is compliant with Bacen’s requirements and no ineffective portion was identified to be recorded in income for the period.

VII) Financial Instruments Pledged as Guarantee

The amounts pledged to guarantee BM&FBovespa derivative transactions in the Bank and Consolidated are comprised of federal government securities in the amount of R$3,490,933 (2009 - R$3,228,578).

VIII) Financial Instruments Recorded in Assets and Liabilities

	Bank		Consolidated
	2010	2009	2010	2009
Assets
Swap Differentials Receivable (1)	3,845,636	4,343,906	3,826,970	4,331,040
Option Premiums (2)	258,442	755,611	258,442	755,611
Forward Contracts and others	153,164	748,222	153,164	748,222
Total	4,257,242	5,847,739	4,238,576	5,834,873

Liabilities
Swap Differentials Payable (1)	3,764,647	3,339,904	3,764,450	3,339,194
Option Premiums	465,199	1,273,956	457,829	1,269,844
Forward Contracts and others	437,238	311,924	437,238	311,924
Total	4,667,084	4,925,784	4,659,517	4,920,962
(1) Includes swap options, credit and embedded derivatives.
(2) Includes embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

Banco Santander’s risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Bank business lines and their possible hedges. Accordingly, based on the nature of the Bank’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Bank’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of June 30, 2010.

Trading Portfolio
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(19,809)	(38,480)	(32,790)
Coupon - Other Currencies	(3,047)	(30,474)	(152,371)
Fixed Interest Rate - Reais	(2,233)	(22,326)	(111,628)
Shares and Indices	(998)	(2,495)	(4,991)
Inflation	1,333	13,334	66,670
Total (1)	(24,754)	(80,441)	(235,110)
(1) Amounts net of taxes.

The table below summarizes the stress values generated by the Bank’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as of June 30, 2010.

Portfolio Banking
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(469)	(4,694)	(23,470)
TR and Long-term Interest Rate (TJLP)	(401)	(4,008)	(20,041)
Fixed Interest Rate - Reais	(20,596)	(205,964)	(1,029,818)
Inflation	(3,373)	(33,732)	(168,658)
Total (1) (2)	(24,839)	(248,398)	(1,241,987)
(1) Capital market value was calculated with 1.5 year maturity.
(2) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations established in CVM Instruction 475, of December 17, 2008, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock of 10 base points on the foreign currencies coupon curves, plus a shock of 10% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock above ten base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock of 100 base points on the foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock of 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock of 500 base points on the foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock of 500 base points on the volatility surface of currencies used to price options.

US dollar coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other currencies coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

Equities and rates: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

8. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities).

9. Credit Portfolio and Allowance for Losses

a) Credit Portfolio

	Bank		Consolidated
	2010	2009	2010	2009
Lending operations	113,169,832	102,245,727	127,316,158	112,767,867
Loans and Discounted Receivables	68,429,356	69,092,946	68,454,340	69,149,358
Financing (1)	29,774,914	19,805,477	43,896,256	30,271,068
Rural, Agricultural and Industrial Financing	4,609,590	5,369,043	4,609,590	5,369,126
Real Estate Financing	10,355,216	7,975,055	10,355,216	7,975,109
Securities Financing	532	-	532	-
Infrastructure and Development Financing	224	3,206	224	3,206
Leasing Operations	525,898	766,501	12,550,738	13,758,905
Advances on Foreign Exchange Contracts (2)	2,275,701	3,439,536	2,275,701	3,439,536
Other Receivables (3)	7,452,247	5,988,767	8,694,134	7,301,935
Total	123,423,678	112,440,531	150,836,731	137,268,243
Current	60,275,626	67,870,798	73,697,571	80,023,327
Long-term	63,148,052	44,569,733	77,139,160	57,244,916
(1) In the first quarter of 2010, the Bank acquired, through Grand Cayman branch, of Banco Santander Spain, in cumulative conditions, a portfolio of export financing and credit agreements entered into with Brazilian customers or their affiliates abroad totaling US$716 million.
(2) Classified as a reduction of “Other payables”.

(3) Include receivables for guarantees honored, debtors for purchase of assets, notes and credits receivable (basically credit cards and rural product notes - CPR), income receivable from advances on foreign exchange contracts, and receivables from export contracts.

b) Credit Portfolio by Maturity

	Bank		Consolidated
	2010	2009	2010	2009
Overdue	6,343,697	7,414,816	6,919,612	7,945,139
Due to:
Up to 3 Moths	22,477,143	35,297,118	27,259,712	39,419,479
From 3 to 12 Months	37,798,483	32,573,680	46,437,859	40,603,848
Over 12 Months	56,804,355	37,154,917	70,219,548	49,299,777
Total	123,423,678	112,440,531	150,836,731	137,268,243

c) Lease Portfolio at Present Value

	Bank		Consolidated
	2010	2009	2010	2009
Lease Receivables (1)	262,780	397,772	10,454,381	10,013,223
Unearned Income on Lease	(258,913)	(394,427)	(10,164,228)	(9,733,769)
Unrealized Residual Values (1) (2)	440,734	1,137,264	6,583,915	9,879,803
Offsetting Residual Values	(440,734)	(1,137,264)	(6,583,915)	(9,879,803)
Leased Property and Equipment	1,085,856	1,212,480	24,107,275	23,253,021
Accumulated Depreciation	(569,995)	(301,639)	(11,795,030)	(7,803,454)
Excess Depreciation	576,337	335,115	9,976,394	6,896,758
Losses on Unamortized Lease	17	-	165,221	137,914
Advances for Guaranteed Residual Value	(570,184)	(482,800)	(10,264,329)	(9,042,749)
Other Assets	-	-	71,054	37,961
Total	525,898	766,501	12,550,738	13,758,905
(1) Gross investment in lease transactions is R$703,514 in the Bank (2009 - R$1,535,036) and R$17,038,296 in the Consolidated (2009 - R$19,893,026).
(2) Guaranteed residual value of lease agreements.

Leasing unrealized financial income (income to appropriate related to minimum payments to receive) is R$177,616 (2009 - R$768,535) in the Bank and R$4,487,558 (2009 - R$6,134,121) in the Consolidated.

As of June 30, 2010 and 2009, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity at Present Value

	Bank		Consolidated
	2010	2009	2010	2009
Overdue	23,409	12,108	277,431	199,258
Due to:
Up to 1 year	217,451	224,837	5,588,545	5,629,657
From 1 to 5 years	285,038	526,760	6,682,882	7,917,693
Over 5 years	-	2,796	1,880	12,297
Total	525,898	766,501	12,550,738	13,758,905

d) Credit Portfolio by Business Sector

	Bank		Consolidated
	2010	2009	2010	2009
Private Sector	123,236,565	112,141,603	150,644,026	136,972,362
Industrial	23,695,982	27,989,066	24,358,952	29,070,560
Commercial	10,485,896	10,692,402	12,341,521	12,356,537
Financial Institutions	275,003	362,706	278,755	364,873
Services and Other	38,084,214	26,360,721	40,312,429	29,060,048
Individuals	46,086,398	41,369,109	68,743,297	60,752,662
Credit Cards	8,869,078	7,106,616	8,869,078	7,106,616
Mortgage Loans	5,609,384	4,794,672	5,609,384	4,794,672
Payroll Loans	8,517,705	7,310,572	8,517,705	7,310,572
Financing and Vehicles Lease	3,800,287	5,411,455	25,025,181	24,781,175
Other	19,289,944	16,745,794	20,721,949	16,759,627
Rural	4,609,072	5,367,599	4,609,072	5,367,682
Public Sector	187,113	298,928	192,705	295,881
Federal	124,282	106,854	124,282	106,867
State	52,947	177,766	52,947	177,766
Municipal	9,884	14,308	15,476	11,248
Total	123,423,678	112,440,531	150,836,731	137,268,243

e) Classification of Credit Portfolio by Risk Level and Respective Allowance for Loan Losses

		Bank
		Credit Portfolio
	Minimum Allowance	2010			2009	Allowance Required
Risk level	Required (%)	Current	Past due (1)	Total	Total	2010	2009
AA	-	47,513,555	-	47,513,555	41,509,087	-	-
A	0.5%	54,139,460	-	54,139,460	48,517,975	270,697	242,590
B	1%	3,819,473	1,392,509	5,211,982	5,687,779	52,120	56,878
C	3%	3,549,660	2,188,825	5,738,485	6,386,644	172,155	191,599
D	10%	1,238,024	1,253,974	2,491,998	2,152,617	249,200	215,262
E	30%	600,208	844,472	1,444,680	1,616,033	433,404	484,810
F	50%	105,616	1,394,000	1,499,616	1,574,299	749,808	787,150
G	70%	18,924	656,303	675,227	942,430	472,659	659,701
H	100%	213,421	4,495,254	4,708,675	4,053,667	4,708,675	4,053,667
Total		111,198,341	12,225,337	123,423,678	112,440,531	7,108,718	6,691,657
Additional Provision (2)						757,236	316,793
Total Provision						7,865,954	7,008,450

		Consolidated
		Credit Portfolio
	Minimum Allowance			2010	2009	Allowance Required
Risk level	Required (%)	Current	Past due (1)	Total	Total	2010	2009
AA	-	48,246,721	-	48,246,721	42,993,486	-	-
A	0.5%	75,191,959	-	75,191,959	66,954,597	375,960	334,773
B	1%	4,531,878	2,576,275	7,108,153	7,569,676	71,082	75,697
C	3%	4,729,060	3,121,225	7,850,285	7,829,187	235,509	234,876
D	10%	1,350,139	1,591,353	2,941,492	2,512,974	294,149	251,297
E	30%	611,922	1,041,299	1,653,221	1,861,425	495,966	558,428
F	50%	118,324	1,563,601	1,681,925	1,898,043	840,963	949,021
G	70%	19,232	779,029	798,261	1,081,783	558,783	757,248
H	100%	215,617	5,149,097	5,364,714	4,567,072	5,364,714	4,567,072
Total		135,014,852	15,821,879	150,836,731	137,268,243	8,237,126	7,728,412
Additional Provision (2)						794,952	485,138
Total Provision						9,032,078	8,213,550
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio, and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

	Bank		Consolidated
	2010	2009	2010	2009
Balance at beginning of period	8,293,755	2,636,484	9,462,570	7,094,232
Merger of Corporate Participation (Note 16)	-	3,729,562	-	-
Allowances Recognized	4,057,819	3,272,147	4,388,314	4,902,861
Write-offs	(4,485,620)	(2,629,743)	(4,819,786)	(3,783,543)
Other Changes	-	-	980	-
Balance at end of period (1)	7,865,954	7,008,450	9,032,078	8,213,550
Current	1,409,758	2,031,967	1,839,389	2,227,801
Long-term	6,456,196	4,976,483	7,192,689	5,985,749
Recoveries (2)	374,270	171,531	428,941	292,192
(1) Includes reserves for lease portfolio: R$60,343 (2009 - R$26,890) in the Bank and R$680,173 (2009 - R$570,662) in the Consolidated.

(2) Recorded as financial income under lending operations and leasing operations. Includes results from the assignment of receivables without coobligation related to operations previously written-off as losses amounting to R$44,872 (2009 - R$31,545) in the Bank and Consolidated.

10. Foreign Exchange Portfolio

	Bank/Consolidated
	2010	2009
Assets
Rights to Foreign Exchange Sold	15,696,383	19,591,303
Exchange Purchased Pending Settlement	18,871,352	20,819,211
Advances in Local Currency	(258,530)	(232,525)
Income Receivable from Advances and Importing Financing	78,509	140,455
Others	941	587
Total	34,388,655	40,319,031
Current	32,171,433	31,495,994
Long-term	2,217,222	8,823,037

Liabilities
Exchange Sold Pending Settlement	15,574,425	18,276,908
Foreign Exchange Purchased	18,788,954	22,177,812
Advances on Foreign Exchange Contracts	(2,275,701)	(3,439,536)
Advances on Foreign Exchange Contracts - Financial Institution	-	(97,150)
Others	(20,105)	11,048
Total	32,067,573	36,929,082
Current	30,857,873	28,329,273
Long-term	1,209,700	8,599,809

Memorandum accounts
Open Import Credits	499,813	386,612
Confirmed Export Credits	21,452	34,534

11. Trading Account

	Bank		Consolidated
	2010	2009	2010	2009
Assets
Transactions Pending Settlement	456,355	113,336	456,355	118,020
Debtors Pending Settlement	4,437	1,205	236,327	876,598
Stock Exchanges - Guarantee Deposits	361,371	86,350	389,495	86,350
Clearinghouse Transactions	-	-	-	9,564
Other	83	83	83	83
Total	822,246	200,974	1,082,260	1,090,615
Current	822,246	200,974	1,082,260	1,090,615

Liabilities
Transactions Pending Settlement	161,144	116,720	196,974	119,222
Creditors Pending Settlement	14,870	13,097	143,660	407,776
Creditors for Loan of Shares	53,557	26,240	53,557	26,240
Clearinghouse Transactions	-	-	64,734	342,334
Other	1,325	1,616	3,805	4,202
Total	230,896	157,673	462,730	899,774
Current	230,819	157,183	462,648	873,205
Long-term	77	490	82	26,569

12. Tax Credits

a) Nature and Origin of Recorded Tax Credits

	Bank
	December 31, 2009	Recognition	Realization	June 30, 2010
Allowance for Loan Losses	4,191,501	1,961,000	(2,055,782)	4,096,719
Reserve for Civil Contingencies	578,106	96,339	(70,430)	604,015
Reserve for Tax Contingencies	1,366,519	301,185	(51,273)	1,616,431
Reserve for Labor Contingencies	1,148,467	201,701	(244,618)	1,105,550
Amortized Goodwill	261,278	-	(36,129)	225,149
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,706,874	57,836	-	1,764,710
Accrual for Pension Plan	196,416	571	-	196,987
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	201,692	-	(82,225)	119,467
Profit Sharing, Bonuses and Personnel Gratuities	317,970	193,534	(311,090)	200,414
Other Temporary Provisions	1,699,101	-	(108,784)	1,590,317
Total Tax Credits on Temporary Differences	11,667,924	2,812,166	(2,960,331)	11,519,759
Tax Loss Carryforwards	229,949	298,848	-	528,797
Social Contribution Tax - Executive Act 2,158/2001	900,730	-	(105,443)	795,287
Total Tax Credits	12,798,603	3,111,014	(3,065,774)	12,843,843
Unrecorded Tax Credits (2)	(1,583,410)	-	88,931	(1,494,479)
Subtotal - Recorded Tax Credits	11,215,193	3,111,014	(2,976,843)	11,349,364
Current	5,084,675			5,003,690
Long-term	6,130,518			6,345,674

	Bank
	December 31, 2008	Merger (3)	Recognition	Realization	June 30, 2009
Allowance for Loan Losses	1,082,645	2,343,129	1,264,834	(1,152,283)	3,538,325
Reserve for Civil Contingencies	93,782	301,316	220,955	(3,628)	612,425
Reserve for Tax Contingencies	503,001	402,510	239,564	(394)	1,144,681
Reserve for Labor Contingencies	466,961	369,020	331,366	(201,312)	966,035
Amortized Goodwill	228,343	331,587	178,665	(106,480)	632,115
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,522,343	706,149	50,020	(661,633)	1,616,879
Accrual for Pension Plan	68,293	48,642	13,285	(8,581)	121,639
Adjustment to Fair Value of Available-for-sale Securities (1)	76,281	183,749	-	(63,390)	196,640
Other Temporary Provisions	854,818	497,528	491,865	(329,597)	1,514,614
Total Tax Credits on Temporary Differences	4,896,467	5,183,630	2,790,554	(2,527,298)	10,343,353
Tax Loss Carryforwards	517,696	5,278	-	(120,527)	402,447
Social Contribution Tax - Executive Act 2,158/2001	810,209	-	-	-	810,209
Total Tax Credits	6,224,372	5,188,908	2,790,554	(2,647,825)	11,556,009
Unrecorded Tax Credits (2)	(762,320)	(673,255)	(14,601)	22,392	(1,427,784)
Subtotal - Recorded Tax Credits	5,462,052	4,515,653	2,775,953	(2,625,433)	10,128,225
Current	2,295,074				3,967,827
Long-term	3,166,978				6,160,398

	Consolidated
	December 31, 2009	Recognition	Realization	June 30, 2010
Allowance for Loan Losses	4,909,822	2,118,271	(2,163,369)	4,864,724
Reserve for Civil Contingencies	616,202	101,375	(77,616)	639,961
Reserve for Tax Contingencies	1,652,054	362,411	(80,868)	1,933,597
Reserve for Labor Contingencies	1,181,531	208,164	(248,839)	1,140,856
Amortized Goodwill	276,638	7	(43,553)	233,092
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,709,200	57,962	(1,306)	1,765,856
Accrual for Pension Plan	196,416	571	-	196,987
Profit Sharing, Bonuses and Personnel Gratuities	332,454	207,832	(329,887)	210,399
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	204,854	343	(82,961)	122,236
Other Temporary Provisions	1,797,714	6,492	(127,802)	1,676,404
Total Tax Credits on Temporary Differences	12,876,885	3,063,428	(3,156,201)	12,784,112
Tax Loss Carryforwards	1,770,055	355,938	(56,712)	2,069,281
Social Contribution Tax - Executive Act 2,158/2001	914,876	-	(105,443)	809,433
Total Tax Credits	15,561,816	3,419,366	(3,318,356)	15,662,826
Unrecorded Tax Credits (2)	(1,743,013)	(2,268)	110,738	(1,634,543)
Subtotal - Recorded Tax Credits	13,818,803	3,417,098	(3,207,618)	14,028,283
Current	5,597,886			5,552,144
Long-term	8,220,917			8,476,139

	Consolidated
		Acquisition/
	December 31, 2008	Disposal (3)	Recognition	Realization	June 30, 2009
Allowance for Loan Losses	4,030,191	(209)	1,764,784	(1,370,544)	4,424,222
Reserve for Civil Contingencies	409,504	(1,705)	238,533	(6,964)	639,368
Reserve for Tax Contingencies	1,094,630	(27,637)	342,518	(23,282)	1,386,229
Reserve for Labor Contingencies	869,388	(568)	351,787	(207,237)	1,013,370
Amortized Goodwill	561,916	-	178,665	(108,466)	632,115
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,462,325	-	52,198	(893,398)	1,621,125
Accrual for Pension Plan	100,409	-	29,811	(8,581)	121,639
Adjustment to Fair Value of Available-for-sale Securities (1)	212,888	(3,193)	119,429	(94,360)	234,764
Other Temporary Provisions	1,467,694	(6,567)	554,593	(440,165)	1,575,555
Total Tax Credits on Temporary Differences	11,208,945	(39,879)	3,632,318	(3,152,997)	11,648,387
Tax Loss Carryforwards	1,470,192	(337)	311,189	(129,906)	1,651,138
Social Contribution Tax - Executive Act 2,158/2001	917,581	-	46	-	917,627
Total Tax Credits	13,596,718	(40,216)	3,943,553	(3,282,903)	14,217,152
Unrecorded Tax Credits (2)	(1,601,626)	427	(43,713)	38,794	(1,606,118)
Subtotal - Recorded Tax Credits	11,995,092	(39,789)	3,899,840	(3,244,109)	12,611,034
Current	4,700,703				4,438,266
Long-term	7,294,389				8,172,768
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes the unrecorded tax credit related to the increase in social contribution tax rate for financial institutions from 9% to 15%. The social contribution tax amount related to the tax rate increase is accrued in other payables - tax and social security (Note 20).

(3) Merger/ Acquisition/ Disposal of corporate participation (Note 16).

b) Expected Realization of Recorded Tax Credits

	Bank
	2010
	Temporary Differences			Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2010	2,163,662	1,110,370	47,195	-	-	3,321,227	3,219,826
2011	2,230,736	1,315,377	94,389	53,791	153,405	3,847,698	3,567,728
2012	1,555,541	910,695	48,438	286,231	211,051	3,011,956	2,649,054
2013	779,467	450,301	2,488	188,775	251,833	1,672,864	1,227,210
2014	269,580	151,213	2,488	-	178,998	602,279	457,404
2015 to 2017	204,858	101,694	1,244	-	-	307,796	205,051
2018 to 2019	32,908	16,165	-	-	-	49,073	23,091
2020 to 2022	8,441	-	-	-	-	8,441	-
2023 to 2024	5,627	-	-	-	-	5,627	-
After 2024	16,882	-	-	-	-	16,882	-
Total	7,267,702	4,055,815	196,242	528,797	795,287	12,843,843	11,349,364

	Consolidated
	2010
	Temporary Differences			Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2010	2,389,481	1,212,609	47,253	17,656	14,146	3,681,145	3,572,177
2011	2,431,848	1,440,542	94,507	124,079	153,405	4,244,381	3,959,934
2012	1,740,212	1,026,875	48,526	645,233	211,051	3,671,897	3,285,195
2013	903,785	526,527	2,546	564,777	251,833	2,249,468	1,773,698
2014	284,514	159,636	2,546	277,539	178,998	903,233	756,443
2015 to 2017	253,711	126,117	1,273	330,774	-	711,875	580,824
2018 to 2019	40,196	20,458	-	109,223	-	169,877	100,012
2020 to 2022	8,441	-	-	-	-	8,441	-
2023 to 2024	5,627	-	-	-	-	5,627	-
After 2024	16,882	-	-	-	-	16,882	-
Total	8,074,697	4,512,764	196,651	2,069,281	809,433	15,662,826	14,028,283

Due to differences between accounting, tax and corporate criteria, expected realization of tax credits should not be taken as indicative of future net income.

c) Present value of deferred tax credits

The total present value of tax credits is R$11,491,042 (2009 - R$9,829,925) in the Bank and R$13,814,292 (2009 - R$11,903,900) in the Consolidated and the present value of recorded tax credits is R$10,254,150 (2009 - R$8,710,081) in the Bank and R$12,477,868 (2009 - R$10.646,238) in the Consolidated. The present value was calculated taking into account the expected realization of temporary differences, tax loss carryforwards, and social contribution tax at the rate of 18% (Executive Act 2,158/2001) and the average funding rate projected for the corresponding periods.

13. Other Receivables - Other

	Bank		Consolidated
	2010	2009	2010	2009
Credit Cards	6,192,033	4,870,774	6,192,033	4,870,774
Escrow Deposits for:
Tax Claims	2,890,171	3,044,196	3,659,922	3,730,239
Labor Claims	2,122,142	1,783,240	2,181,760	1,877,534
Other	514,835	609,609	612,799	687,505
Contract Guarantees - Former Controlling Stockholders (Note 23.h)	478,809	567,719	480,355	567,719
Recoverable Taxes	952,709	730,833	1,540,618	1,204,641
Receivables	838,793	667,083	2,072,999	1,956,468
Reimbursable Payments	282,696	234,932	304,205	242,052
Rural Product Notes (CPR)	158,561	199,787	158,561	199,787
Salary Advances/Other	753,618	949,510	758,966	955,640
Debtors for Purchase of Assets	161,876	83,386	169,557	107,169
Receivable from Affiliates (Note 26.g)	565,085	300,110	-	243,717
Credit from Insurance Operations	-	-	166,568	-
Other (1)	826,283	2,303,963	883,574	2,403,971
Total	16,737,611	16,345,142	19,181,917	19,047,216
Current	8,872,146	8,550,665	9,899,162	10,210,765
Long-term	7,865,465	7,794,477	9,282,755	8,836,451

(1) in 2009, includes R$1,086 million in the Bank and R$1,236 million in the Consolidated of receivables related to the sale of investment in the Companhia Brasileira de Meios e Pagamento - Visanet (Visanet) with financial settlement on July 1, 2009.

14. Other Assets

	Bank		Consolidated
	2010	2009	2010	2009
Assets Not in Use (1)	121,918	248,299	124,236	269,947
Materials in Inventory	-	9,995	46	10,371
Total	121,918	258,294	124,282	280,318
(Allowance for Valuation)	(112,233)	(216,167)	(114,427)	(237,541)
Total	9,685	42,127	9,855	42,777
Current	9,685	42,127	9,855	42,777
(1) Refer mainly to repossessed assets, consisting basically of properties and vehicles received as payment in kind.

15. Foreign Branches

The financial position of the Foreign Branches, converted at the exchange rate prevailing at the balance sheet date and included in the financial statements can be summarized as follows:

	2010	2009 (1)
Assets	34,101,706	24,141,974
Current and Long-term Assets	34,012,307	24,101,701
Cash	260,127	317,024
Interbank Investments	3,133,125	2,695,792
Securities and Derivatives	10,749,635	10,253,942
Lending Operations (2)	15,117,654	4,479,616
Foreign Exchange Portfolio	4,088,375	5,880,101
Other Assets	663,391	475,226
Permanent Assets	89,399	40,273
Liabilities	34,101,706	24,141,974
Current and Long-term Liabilities	24,703,661	18,636,875
Money Market Funding	5,187,872	1,440,681
Funds from Acceptance and Issuance of Securities	1,129,453	1,423,645
Borrowings and Onlendings (3)	10,333,523	5,883,914
Subordinated Debt	902,927	978,158
Foreign Exchange Portfolio	4,176,871	6,041,797
Other Payables (4)	2,973,015	2,868,680
Deferred Income	21,128	2,054
Head Office's Equity (5)	9,376,917	5,503,045
Net Income	414,719	373,486
(1) Includes net profit for the period from R$362 the Agency in Tokyo, terminated in December 2009.
(2) Refers mainly to export financing operations.
(3) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(4) For Santander Grand Cayman Branch includes sale of the right to receipt future flows of payment orders from abroad (Note 22).
(5) On May 2010, was approved the capital increase of R$2.000 million in the Santander Grand Cayman Branch.

16. Investments in Affiliates and Subsidiaries

		2010
		Number of Shares
		and quotas (in Thousands)		Participation %
		Common Shares
Investments - Direct and indirect Ownership	Activity	and quotas	Preferred	Bank	Consolidated
Controlled by Banco Santander
Santander Seguros (3)	Insurance and Pension Plan	5,625,778	5,625,397	100.00%	100.00%
Santander Leasing	Leasing	11,043,796	-	78.57%	99.99%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing) (4)	Leasing	63	31	39.88%	39.88%
Santander Brasil Asset (2)	Manager	12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)	Buying Club	3,000	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (SB Consórcio)	Buying Club	92,925	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe) (5)	Bank	2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (RCI Brasil) (6)	Financial	1	1	39.58%	39.58%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito) (7)	Microcredit	43,129,918	-	100.00%	100.00%
Companhia Santander de Valores - Distribuidora de Títulos e Valores Mobiliários (Cia Santander DTVM) (8)	Dealer	67	-	100.00%	100.00%
Santander CCVM (9)	Broker	10,209,903	10,209,903	100.00%	100.00%
Real CHP S.A.	Holding	506	-	92.78%	92.78%
Agropecuária Tapirapé S.A.	Other Activities	199,729	379,265	99.07%	99.07%
Advisory	Other Activities	446	-	100.00%	100.00%
Real Argentina S.A.	Other Activities	445	-	98.99%	98.99%
Webmotors S.A.	Other Activities	348,253,362	17,929,313	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima (Santander Getnet) (10)	Other Activities	8,000	-	50.00%	50.00%
Controlled by Santander Seguros (3)
Santander Brasil Seguros S.A. (SB Seguros)	Insurance	70,284	-	-	100.00%
Santander Capitalização	Capitalization	64,615	-	-	100.00%
Controlled by Advisory
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	50,425,267	-	-	99.99%
Real Corretora de Seguros S.A. (Real Corretora) (11)	Insurance Broker	9	-	-	100.00%
Controlled by Cia Real DTVM (8)
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities) (12)	Broker	344,283	77,225	-	100.00%
Jointly Controlled Companies
Celta Holding S.A.	Holding	260	-	26.00%	26.00%
Araguari Real Estate Holding LLC	Holding	43,164	-	50.00%	50.00%
Cibrasec Companhia Brasileira de Securitização (Cibrasec)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	3,083	-	11.11%	11.11%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted
	Shareholders'	Adjusted Net		Investments	Results on Investments in
	Equity	Income (Loss)		Value	Affiliates and Subsidiaries
	2010	2010	2010	2009	2010	2009
Controlled by Banco Santander
Santander Seguros (3)	2,473,181	181,035	2,473,181	-	111,617	-
Santander Leasing	12,208,955	488,378	9,593,069	7,609,520	383,739	182,774
RCI Leasing (4)	494,111	19,996	197,061	-	7,973	-
Santander Brasil Asset (2)	173,616	41,405	173,616	-	35,955	-
Santander Consórcios	3,910	101	3,910	3,672	101	34
SB Consórcio	110,568	17,643	110,568	72,572	17,643	8,938
Banco Bandepe (5)	4,154,884	139,951	4,154,884	3,803,908	139,951	75,143
Aymoré CFI	867,039	181,579	867,039	629,825	181,579	65,326
RCI Brasil (6)	288,316	32,751	114,129	-	12,826	-
Microcrédito (7)	12,874	3,258	12,874	9,063	3,258	1,634
Cia Santander DTVM (8)	85,164	2,539	85,164	75,707	2,539	1,028
Santander CCVM (9)	317,440	26,009	317,440	-	21,089	-
Santander CCT (13)	-	11,192	-	210,996	11,192	17,265
Real CHP S.A.	3,633	1,785	3,370	-	1,656	-
Agropecuária Tapirapé S.A.	6,962	165	6,897	-	163	-
Advisory	152,898	20,996	152,898	1,325	20,996	1
Real Argentina S.A.	42	(11)	41	-	(11)	-
Webmotors S.A.	47,456	6,694	47,456	36,790	6,694	3,352
Santander Getnet (10)	4,381	(3,219)	2,190	-	(1,610)	-
Banco ABN AMRO Real S.A. (Banco Real) (14)	-	-	-	-	-	258,061
Santander Participações (15)	-	-	-	979,758	-	258,895
AA Cartões (16)	-	-	-	279,162	-	12,603
SB Leasing (16)	-	-	-	535,549	-	9,758
Santander Asset (16)	-	-	-	123,316	-	19,451
SB CTVM (16)	-	-	-	932	-	(84)
ABN Leasing (16)	-	-	-	610,545	-	10,234
REB Empreendimentos e Administradora de Bens S.A. (REB) (17)	-	-	-	23,787	-	534
BCIS (16)	-	-	-	2,043,237	-	700
Real Corretora (11)	-	-	-	47,499	-	12,383
Controlled by Santander Seguros (3)
SB Seguros	155,942	11,308	-	-	-	-
Santander Capitalização	451,008	63,051	-	-	-	-
Controlled by Advisory
Santander Serviços	71,740	7,978	-	-	-	-
Real Corretora (11)	76,753	12,961	-	-	-	-
Controlled by Cia Santander DTVM (8)
Santander Securities (12)	69,694	1,901	-	-	-	-
Jointly Controlled Companies
Celta Holding S.A.	228,832	2,008	59,496	65,886	522	(2,950)
Araguari Real Estate Holding LLC	198,041	-	99,021	103,415	-	-
Cibrasec	71,240	232	9,714	6,977	(91)	252
Norchem Participações	54,388	2,202	27,194	-	1,101	-
EBP	17,947	(4,886)	1,994	-	(543)	-
AAB Dois Par (1)	-	-	-	-	-	126,442
Other	-	-	-	51,471	-	27,852
Affiliate
Norchem Holding	98,339	3,881	21,389	-	844	-
Total Investment - Bank			18,534,595	17,324,912	959,183	1,089,626

Affiliate
Norchem Holding			21,389	21,314	844	128
AAB Dois Par (1)			-	-	-	126,442
Visanet (17)			-	48,197	-	11,478
Other			-	2,017	-	9,534
Total Investment - Consolidated			21,389	71,528	844	147,582
(1) Company merged into Santander Seguros on 2009.
(2) Investment merged into Banco Santander on 2009 (Note 2).
(3) Company acquired as part of the corporate restructuring (Note 2).
(4) On July 7, 2009, the change in the name of Companhia de Arrendamento Mercantil Renault do Brasil to Companhia de Arrendamento Mercantil RCI Brasil was approved.
(5) On July 13, 2009, the change in the name of Banco de Pernambuco S.A - BANDEPE to Banco Bandepe S.A. was approved.
(6) On July 7, 2009, the change in the name of Companhia de Crédito, Financiamento e Investimento Renault do Brasil to Companhia de Crédito, Financiamento e Investimento RCI Brasil was approved.
(7) On June 30, 2010, the change in the name of Real Microcrédito Acessoria Financeira S.A. to Santander Microcrédito Acessoria Financeira S.A was approved.

(8) On June 30, 2010, the change in the name of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários to Companhia Santander de Valores - Distribuidora de Títulos e Valores Mobiliários was approved.

(9) On September, 30, 2009, the change in the name of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A. to Santander Corretora de Câmbio e Valores Mobiliários S.A was approved.

(10) On January 14, 2010, the Bank signed the contractual and bylaw instruments with Genet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. As a result of this association was created the Santander Getnet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.

(11) The executive board’s meeting held on July 24, 2009, considering the corporate restructuring involving the companies comprising the Santander Group, approved a capital increase of R$628 to R$48,127 with the issuance of 179,226 new shares, subscribed and paid-up by the shareholder Banco Santander, through the assignment of 9,380 common shares issued and held by Real Corretora, which were transferred to the company’s equity, so that Advisory becomes a shareholder of Real Corretora.

(12) On September 30, 2009, the change in the name of ABN AMRO Securities (Brasil) Corretora de Valores Mobiliários S.A. to Santander Securities (Brasil) Corretora de Valores Mobiliários S.A was approved.

(13) Company merged on 2010 (Note 2).
(14) Merged into Banco Santander on 2009.
(15) Company spun-off as part of the corporate restructuring (Note 2).
(16) Company merged on 2009 (Note 2).
(17) Company sold on December 2009.

17. Property and Equipment

	Bank
	2010			2009
	Cost	Depreciation	Net	Net
Real estate	1,590,303	(353,406)	1,236,897	402,202
Land (1)	684,787	-	684,787	213,705
Buildings (1)	905,516	(353,406)	552,110	188,497
Other	5,380,250	(2,739,244)	2,641,006	2,989,489
Installations, Furniture and Equipment	1,314,809	(472,443)	842,366	539,733
Data Processing Equipment	1,718,036	(1,246,703)	471,333	473,551
Leasehold Improvements	907,461	(631,117)	276,344	409,541
Security and Communication Equipment	321,616	(193,782)	127,834	138,865
Other (2)	1,118,328	(195,199)	923,129	1,427,799
Total	6,970,553	(3,092,650)	3,877,903	3,391,691

	Consolidated
	2010			2009
	Cost	Depreciation	Net	Net
Real estate	1,594,538	(355,566)	1,238,972	403,159
Land (1)	687,342	-	687,342	215,311
Buildings (1)	907,196	(355,566)	551,630	187,848
Other	5,472,077	(2,771,980)	2,700,097	3,062,392
Installations, Furniture and Equipment	1,334,789	(480,245)	854,544	570,592
Data Processing Equipment	1,731,678	(1,252,783)	478,895	506,421
Leasehold Improvements	923,695	(644,159)	279,536	415,804
Security and Communication Equipment	325,817	(197,237)	128,580	139,968
Other (2)	1,156,098	(197,556)	958,542	1,429,607
Total	7,066,615	(3,127,546)	3,939,069	3,465,551
(1) in November 2009, the Bank started a gradual change for the Santander Tower, the new headquarters in Brazil, and as a result in December 2009, the related amounts recorded as construction in progress were transferred to propriety in use - land and buildings.
(2) Includes R$1,060,503 of buildings in progress related to the new headquarters.

18. Intangibles

	Bank
	2010			2009
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,715,068	(5,618,566)	21,096,502	24,251,601
Intangible Assets	4,770,836	(2,281,019)	2,489,817	2,530,621
Acquisition and Development of Software	2,098,588	(639,143)	1,459,445	851,681
Exclusivity Contracts for Provision of Banking Services	2,671,341	(1,641,577)	1,029,764	1,621,503
Other	907	(299)	608	57,437
Total	31,485,904	(7,899,585)	23,586,319	26,782,222

	Consolidated
	2010			2009
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,835,279	(5,804,698)	22,030,581	24,251,601
Other Intangible Assets	4,893,989	(2,319,384)	2,574,605	2,572,872
Acquisition and Development of Software	2,160,948	(677,131)	1,483,817	889,791
Exclusivity Contracts for Provision of Banking Services	2,671,341	(1,641,577)	1,029,764	1,621,503
Other	61,700	(676)	61,024	61,578
Total	32,729,268	(8,124,082)	24,605,186	26,824,473

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired.

Accordingly, management estimates cash flows, which is subject to a number of factors, such as: (i) macroeconomic projections of interest, inflation, foreign exchange, and other rates; (ii) behavior of the growth estimates for the Brazilian financial system; (iii) cost increases, returns, synergies, and investment plans; and (iv) customer behavior; (v) the growth rate and the adjustments are applied to cash flows on a continuous basis. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

Based on the assumptions above, the test was performed on December 31, 2009. On June 30, 2010 and 2009 no impairment evidence were found for goodwill.

19. Money Market Funding and Borrowings and Onlendings

a) Deposits

	Bank
	2010					2009
	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total
Demand Deposits	13,708,255	-	-	-	60,705,800	85,506,476
Savings Deposits	26,721,311	-	-	-	34,469,457	38,167,912
Interbank Deposits	-	1,538,654	9,791,807	23,138,996	26,721,311	21,410,657
Time Deposits	411,122	8,502,785	17,650,520	34,141,373	13,708,255	13,899,273
Other Deposits	398,080	-	-	-	398,080	389,250
Total	41,238,768	10,041,439	27,442,327	57,280,369	136,002,903	159,373,568
Current					78,722,534	80,491,543
Long-term					57,280,369	78,882,025

	Consolidated
	2010					2009
	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total
Demand Deposits	13,469,497	-	-	-	60,781,333	85,267,750
Savings Deposits	26,721,311	-	-	-	26,721,311	21,410,657
Interbank Deposits	-	351,842	721,751	71,228	13,469,497	13,789,451
Time Deposits	411,122	8,502,785	17,649,261	34,218,165	1,144,821	1,171,947
Other Deposits	398,080	-	-	-	398,080	389,250
Total	41,000,010	8,854,627	18,371,012	34,289,393	102,515,042	122,029,055
Current					68,225,649	72,662,158
Long-term					34,289,393	49,366,897

b) Money Market Funding
		Bank
		2010				2009
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Own Portfolio		40,618,856	13,074,161	10,814,486	64,507,503	21,176,926
Third Parties		15,501	-	-	15,501	8,854,057
Linked to Trading Portfolio Operations		2,027,425	4,005,691	-	6,033,116	3,470,441
Total		42,661,782	17,079,852	10,814,486	70,556,120	33,501,424
Current					59,741,634	6,339,448
Long-term					10,814,486	27,161,976

		Consolidated
		2010				2009
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Own Portfolio		40,490,606	12,943,490	10,723,275	64,157,371	20,691,214
Third Parties		15,501	-	-	15,501	8,800,629
Linked to Trading Portfolio Operations		2,027,425	4,005,691	-	6,033,116	3,470,441
Total		42,533,532	16,949,181	10,723,275	70,205,988	32,962,284
Current					59,482,713	6,206,848
Long-term					10,723,275	26,755,436

c) Funds from Acceptance and Issuance of Securities

		Bank
		2010				2009
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		3,271,994	4,216,704	526,191	8,014,889	6,558,291
Real Estate Credit Notes - LCI		2,390,036	4,149,015	8,303	6,547,354	5,106,809
Agribusiness Credit Notes - LCA		881,958	67,689	6,313	955,960	1,451,482
Treasury Bills		-	-	511,575	511,575	-
Securities Issued Abroad		246,997	146,390	2,181,800	2,575,187	3,066,707
Total		3,518,991	4,363,094	2,707,991	10,590,076	9,624,998
Current					7,882,085	7,804,278
Long-term					2,707,991	1,820,720

		Consolidated
		2010				2009
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Exchange Acceptances		629	218,885	324,611	544,125	264,400
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		3,271,994	4,218,156	537,831	8,027,981	7,029,052
Real Estate Credit Notes - LCI		2,390,036	4,150,467	19,943	6,560,446	5,577,570
Agribusiness Credit Notes - LCA		881,958	67,689	6,313	955,960	1,451,482
Treasury Bills		-	-	511,575	511,575	-
Securities Issued Abroad		246,997	146,390	2,181,800	2,575,187	3,066,707
Total		3,519,620	4,583,431	3,044,242	11,147,293	10,360,159
Current					8,103,051	8,295,436
Long-term					3,044,242	2,064,723

	Bank/Consolidated
	2010					2009
Securities Issued Abroad	Issuance	Maturity	Currency	Interest rate (p.a)	Total	Total
Eurobonds	April-10	April-15	US$	4.5%	908,233	-
Eurobonds	November-05	November-13	R$	17.1%	471,581	471,580
Fixed Rate Notes	October-07	January-15	R$	100.0% CDI	186,770	188,343
Eurobonds	March-05	March-13	R$	17.0%	169,353	169,223
Fixed Rate Notes	November-07	January-15	R$	100.0% CDI	167,406	182,379
Fixed Rate Notes	September-06	June-13	R$	100.0% CDI -0.4	120,234	121,248
Structured Notes	June-10	July-10	R$	85.5% CDI	93,963	-
Fixed Rate Notes	August-99	August-14	US$	7.5%	47,384	61,416
Fixed Rate Notes	August-07	June-12	US$	2.5%	41,207	66,982
Eurobonds (1)	June-07	May-17	R$	FDIC	32,716	27,381
Fixed Rate Notes	August-07	August-12	US$	1.9%	30,478	33,175
Fixed Rate Notes	February-08	January-15	US$	0.4%	24,605	29,630
Fixed Rate Notes	April-08	March-13	US$	5.1%	24,291	35,031
Eurobonds (2)	July-08	July-10	R$	94.4% CDI	18,969	17,520
Fixed Rate Notes	April-06	March-11	US$	1.9%	13,080	28,454
Eurobonds (2)	April-06	August-10	R$	IPCA+6.0%	3,012	157,696
Eurobonds (2)	May-06	August-10	R$	IPCA+6.0%	10,244	65,660
Eurobonds	March-10	February-12	R$	10.0%	2,970	-
Structured Notes	April-09	April-10	R$	102.5% CDI	-	171,882
Eurobonds	February-05	February-10	R$	16.2%	-	781,712
Structured Notes	May-09	August-09	US$	0.4%	-	146,448
Other					208,691	310,947
Total					2,575,187	3,066,707
(1) Indexed to Credit Event Notes.
(2) Indexed to Sovereign Notes.

d) Money Market Funding Expenses

			Bank		Consolidated
			2010	2009	2010	2009
Time Deposits			2,735,532	3,006,578	2,740,450	4,485,120
Savings Deposits			2,209,790	1,524,437	2,196,155	1,834,491
Interbank Deposits			747,020	458,447	747,020	663,942
Money Market Funding			1,506,894	1,013,177	40,428	131,618
Others (1)			2,135,841	(1,209,567)	2,181,594	(1,059,524)
Total			9,335,077	4,793,072	7,905,647	6,055,647
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

		Bank
		2010				2009
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Local Borrowings		-	274,664	-	274,664	1,278,255
Foreign Borrowings		2,797,845	8,246,542	1,933,236	12,977,623	11,135,059
Import and Export Financing Lines		2,337,346	8,083,060	1,742,346	12,162,752	6,338,734
Other Credit Lines		460,499	163,482	190,890	814,871	4,796,325
Domestic Onlendings		911,627	1,638,411	6,532,607	9,082,645	7,653,463
Foreign Onlendings		384,974	163,891	1,076,223	1,625,088	2,469,647
Total		4,094,446	10,323,508	9,542,066	23,960,020	22,536,424
Current					14,417,954	13,936,890
Long-term					9,542,066	8,599,534

		Consolidated
		2010				2009
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Local Borrowings		-	278,740	-	278,740	1,278,255
Foreign Borrowings		2,797,845	8,246,542	1,933,236	12,977,623	11,135,059
Import and Export Financing Lines		2,337,346	8,083,060	1,742,346	12,162,752	6,338,734
Other Credit Lines		460,499	163,482	190,890	814,871	4,796,325
Domestic Onlendings		911,627	1,638,411	6,532,607	9,082,645	7,654,906
Foreign Onlendings		384,974	163,891	1,076,223	1,625,088	2,469,647
Total		4,094,446	10,327,584	9,542,066	23,964,096	22,537,867
Current					14,422,030	13,937,402
Long-term					9,542,066	8,600,465

Export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2015 (2009 - 2014) in the Bank and in the Consolidate and subject to financial charges corresponding to exchange variation plus interest ranging from 0.4% p.a. to 8.5% p.a. (2009 - 0.6% p.a. to 15.2% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the Brazilian Development Bank (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.3% p.a. to 6.8% p.a. (2009 - 0.9% p.a. to 6.8% p.a.) and exchange rate change falling due through 2014 (2009 - 2014).

20. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

	Bank		Consolidated
	2010	2009	2010	2009
Reserve for Tax Contingencies (Note 23.b)	5,613,072	4,626,109	7,188,939	6,376,315
Reserve for tax Contingencies - Responsibility of Former Controlling Stockholders (Note 23.h)	429,549	456,986	430,367	456,986
Provision for Deferred Taxes	1,424,281	1,486,557	3,814,176	3,152,819
Accrued Taxes on Income	-	374,209	321,281	685,099
Taxes Payable	304,346	269,577	312,861	318,357
Total	7,771,248	7,213,438	12,067,624	10,989,576
Current	4,834,216	2,238,679	6,391,674	2,973,132
Long-term	2,937,032	4,974,759	5,675,950	8,016,444

Nature and origin of deferred tax liabilities

			Bank
			December 31, 2009	Realization	June 30, 2010
Adjustment to Fair Value of Trading Securities			1,037,424	-	1,037,424
Adjustment to Fair Value of Available-for-sale Securities			231,863	8,736	240,599
Excess Depreciation of Leased Assets			116,834	27,250	144,084
Others			2,174	-	2,174
Total			1,388,295	35,986	1,424,281

	Bank
	December 31, 2008	Merger (1)	Recognition	Realization	June 30, 2009
Adjustment to Fair Value of Trading Securities	1,325,342	1,273	-	(364,402)	962,213
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge	179,498	174,639	84,014	(457)	437,694
Excess Depreciation of Leased Assets	38,046	-	45,733	-	83,779
Others	-	1,606	1,273	(8)	2,871
Total	1,542,886	177,518	131,020	(364,867)	1,486,557

		Consolidated
		December 31, 2009	Recognition	Realization	June 30, 2010
Adjustment to Fair Value of Trading Securities		1,041,733	2	(4,261)	1,037,474
Adjustment to Fair Value of Available-for-sale Securities		264,815	12,415	(92)	277,138
Excess Depreciation of Leased Assets		2,198,299	298,769	-	2,497,068
Other		2,542	-	(46)	2,496
Total		3,507,389	311,186	(4,399)	3,814,176

	Consolidated
		Acquisition/
	December 31, 2008	Disposal (1)	Recognition	Realization	June 30, 2009
Adjustment to Fair Value of Trading Securities	1,327,588	(644)	160	(364,656)	962,448
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge	226,094	(6,167)	219,890	(429)	439,388
Excess Depreciation of Leased Assets	1,176,290	-	582,185	(11,120)	1,747,355
Other	2,883	(342)	1,278	(191)	3,628
Total	2,732,855	(7,153)	803,513	(376,396)	3,152,819
(1) Merger/acquisition/disposal of corporate participation (Note 16).

21. Subordinated Debts

Consist of securities issued according to the rules of the Bacen, which are used as Level II Reference Equity for calculating the operating limits.

	Bank/Consolidated
	2010					2009
	Issuance	Maturity	Amount	Interest rate (p.a.)	Total	Total
Subordinated Certificates of Deposit (2)	June-06	July-16	R$1.500 million	105.0% CDI	2,365,727	2,165,563
		June-16 and September
Subordinated Certificates of Deposit (2)	October-06	16	R$850 million	104.5% CDI	1,281,414	1,173,487
Subordinated Certificates of Deposit (2)	July-07	July-14	R$885 million	104.5% CDI	1,207,001	1,105,341
Perpetual Bonds (1)	September-05	Indeterminate	US$500 million	8.7%	902,926	978,158
Subordinated Certificates of Deposit (2)	April-08	April-13	R$600 million	100.0% CDI + 1.3%	769,495	698,660
Subordinated Certificates of Deposit (2)	April-08	April-13	R$555 million	100.0% CDI + 1.0%	711,980	648,033
Subordinated Certificates of Deposit (2)	July-06 a October-06	July-16 na July-18	R$447 million	104.5% CDI	695,603	637,016
Subordinated Certificates of Deposit (2)	January-07	January-13	R$300 million	104.0% CDI	436,684	400,072
Subordinated Certificates of Deposit (2)	August-07	August-13	R$300 million	100.0% CDI + 0.4%	407,750	373,225
Subordinated Certificates of Deposit (2)	January-07	January-14	R$250 million	104.5% CDI	364,467	333,769
Subordinated Certificates of Deposit (2) (4)	May-08 to June-08	May-13 to May-18	R$283 million	CDI	354,307	323,011
Subordinated Certificates of Deposit (2) (5)	May-08 to June-08	May-13 to June-18	R$268 million	IPCA	350,568	307,373
Subordinated Certificates of Deposit (2)	November-08	November-14	R$100 million	120.5% CDI	120,422	108,804
Subordinated Certificates of Deposit (2)	February-08	February-13	R$85 million	IPCA +7.9%	114,937	101,266
Subordinated Certificates of Deposit (3)	March-09	March-19	R$1.507 million	13.8%	-	1,560,488
"Floating Rate Notes"	November-99	November-09	US$170 million	Libor + 4.5%	-	66,987
"Floating Rate Notes"	November-99	November-09	US$30 million	Libor + 4.5%	-	11,814
Total					10,083,281	10,993,067
Current					2,177	81,159
Long-term					10,081,104	10,911,908
(1) Perpetual bonds issued by the Grand Cayman branch with quarterly interest payments. These bonds do not have a maturity date or mandatory redemption, although they may, at the discretion of Banco Santander and with prior authorization by the Bacen, be redeemed in full in September 2010 or on any subsequent interest payment date.

(2) Subordinated certificates of deposit issued by Banco Santander with yield paid at the end of the term together with the principal.
(3) On January 22, 2010, the Bank redeemed in advance the Subordinate Certificate of Deposit, whose creditor was Bacen on January 8, 2010. The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A". (Note 1).
(4) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.2% p.a. to 1.5% p.a.
(5) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.7% p.a.

22. Other Payables - Other

	Bank		Consolidated
	2010	2009	2010	2009
Credit cards	5,078,122	4,569,198	5,078,122	4,569,198
Reserve for Labor and Civil Contingencies (Note 23.b)	4,536,632	4,238,808	4,721,732	4,421,003
Sale of the Right to Receipt Future Flows of Payment Orders from Abroad (1)	1,305,794	1,428,614	1,305,794	1,428,614
Pension plan (Note 35)	858,203	808,428	858,203	808,428
Payables for Acquisition of Assets and Rights (2)	818,823	882,317	823,701	886,408
Reserve for Contingencies - Responsibility of Former Controlling Stockholders (Note 23.h)	49,260	110,733	49,988	110,733
Accrued Liabilities
Personnel Expenses	894,967	871,520	938,685	924,084
Administrative Expenses	97,985	302,883	122,579	342,450
Other Payments	148,516	284,605	210,268	314,240
Insurance Transaction Debts	-	-	129,593	-
Creditors for Unreleased Funds	299,410	228,135	299,410	228,167
Provision of Payment Services	165,684	136,937	165,684	136,937
Agreements with Official Institutions	117,703	178,324	117,703	178,324
Payables to Suppliers	178,217	150,918	189,582	314,822
Other	1,899,053	1,381,453	2,147,881	1,555,858
Total	16,448,369	15,572,873	17,158,925	16,219,266
Current	10,027,134	9,211,443	10,519,035	9,644,904
Long-term	6,421,235	6,361,430	6,639,890	6,574,362
(1) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$144 million (2009 - US$234million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$190 million, with charges equivalent to 6.2% p.a., payable semiannually, with the principal payable in 10 installments between September 2010 to March, 2015 and the series 2008-2 was increased in the amount of US$100 million in the first quarter of 2010 amounting US$400 million, with charges equivalent to Libor (6 months) + 0.8%p.a., payable semiannually, with the principal payable in 10 installments between March 2010 to September 2014 the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 semiannual installments from March 2012 to September 2014, and the series 2009-2, in the amount of US$50 million, with charges of 6.3% p.a., payable semiannually, with the principal payable in 14 semiannual installments from March 2013 to September 2019.

(2) Refers basically to export note loan operations in the amount of R$774,377 (2009 - R$839,372).

23. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties in judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Reserves were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized reserves are sufficient to cover possible losses on the lawsuits.

a) Contingent assets

On June 30, 2010 and 2009 no contingent assets were accounted.

b) Contingent liabilities and legal obligations by nature

	Bank		Consolidated
	2010	2009	2010	2009
Reserve for Tax Contingencies (1) (Note 20)	5,613,072	4,626,109	7,188,939	6,376,315
Reserve for Labor and Civil Contingencies (Note 22)	4,536,632	4,238,808	4,721,732	4,421,003
Reserve for Labor Contingencies	2,931,943	2,544,202	3,026,655	2,658,792
Reserve for Civil Contingencies	1,604,689	1,694,606	1,695,077	1,762,211
Total	10,149,704	8,864,917	11,910,671	10,797,318
(1) Includes, mainly, legal obligations.

c) Changes in contingent liabilities and legal obligations

	Bank
	2010			2009
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at beginning of period	5,003,557	3,005,466	1,541,632	1,460,410	1,217,540	398,029
Recognition Net of Reversal (1)	470,926	215,379	183,571	494,582	728,862	600,716
Inflation Adjustment	142,059	122,029	64,891	103,868	21,626	11,175
Merger of Companies (Note 16)	-	-	-	2,568,779	922,551	753,287
Write-offs Due to Payment	(3,470)	(440,594)	(185,405)	(1,530)	(424,283)	(68,601)
Others	-	29,663	-	-	77,906	-
Balance at end of period	5,613,072	2,931,943	1,604,689	4,626,109	2,544,202	1,694,606
Escrow Deposits - Other Receivables (2)	914,605	763,726	112,885	1,425,101	808,061	118,244
Escrow Deposits - Securities (2)	41,939	47,666	58,364	51,403	41,829	20,088

	Consolidated
	2010			2009
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at beginning of period	6,434,315	3,094,615	1,637,408	5,521,211	2,220,082	1,188,825
Recognition Net of Reversal (1)	614,086	224,352	188,269	791,401	809,342	665,745
Inflation Adjustment	183,290	127,335	70,308	194,790	22,656	11,853
Merger of Companies (Note 16)	-	-	-	(126,161)	(1,817)	(4,558)
Write-offs Due to Payment	(42,752)	(449,310)	(200,908)	(4,926)	(469,377)	(99,654)
Others	-	29,663	-	-	77,906	-
Balance at end of period	7,188,939	3,026,655	1,695,077	6,376,315	2,658,792	1,762,211
Escrow Deposits - Other Receivables (2)	1,270,514	789,153	136,482	1,873,912	863,845	132,909
Escrow Deposits - Securities (2)	48,439	47,666	58,471	71,953	42,326	60,152
(1) There are tax risks in contingent tax and legal liabilities recognition in the period, under tax expenses, other operating expenses and income tax and social contribution.
(2) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal obligations - tax and social security

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax, debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of leasing revenue recognition.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as immediate payment, were recorded at the time of entry into the program.

The Bank and its subsidiaries also accepted to pay in installments the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized until as the formal consolidation of debts are not achieved .Therefore it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law 11,941/09 are:

PIS and Cofins - R$3,822,252 in the Bank and R$4,277,113 in the Consolidated (2009 - R$2,572,084 in the Bank and R$2,878,220 in the Consolidated): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

CSLL - equal tax treatment - R$182,398 in the Bank and R$271,347 in the Consolidated (2009 - R$356,788 in the Bank and R$500,342 in the Consolidated): lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law 11,941/2009.

Increase in CSLL tax rate - R$311,015 in the Bank and R$690,251 in the Consolidated (2009 - R$138,224 in the Bank and R$296,236 in the Consolidated): The Bank and other companies of the conglomerate filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

e) Tax and social security contingencies

Refer to judicial and administrative proceedings related to taxes and social security classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded. The matters in dispute refer to the following:

Service Tax (ISS) - Financial Institutions - R$269,553 in the Bank and R$427,917 in the Consolidated (2009 - R$191,030 in the Bank and R$431,044 in the Consolidated): refers to administrative and judicial proceedings against several counties require payment of ISS on several revenues from operations that are not usually qualified as service.

Social Security Contribution (INSS) - R$190,528 in the Bank and R$217,939 in the Consolidated (2009 - R$169,656 in the Bank and R$198,860 in the Consolidated): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the % of Social Security contribution.

Allowance for doubtful accounts - R$183,359 in the Bank and R$211,982 in the Consolidated (2009 - R$181,816 in the Bank and R$209,198 in the Consolidated): collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in tax year bases of 1995, alleging that the tax criteria in effect at the time were not complied with it.

f) Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provision are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

g) Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the bank under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. The Bank is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. Previous decisions relating to the merit of the issue, unfavorable to the banks, are under litigation at both the Superior Court of Justice (STJ) and the Supreme Court (STF). There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. The Bank believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$429,549, R$38,463 and R$10,797 in the Bank and R$430,367, R$38,775 and R$11,213 in the Consolidated (2009 - R$456,986, R$64,774 and R$45,959 in the Bank and Consolidated), respectively, recorded under “Other payables - tax and social security” (Note 20) and “Other payables - other” (Note 22) which responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$478,809 in the Bank and R$480,355 in the Consolidated (2009 - R$567,719 in the Bank and Consolidated), recorded under “Other receivables - other” (Note 13). These lawsuits have no effects on the balance sheet for the Bank and Consolidated.

i) Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by legal counsels, as possible losses, which were not accounted for. The main lawsuits are:

CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. Administrative proceedings are pending of decisions. The updated amount of each proceeding is approximately R$525 million.

IRPJ and CSLL on Reimbursement arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander for the collection of IRPJ and CSLL for tax year bases of 2002 to 2004, on amounts reimbursed by the former controlling stockholder of Banco Santander for payments made by the Bank that were the responsibility of the former controlling stockholder, wich management circumstances caused the complaint on the settled obligations. The Federal Revenue Service inspection understood that the amount deposited in favor of Banco Santander refers to taxable income. The administrative proceedings are awaiting judgment. The updated amount of each proceeding is approximately R$459 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. The updated amount involved is approximately R$360 million.

Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$238 million.

CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$163 million.

CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$159 million.

CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. It is pending a definite judicial decision. The updated amount involved is approximately R$155 million.

Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

24. Stockholders’ Equity

a) Capital

According to the Bank’s bylaws, the Bank's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders.

The paid-up capital is represented as follows:

	Shares in thousands
	2010			2009
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	33,532,382	31,991,432	65,523,814	2,681,090	3,947,431	6,628,521
Foreign residents	179,309,350	154,210,953	333,520,303	171,611,326	147,518,436	319,129,762
Total	212,841,732	186,202,385	399,044,117	174,292,416	151,465,867	325,758,283

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130, without the issuance of new shares, through the incorporation of capital reserves which was ratified by Bacen on June 24, 2010.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	2010
	In thousands of	Reais per thousand shares/Units
	Reais (4)	Common	Preferred	Units
Interest on Capital Recognized in Income for the Quarter Ended March, 2010 (1)	400,000	0.9577	1.0535	105.3477
Interest on Capital Recognized in Income for the Quarter Ended June, 2010 (2)	400,000	0.9577	1.0535	105.3477
Interim Dividends for the Quarter Ended March, 2010 (3)	500,000	1.1971	1.3168	131.6847
Total Accumulated as of June 30, 2010	1,300,000
(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(3) Established by the Board of Directors in June, 2010.
(4) The amounts for Interest on Capital and Interim Dividends will be paid on August 25, 2010.

	2009
	In thousands of	Reais per thousand shares/Units
	Reais (3)	Common	Preferred	Units
Interest on Capital Recognized in Income for the Quarter Ended June, 2010 (1)	340,000	0.9974	1.0972	n.a.
Interest on Capital Recognized in Income for the Quarter Ended June, 2010 (2)	285,000	0.8361	0.9197	n.a.
Total Accumulated as of June 30, 2009	625,000
(1) Established by the Board of Directors in April, 2009, Common Shares - R$0.8478 and Preferred Shares - R$0.9326, net of taxes.
(2) Established by the Board of Directors in June, 2009, Common Shares - R$0.7107 and Preferred Shares - R$0.7817, net of taxes.
(3) The Amounts for the Interest on Capital were paid on February 22, 2010.

c) Dividend equalization reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Treasury shares

On February, 2009 the Bank acquired 25,395 thousands own shares for the amount R$1,948. The Extraordinary Shareholders' Meeting held on August, 2009 decided the cancellation of shares of its own issuance held in treasury, without reducing capital, through the absorption of R$ 1,948 of the Capital Reserves account.

e) Consolidated stockholders’ equity – Unrealized Results

The Consolidated Stockholders’ Equity is decreased by R$29,416 (2009 - R$33,839) of unrealized results and the realization of these results affected net income in the period by R$3,204 (2009 - R$3,487).

25. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	2010	2009
Adjusted Tier I Regulatory Capital (2)	44,094,893	24,370,296
Tier II Regulatory Capital	8,211,323	10,256,276
Adjusted Regulatory Capital (Tier I and II) (2)	52,306,216	34,626,572
Required Regulatory Capital	24,632,006	22,413,381
Adjusted Portion of Credit Risk (2)	21,869,964	21,109,129
Market Risk Portions (3)	1,322,127	720,135
Operational Risk Portion	1,439,915	584,117
Basel II Ratio	23.4%	17.0%
(1) Amounts calculated based on the consolidated information of the financial institutions (financial Conglomerate).
(2) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.

(3) Includes the portions for the Market Risk exposures subject to foreign currency coupon rates, price and interest rate indices, price of commodities, price of shares classified in the trading portfolio, interest rates not classified in the trading portfolio.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation.

On June 30, 2009, Santander has exceeded the limit for investment in permanent assets, the effect, derived exclusively from the corporate restructuring of the merger of shares of Banco Real and AAB Dois Par, poses no impact on the financial position of Santander and as required by existing regulations, was prepared a settlement plan to frame this limit, which was approved by the regulator (Central Bank). On June 30, 2010, Santander classifies for said index.

26. Related-Party Transactions

a) Key Management Personnel Compensation

The Extraordinary Shareholders’ Meeting held on April 27, 2010 approved the compensation proposal for the executives for 2010, with the global amount of R$246,560, as proposed by the Board of Directors on March 22, 2010. In this total amount, benefits up to R$7,480 and supplementary plans available up to de R$50,000, are considerate, atthe most.The Board of Directors has also approved the global annual compensation amount for the Audit Committee totaling R$ 3,440.

b) Long-Term Benefits

The Bank, likewise Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of the goals established for a certain period. (Note 35.d).

c) Short-Term Benefits

		Consolidated
Board of Directors’ and Executive Board’s compensation	2010	2009
Fixed Compensation	73,187	65,611
Variable Compensation	24,782	16,648
Other	3,921	3,051
Total	101,890	85,310

d) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Lending operations

In conformity with prevailing regulations, financial institutions cannot grant loans or advances to:

I) any individuals or legal entities that control the institution or any entity under joint control with the institution, or any officer, member of the board of directors, member of the supervisory board, or member of the immediate family of such individuals;
II) any entity controlled by the institution; or
III) any entity in which the Bank holds, directly or indirectly, 10% or more of the capital.
Accordingly, loans or advances are not granted to any subsidiaries, executive officers, members of the board of directors or their families.

f) Ownership interest

The table below shows the direct interest (common shares and preferred shares) outstanding on June 30, 2010.

	March 31, 2010
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(in thousand of shares, except percentages)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding (1)	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	288,102	0.1%	263,052	0.1%	551,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	33,314,238	15.7%	31,789,181	17.1%	65,103,419	16.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

On May 26, 2010, the Santander Seguros sold the participation in Banco Santander corresponding to 16,767 shares (7,241 ordinary shares and 9,526 preference shares) traded at BM&FBovespa, eliminating the mutual participation between Banco Santander and Santander Seguros.

g) Related-Party Transactions

Transactions among the entities of Santander are carried out under usual market rates and terms, comparable to those applied in transactions with unrelated parties.
The principal transactions and balances are as follows:

	Bank
	2010		2009
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash	225,552	-	651,114	-
Banco Santander, S.A. - Espanha	221,817	-	650,968	-
Other	3,735	-	146	-
Interbank Investments	17,453,917	868,702	19,787,818	1,179,931
Aymoré CFI	16,185,456	843,195	18,084,248	940,645
Santander Benelux, S.A., N.V.	-	-	10,017	207,792
RCI Brasil	549,670	23,019	341,985	20,420
Banco Santander, S.A. - Espanha	718,791	612	512,042	1,722
Other	-	1,876	839,526	9,352
Securities	28,092,494	1,153,286	25,836,192	1,315,253
SB Leasing	-	-	4,069,450	212,169
ABN Leasing	-	-	10,482,774	530,314
Santander Leasing	28,092,494	1,153,286	11,283,968	572,770

	Bank
	2010		2009
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Derivatives - (Net)	(188,265)	(16,060)	(162,843)	69,792
Santander Benelux, S.A., N.V.	(173,725)	33,183	(51,964)	68,685
Real Fundo de Investimento Multimercado Santillana Crédito Privado	(31,250)	(65,878)	(87,857)	4,737
Banco Santander, S.A. - Espanha	-	-	(25,582)	4,994
Santander Overseas Bank, Inc - Puerto Rico	-	-	27,065	(2,966)
Abbey National Treasury Services Plc	(1,759)	6,752	(23,493)	(4,661)
Santander International Bank	-	-	-	327
Santander Leasing	9,578	1,521	-	-
Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros	8,891	8,362	(1,012)	(1,179)
Cia Real DTVM	-	-	-	(145)
Dividends and Bonuses Receivables	73,555	-	318,749	-
BCIS	-	-	51,406	-
Santander Participações	-	-	260,162	-
Santander Seguros	59,007	-	-	-
Celta S.A.	6,760	-	-	-
Other	7,788	-	7,181	-
Trading	303,431	-	5,800	-
Banco Santander, S.A. - Espanha	3,853	-	5,800	-
Santander Benelux, S.A., N.V.	279,233	-	-	-
Abbey National Treasury Services Plc	20,345	-	-	-
Foreign Exchange Portfolio - (Net)	22,475	12,831	58,692	16,341
Banco Santander, S.A. - Espanha	22,475	12,831	58,692	16,341
Receivables from Affiliates	565,085	101,238	300,110	89,077
Santander Seguros	548,482	16,409	194,177	213
Santander Capitalização	2,051	17,288	2,391	12,597
Santander CCT	-	4,907	2,591	19,819
Santander CCVM	-	9,658	-	-
Aymoré CFI	-	29,689	29,880	36,664
Santander Brasil Asset	-	3,485	871	5,227
Banco Santander, S.A. - Espanha	-	6,910	255	1,875
SB Leasing	-	-	144	926
Santander Leasing	-	12,386	345	2,476
RSVP	-	-	37,648	1,823
REB	-	-	24,820	-
Other	14,552	506	6,988	7,457
Other Receivables - Other	149,370	1,184	125,812	5,597
Brazil Foreign Diversified Payment Rights Finance Company	140,252	-	118,627	-
Santander Capitalização	948	602	963	540
Banco Santander, S.A. - Espanha	5,341	-	6,214	5,027
Santander Seguros	-	581	-	-
Other	2,829	1	8	30
Deposits	(38,824,301)	(1,507,472)	(38,047,874)	(1,916,400)
Aymoré CFI	(8,776,443)	(491,183)	(8,744,293)	(390,914)
Banco Bandepe	(1,345,172)	(55,223)	(1,236,537)	(62,818)
Banco Madesant - Sociedade Unipessoal, S.A.	(2,351,701)	(9,751)	-	-
SB Leasing	-	-	(3,796,912)	(196,353)
ABN Leasing	-	-	(11,195,926)	(562,989)
BCIS	-	-	(1,496,257)	(77,929)
Banco Santander, S.A. - Espanha	(2,344,750)	(2,800)	-	-
Santander Leasing	(23,504,526)	(924,378)	(10,769,282)	(561,773)
Other	(501,709)	(24,137)	(808,667)	(63,624)
Repurchase Commitments	(669,576)	(25,060)	(1,268,919)	(522,191)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	(188,215)	(6,216)	(183,964)	(9,797)
Santander CCT	-	(1,054)	(97,999)	(2,969)
Santander CCVM	(95,211)	(2,355)	-	(3)
Real CHP S.A.	(55,060)	(2,392)	(56,199)	(3,096)
Produban Informática	(26,506)	(1,067)	-	-
Webmotors S.A.	(34,123)	(1,267)	(27,084)	(1,732)
Banco Bandepe	(32,948)	(1,373)	(13,579)	(486)
AAB Dois Par	-	-	(85,258)	(7,136)
SB Consórcio	(112,997)	(4,514)	(73,938)	(3,418)
AA Cartões	-	-	(198,527)	(35,040)
Banco Santander, S.A. - Espanha	-	-	(456,923)	-
Santander Benelux, S.A., N.V.	-	-	(6,929)	(452,448)
Isban Brasil S.A.	(99,546)	(3,949)	-	-
Other	(24,970)	(873)	(68,519)	(6,066)
Liabilities for Securities Abroad	(148,337)	(7,904)	-	-
Banco Santander, S.A. - Espanha	(147,932)	(7,904)	-	-
Santander Investment Limited	(405)	-	-	-
Borrowings and Onlendings	(4,111,455)	(148,289)	(4,532,775)	(29,053)
Banco Santander, S.A. - Espanha	(3,560,301)	(144,619)	(4,282,968)	(20,170)
Abbey National Beta Investments Limited	(369,739)	(3,598)	-	-
Santander Overseas Bank, Inc - Puerto Rico	-	-	(139,822)	(8,291)
Other	(181,415)	(72)	(109,985)	(592)

	Bank
	2010		2009
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Dividends and Bonuses Payables	(985,739)	-	(520,257)	-
Sterrebeeck B.V.	(549,985)	-	(301,926)	-
Grupo Empresarial Santander, S.L.	(409,242)	-	(218,303)	-
Other	(26,512)	-	(28)	-
Payables from Affiliates	(7,444)	(89,800)	(12,713)	(117,802)
Produban Informática	-	(54,325)	(4)	(60,137)
Isban Brasil S.A.	-	(25,432)	(320)	(44,926)
Microcrédito	(1,772)	(9,504)	(3,630)	(10,784)
Banco Santander, S.A. - Espanha	(5,011)	-	(8,659)	(680)
Other	(661)	(539)	(100)	(1,275)
Other Payables - Other	(1,309,064)	(6,337)	(2,989,102)	(120,893)
Banco Santander, S.A. - Espanha	-	42,395	(1,560,488)	(53,488)
Produban Informática	(248)	(128)	-	-
Aquanima Brasil Ltda.	-	(10,751)	-	(10,750)
Isban Brasil S.A.	(1,034)	(1,734)	-	-
Altec, S.A. - Chile	-	(2,236)	-	(550)
Brazil Foreign Diversified Payment Rights Finance Company	(1,305,794)	(21,081)	(1,428,614)	(29,706)
Ingeniería de Software Bancario, S.L.	-	(8,701)	-	(16,236)
Produban Servicios Informáticos Generales, S.L.	-	(2,410)	-	(6,176)
Other	(1,988)	(1,691)	-	(3,987)

	Consolidated
	2010		2009
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash	225,552	-	651,114	-
Banco Santander, S.A. - Espanha	221,817	-	650,968	-
Other	3,735	-	146	-
Interbank Investments	718,791	1,641	1,302,699	209,514
Banco Santander, S.A. - Espanha	718,791	612	512,042	1,722
Abbey National Treasury Services Plc	-	1,029	780,640	-
Santander Benelux, S.A., N.V.	-	-	10,017	207,792
Derivatives - (Net)	(206,734)	(25,943)	(162,843)	69,937
Santander Benelux, S.A., N.V.	(173,725)	33,183	(51,964)	68,685
Real Fundo de Investimento Multimercado Santillana Crédito Privado	(31,250)	(65,878)	(87,857)	4,737
Abbey National Plc	-	-	-	9,000
Banco Santander, S.A. - Espanha	-	-	(25,582)	4,994
Santander Overseas Bank, Inc - Puerto Rico	-	-	27,065	(2,966)
Santander International Bank	-	-	(1,012)	(852)
Abbey National Treasury Services Plc	(1,759)	6,752	(23,493)	(13,661)
Trading	303,431	-	5,800	-
Banco Santander, S.A. - Espanha	3,853	-	5,800	-
Santander Benelux, S.A., N.V.	279,233	-	-	-
Abbey National Treasury Services Plc	20,345	-	-	-
Foreign Exchange Portfolio - (Net)	22,475	12,831	58,692	16,341
Banco Santander, S.A. - Espanha	22,475	12,831	58,692	16,341
Receivables from Affiliates	-	7,273	277,438	52,187
Banco Santander, S.A. - Espanha	-	6,910	262	1,875
Santander Capitalização	-	-	32,344	12,597
Santander Seguros	-	-	194,177	213
RSVP	-	-	44,880	18,024
Produban Informática	-	98	-	-
Santander Brasil Asset	-	-	871	5,227
Isban Brasil S.A.	-	165	-	14,251
Other	-	100	4,904	-
Other Receivables - Other	148,455	-	125,804	5,567
Brazil Foreign Diversified Payment Rights Finance Company	140,252	-	118,627	-
Banco Santander, S.A. - Espanha	5,374	-	6,214	5,027
Santander Capitalização	-	-	963	540
Santander Overseas Bank, Inc	2,829	-	-	-
Deposits	(4,700,381)	(12,551)	(220,486)	(10,350)
Banco Madesant - Sociedade Unipessoal, S.A.	(2,351,701)	(9,751)	-	-
Isban Brasil S.A.	(141)	-	(24,128)	(3,668)
Santander Brasil Asset	-	-	(74,260)	(4,868)
Banco Santander, S.A. - Espanha	(2,344,750)	(2,800)	-	-
Other	(3,789)	-	(122,098)	(1,814)
Repurchase Commitments	(317,836)	(11,426)	(647,816)	(462,245)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	(188,215)	(6,216)	(183,964)	(9,797)
Isban Brasil S.A.	(99,546)	(3,949)	-	-
Produban Informática	(26,506)	(1,067)	-	-
Banco Santander, S.A. - Espanha	-	-	(456,923)	-
Santander Benelux, S.A., N.V.	-	-	(6,929)	(452,448)
Other	(3,569)	(194)	-	-

	Consolidated
	2010		2009
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Liabilities for Securities Abroad	(148,337)	(7,904)	-	-
Banco Santander, S.A. - Espanha	(147,932)	(7,904)	-	-
Santander Investment Limited	(405)	-	-	-
Borrowings and Onlendings	(4,111,455)	(148,289)	(4,532,775)	(29,053)
Banco Santander, S.A. - Espanha	(3,560,301)	(144,619)	(4,282,968)	(20,170)
Abbey National Beta Investments Limited	(369,739)	(3,598)	-	-
Santander Overseas Bank, Inc - Puerto Rico	-	-	(139,822)	(8,291)
Other	(181,415)	(72)	(109,985)	(592)
Dividends and Bonuses Payables	(985,725)	-	(784,543)	-
Sterrebeeck B.V.	(549,985)	-	(310,881)	-
Grupo Empresarial Santander, S.L.	(409,242)	-	(412,410)	-
Santander Insurance Holding, S.L.	(26,228)	-	(61,252)	-
Banco Madesant - Sociedade Unipessoal, S.A.	(270)	-	-	-
Payables from Affiliates	(5,273)	(79,757)	(39,020)	(121,037)
Banco Santander, S.A. - Espanha	(5,273)	-	(8,659)	(680)
Produban Informática	-	(54,325)	(4)	(60,137)
Isban Brasil S.A.	-	(25,432)	(320)	(59,745)
Santander Seguros	-	-	(29,974)	(164)
Santander Capitalização	-	-	(63)	(311)
Other Payables - Other	(1,360,821)	(5,788)	(2,989,624)	(121,127)
Banco Santander, S.A. - Espanha	-	42,395	(1,561,010)	(53,488)
Isban Brasil S.A.	(1,034)	(1,734)	-	-
Altec, S.A. - Chile	-	(2,236)	-	(550)
Brazil Foreign Diversified Payment Rights Finance Company	(1,305,794)	(21,081)	(1,428,614)	(29,706)
Ingeniería de Software Bancario, S.L.	-	(8,701)	-	(16,470)
Produban Servicios Informáticos Generales, S.L.	-	(2,410)	-	(6,176)
Santander Brasil Asset	-	-	-	(3,220)
Aquanima Brasil Ltda.	-	(10,751)	-	(10,750)
Isban Mexico, S.A. de C.V.	-	(755)	-	-
Universia Brasil S.A.	-	(387)	-	(767)
Other	(53,993)	(128)	-	-

27. Income from Services Rendered and Banking Fees

	Bank		Consolidated
	2010	2009	2010	2009
Revenue from Services Provided	2,420,870	1,728,060	2,679,325	2,697,298
Lending Operations	102,268	185,990	111,991	234,376
Insurance	476,311	319,763	509,668	421,155
Income from Fund Management	456,757	296,953	541,008	398,293
Credit Cards	595,197	367,304	595,197	646,740
Check Account Services	154,733	116,128	153,773	145,856
Securities Brokerage and Placement Services	87,569	75,867	165,321	170,601
Receiving Services
Collection	197,004	137,566	196,581	192,078
Bills, Taxes and Fees	51,809	48,862	51,810	65,512
Guarantees Provided	126,458	86,656	126,458	102,757
Others	172,764	92,971	227,518	319,930
Income from Banking Fees	865,109	616,429	1,046,601	1,040,186
Current Account and Fees	560,549	376,927	560,549	436,352
Loans	222,582	182,595	376,330	251,573
Others	81,978	56,907	109,722	352,261
Total	3,285,979	2,344,489	3,725,926	3,737,484

28. Personnel Expenses

	Bank		Consolidated
	2010	2009	2010	2009
Compensation	1,307,357	886,488	1,373,071	1,386,651
Charges	541,936	368,663	567,236	579,013
Benefits	408,644	263,700	429,511	392,742
Training	35,269	20,663	35,602	24,460
Others	1,023	3,375	1,085	3,863
Total	2,294,229	1,542,889	2,406,505	2,386,729

29. Other Administrative Expenses

	Bank		Consolidated
	2010	2009	2010	2009
Depreciation and Amortization (1)	2,063,317	1,667,390	2,137,105	1,800,183
Outside and Specialized Services	812,961	555,615	882,347	819,694
Communications	278,483	232,486	287,665	322,492
Data Processing	540,502	378,837	548,261	544,413
Advertising, Promotions and Publicity	128,566	177,137	137,875	244,082
Rentals	224,910	161,496	229,267	230,352
Transportation and Travel	182,723	104,903	192,176	169,227
Financial System Services	96,545	144,540	107,333	218,058
Security Services	147,682	91,514	148,968	126,785
Asset Maintenance Security Services	84,577	61,495	85,988	88,732
Utilities	74,285	52,949	75,235	72,216
Materials	37,393	39,204	38,680	50,838
Others	122,900	72,143	129,029	152,048
Total	4,794,844	3,739,709	4,999,929	4,839,120
(1) Includes goodwill amortization of R$1,551,748 in the Bank and R$1,620,783 in the Consolidated (2009 - R$1,148,885 in Bank and Consolidated) (Note 18).

30. Tax Expenses

	Bank		Consolidated
	2010	2009	2010	2009
Cofins (tax on revenue)	544,501	433,559	632,606	679,041
ISS (service tax)	148,124	111,178	174,621	176,265
PIS/Pasep (tax on revenue)	88,481	70,453	102,663	107,657
Others	159,820	99,763	185,286	201,912
Total	940,926	714,953	1,095,176	1,164,875

31. Other Operating Income

	Bank		Consolidated
	2010	2009	2010	2009
Monetary Adjustment of Escrow Deposits	125,514	182,817	142,076	261,574
Recovery of Charges and Expenses	172,227	220,566	134,124	292,741
Reversal of Operating Accruals
Tax (Note 23.c)	-	-	2,280	455
Labor (Note 23.c)	-	-	932	5,181
Civil (Note 23.c)	-	-	1,437	6,698
Others	392,005	93,429	445,311	152,279
Monetary Variation	13,231	5,983	13,327	6,509
Dividends and Bonuses	89,798	156,099	12,629	163,956
Others	123,527	168,044	185,209	309,020
Total	916,302	826,938	937,325	1,198,413

32. Other Operating Expenses

	Bank		Consolidated
	2010	2009	2010	2009
Operating Accruals
Labor (Note 23.c)	215,379	728,862	225,284	814,523
Civil (Note 23.c)	183,571	600,716	189,706	672,443
Tax (Note 23.c)	36,476	40,833	22,848	65,439
Other (1)	206,941	414,646	266,752	449,845
Credit Cards	198,610	145,839	198,610	221,806
Actuarial Losses - Pension Plan (Note 35.a)	88,956	54,695	88,956	54,791
Monetary Losses	424	59,361	2,859	59,794
Legal Fees and Costs	22,785	28,581	23,160	39,995
Serasa/SPC (Credit Reporting Agency)	27,921	23,476	32,143	34,732
Interest on Sale of the Right to Receipt Future Flows of Payment Orders from Abroad	81,815	40,079	81,815	40,079
Impairment Valuation	6,110	35,798	5,486	35,798
Brokerage Fees	18,558	15,953	18,576	23,073
Commissions	13,167	3,110	5,607	12,412
IOF (Taxes on Banking Transactions)	6,566	7,824	6,576	7,825
Others	400,639	245,775	458,649	498,897
Total	1,507,918	2,445,548	1,627,027	3,031,452
(1) Includes accrued expenses related to the operating and commercial integration of the activities of Banco Real.

33. Nonoperating (Expenses) Income

	Bank		Consolidated
	2010	2009	2010	2009
Gain on Sale of Investments (1)	71,981	1,034,386	72,342	1,377,427
Gain on Sale of Other Assets	177,596	1,408	177,616	774
Reversal (Recognition) of Allowance for Losses on Other Assets	10,301	(51,787)	10,267	(60,166)
Expense on Assets Not in Use	(18,117)	(10,134)	(18,277)	(10,138)
Gain (Losses) of Capital	13,643	135	14,665	(26,079)
Other (expenses) Income	31,071	6,709	14,818	13,381
Total	286,475	980,717	271,431	1,295,199
(1) In 2009, includes R$984 million in the Bank and R$1,139 million in the Consolidated as net gain on partial disposal of Visanet investment (Note 16).

34. Income and Social Contribution Taxes

	Bank		Consolidated
	2010	2009	2010	2009
Income Before Taxes on Income and Profit Sharing	2,208,364	1,196,128	2,890,641	1,890,236
Profit Sharing	(483,834)	(312,657)	(519,994)	(424,766)
Interest on Capital	(800,000)	(625,000)	(800,000)	(625,000)
Unrealized Profits	-	-	3,204	3,487
Income Before Taxes	924,530	258,471	1,573,851	843,957
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(369,812)	(103,388)	(629,540)	(337,583)
Equity in Subsidiaries	383,673	435,850	338	59,033
Nondeductible Expenses and Provisions	17,222	281,765	18,026	276,041
Exchange Variation - Foreign Branches	128,502	(378,530)	128,502	(397,289)
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	141,748	(9,997)	144,632	(9,029)
Effects of Change in Rate of 9%	(51,150)	(29,975)	(29,277)	20,281
Other Adjustments	38,427	(76,660)	43,521	(44,549)
Income and social contribution taxes	288,610	119,065	(323,798)	(433,095)

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

The Bank and its subsidiaries sponsor private pension entities and plans for the purpose of providing retirement and pension benefits that supplement those provided by the government, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by the Bank, covers employees hired on or after May 22, 1975 called Participants Recipients, and those hired by May 22, 1975 called Participants Aggregates, who are also entitled to death benefits.

Plan II: defined benefit plan effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.9% of the funding rate established by the actuary for each period.

Plan V: defined benefit plan fully defrayed by the Bank, covers employees hired on or after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

Plan III: defined benefit plan covers employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

Plan IV: defined benefit plan covers employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: was established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

Plan II: provides a risk coverage, temporary supplemental pension, disability retirement, lump-sum death benefit, supplemental sick pay and birth grant, for employees of plan sponsors and is funded exclusively by the sponsors through monthly contributions corresponding to 1.16% of the total payroll, structured as a defined benefit plan. Monthly contributions are apportioned as follows: 0.28% for risk benefits and 0.88% for the administrative program.

Plan III: provides period-certain annuity and monthly life annuity for employees of contributing sponsors and is structured as a defined contribution plan, whereby contributions are freely made by participants starting at 2% of the contribution salary.

III) Holandaprevi: defined contribution plan. In June 2009, the Holandaprevi Pension Plan offered to the employees of the Santander Group - the contribution to which is shared by the employee and the company - was redesigned. Holandaprevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

IV) Previban: defined benefit plan, managed by Previban - Previdência Privada Paraiban, sponsor by Banco Santander, whose participants are the former employees of Banco da Paraíba S.A. - Paraiban. This plan is closed to new entrants and withdrawal of sponsoring.

V) Bandeprev: defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev - Bandepe Previdência Social. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants. As a result of the spinoff of Banco de Pernambuco S.A. – Bandepe’s operations and subsequent merger into Banco Real., the employees of Bandepe were transferred to Banco Real on May 1, 2006.

VI) Other

Banco Santander S.A. and subsidiary companies are the sponsor of the boxes assistance, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

	2010
	Banesprev		Sanprev
	Plan V	Other Plans	Plan I and II
Reconciliation of Assets and Liabilities
Present value of Actuarial Obligations	6,856,080	5,697,026	74,500
Fair Value of Plan Assets	(6,496,849)	(5,376,566)	(140,487)
Adjustments for Allowed Deferrals (Not recognized):
Unrecognized Actuarial Losses	(56,703)	(913,119)	(5)
Unrecognized Actuarial Gains	-	140,866	17,853
Net Actuarial Asset at December 31, 2009 (1)	-	(491,130)	(48,139)
Net Actuarial Liability at December 31, 2009	302,528	39,337	-
Payments Made	(33,280)	(13,317)	(127)
Expenses Recorded	26,343	38,104	-
Accrued Net Actuarial Liability at June 30, 2010	295,591	64,124	-

	2010
	Other
	Plans	Holandaprevi	Bandeprev
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	302,396	2,475	883,545
Fair Value of Plan Assets	-	(2,451)	(1,223,946)
Adjustments for Allowed Deferrals (Not recognized):
Unrecognized Actuarial losses	(116,964)	(358)	-
Unrecognized Actuarial Gains	-	767	179,403
Net Actuarial Asset at December 31, 2009 (1)	-	-	(160,998)
Net Actuarial Liability at December 31, 2009	185,432	433	-
Payments Made	(18,229)	-	259
Expenses Recorded	24,488	21	-
Accrued Net Actuarial Liability at June 30, 2010	191,691	454	-
(1) As provided for in article 49, item “g” of CVM Resolution 371/2000, the above surplus was not recorded in the financial statements.

Recorded amounts on the semester related to defined contribution plans amounted to R$14 in the Consolidated.

b) Main Actuarial Assumptions

Actuarial Assumptions Adopted

Nominal discount rate for actuarial obligation:
- Banesprev - 11.1%.
- Sanprev - 11.8%.
- Bandeprev, Holandaprevi and Previban - 11.1%.

Expected rate of return on plan assets:
- Banesprev - Plan I - 12.1%.
- Banesprev - Plan II - 12.5%.
- Banesprev - Plan III - 12.5%.
- Banesprev - Plan IV - 10,6%.
- Banesprev - Supplementary retirement and pension plan - 11.1%.
- Banesprev - Plan V - 10.8%.
- Sanprev - 10.6%.
- Bandeprev - 10.0%, Holandaprevi 9.7% and Previban - 11.7%.

Estimated long-term inflation rate:
- Sanprev 4.2%.
- Banesprev, Bandeprev and Holandaprevi - 4.2%.
- Previban - 4.0%.

Estimated salary and benefit increase rate:
- Banesprev - Plans I to V and Other Plans - 4.7%.
- Bandeprev and Holandaprevi - 4.7%.
- Previban - null growth as they do not have active participants.

General mortality biometric table:
- Banesprev, Sanprev, Holandaprevi, Bandeprev and Other Plans - AT-2000.
- Previban - UP-94 Segregated by gender.

Disability biometric table and disability mortality table:
- Banesprev, Sanprev, Holandaprevi and Previban - Mercer Mortality table.
- Bandeprev - Mercer Disability Mortality table.

Expected Turnover table:
- Banesprev - Plan V (0.1/Length of service +1) up to 50 years of age.
- Banesprev - Plans I to IV - 2.0%.
- Banesprev - Supplementary retirement and pension plan and other plans - 0%.
- Sanprev - null.
- Holandaprevi segregated by age according to the rates below, by minimum wage (MW) cohorts: up to 10 MWs – 10% to 9%; from 10 MWs up to 20 MWs – 9% to 8%; and above 20 MWs -8% to 7%.
- Bandeprev follows the cohorts: up to 10 MWs =0.45/(length of service+1); from 10 MWs to 20 MWs=0.30/( length of service +1); and above 20 MWs=0.15/(length of service +1).
- Previban and Sanprev have null turnover table, as they do not have active participants.

- Probability of retirement: 100% on the first eligibility event.

c) Health and Dental Care Plan
c.1) Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A

The Bank contributes to Cabesp, an entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

Reconciliation of Assets and Liabilities	2010
Present Value of Actuarial Obligations	3,595,279
Fair Value of Plan Assets	(3,581,040)
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and other allowed deferrals	(329,510)
Net Actuarial Asset, December 31, 2009	(315,271)
Payments Made	19,512

c.2) Holandaprevi’s retirees

Holandaprevi’s retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

c.3) Former employees of Banco Real (retiree by circulares)

The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

c.4) Bandeprev’s retirees

The health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Bank is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

c.5) Officer with lifetime benefits (lifetime officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group). With the merger of Banco Sudameris Brasil S.A., later merger of Banco Real, Banco Santander became responsible for ensuring the benefit.

c.6) Life insurance for Banco Real’s retirees (Life Insurance)

Life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco subsidizes 45% of the total premium (closed group).

c.7) Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

c.8) Plasas

Voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

	2010
		Retiree by	Life
	Holandaprevi	Circulars	Insurance
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	3,924	74,198	3,046
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and other allowed deferrals	(148)	-	(64)
Actuarial Gains	-	11,762	-
Net Actuarial Liability as of December 31, 2009	3,776	85,960	2,982
Payments Made	(433)	(1,554)	-
Expenses Recorded	199	2,355	159
Accrued Net Actuarial Liability at June 30, 2010	3,542	86,760	3,141

	2010
			Lifetime	Free
	Plasas	Bandeprev	Officers	Clinic
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	4,291	74,871	2,713	107,236
Fair Value of Plan Assets	(102,410)	-	-	-
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and other allowed deferrals	-	-	(115)	(4,987)
Actuarial Gains	10,933	29,271	-	-
Net Actuarial Asset at December 31, 2009	(87,186)	-	-	-
Net Actuarial Liability at December 31, 2009	(87,186)	104,142	2,598	102,249
Payments Made	-	(6,339)	(20)	(4,000)
Expenses Recorded	-	8,165	144	5,961
Accrued Net Actuarial Liability at June 30, 2010	-	105,968	2,722	104,210

d) Share-based compensation
Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

d.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). The characteristic of each plan are:

	Number in thousands of
	Units - Granted (1)	Exercise Price	Year of Grant	Employee Group	Period Start Date	Period End Date
SOP	14,185	23.50	2010	Executives	3-Feb-10	30-Jul-14
PSP	1,378	-	2010	Executives	3-Feb-10	20-Jul-12
(1) Maximum number of shares to be granted at the end of each period with it is in complay with the perfomance until June 30, 2010.

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Bank are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of 1 year from the exercise date.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-year cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date.

d.1.1.) SOP Fair Value and Plans Performance Parameters

For accounting of the SOP and PSP plans, an Independent Consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted:

Total Shareholder Return (TSR)

TSR	% of Exercisable	Probability of
Rank	Shares	Occurrence
1st	50%	0.00%
2nd	35%	0.02%
3rd	25%	95.75%
4th	0%	4.23%

Net Income Realized
Year	Probability of Occurrence
2009	10.00%
2010	7.15%
2011	4.86%
Accumulate	15.03%

For measurement of the fair value of the options in the SOP plan, the following premises were made based on the binomial method:

Volatility	57.37%
Rate of Dividends	5.43%
Vesting Period	2.72 years
Average exercise time	3.72 years
Risk-Free Rate	11.18%

Considering the amounts:

- Fair value of the shares of SOP: R$7.19;
- Total shares ordained by SOP: 14,184,601;
- SOP Probability of Occurrence: 60.93%.

Pro-rata day expenses of R$10,561 thousand were booked relating to the Local Program on June 30, 2010, regarding the SOP plan.

Also considering the amounts:

- Average price of shares SANB11 in the 15 previous days to 30/06/2010: R$19,90;
- Total shares ordained by PSP: 1,378,010;
- PSP Probability of Occurrence: 60.93%.

Pro-rata day expenses of R$2,640 thousand were booked in June 30, 2010 relating to the Local Program in the first half of 2010, regarding the PSP plan.

d.2) Global Program

(i) Plan I-06

In 2004, Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

(ii) Long-term incentive policy

The meeting of the Board of Directors’ of Santander Espanha, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Espanha and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Espanha, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Espanha, Santander executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Espanha. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10 and Plan 011).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: RTA and Earnings/Benefit per Share (BPA) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

For the 4th cycle, only one performance parameter ought to be considered, which has 100% weigh in the distributed shares calculations: the Group´s RTA.

		Date of	Date of
	Number of	Commencement	Expiry of Exercise
	Shares	of Exercise Period	Period
Plans Outstanding at December 31, 2009	4,009,594
Plan I10	1,243,355	23-Jun-07	31-Jul-10
Plan I11	2,311,231	15-Jan-08	31-Jul-11
Plan I12	455,008	1-Jul-09	31-Jul-12
Plans Outstanding at June 30, 2010	4,009,594

Pro-rata expenses were registered in the amount of R$7,309 in the Bank and R$ 7,584 in the Consolidated, related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans.

36. Risk Management Structure

Santander operates according to global policies, classified based on the risk appetite of the Santander Group in Spain, aligned with the objectives in Brazil and worldwide, taking into consideration the guidance of the Board of Directors and in compliance with Bacen regulations and good international practices, to hedge capital and ensure the profitability of business. When conducting its business, Santander is mainly exposed to the following risks:

- Credit risk is the possibility of loss stemming from the total or partial failure of customers or counterparties to meet their financial obligations to the Bank. The objective of credit risk management is to provide insights to define strategies and set limits, covering the analysis of exposures and trends, as well as the efficiency of the credit policy.

- Market risk is the exposure to risk factors such as interest rates, foreign exchange rates, commodity prices, equity prices, and other amounts depending on the type of product, transaction volume, maturity, contract terms and conditions, and underlying volatility. Market risk management uses practices that include measuring and monitoring the use of limits previously set in internal committees, the value at risk of portfolios, the sensitivities to fluctuations in interest rates, foreign exchange exposure, liquidity gaps, among other practices that permit monitoring risks that might impact the portfolio positions in the different marketplaces where the Bank operate.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The objective of operational risk management and control is to ensure the internal control system efficiency, prevent, mitigate and reduce operational risk events and losses.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

Risk management is based on the following principles:

- Participation of key-people: executives are part of the credit decision-making process, including the participation of the president in the risk committee;

- Independency of the Risk Function towards the business: In the organizational structure, the Risk Function is represented by a vice-presidency, which is independent from the business department, which reports to the presidency. This flow is fundamental in order to exist independency and autonomy in the risk control vision;

- Collective decision-making: the Risk Function uses a structure of governance/committees which guarantees the decisions are not made solely by individuals;

- Agreement: is the use of consensus for decision-making on credit issues between Business and Risk departments, aiming on Banco Santander´s objectives;

- Roles definition: the Risk Management map defines roles and responsibilities, covering all types of risks;

- Risk measurement: has the objective of sustaining decision on better relationship "risk versus return";

- Limiting the risk exposure: is the establishment of Santander´s appetite for the several risk types (credit risk, market risk, liquidity and others) as a way to protect the assets of the Bank;

- Establishment of risk policies and procedures: documented and divulged for the whole Bank to follow the bylaws;

- Definition and evaluation of Risk Methodologies: the risk methodologies define the internal management models applied in the Bank, establishing the risk measurements, product pricing strategies, construction of market and capital consumption rates according to risk.

Corporate Governance of the Risk Function

The risk committee framework of Banco Santander is set based on corporate risk standards and have the following responsibilities set out in weekly meetings:

- Ensure to the Bank's management that local policies are implemented and followed consistently with existing corporate standards;

- Authorize the local management tools and risk models, as well as be familiar with the results of the internal validation;

- Ensure that Banco Santander´s actions are consistent with the risk tolerance level previously decided by the Santander Spain Group;

- Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in discharging their functions;

- Resolve transactions that are beyond the powers delegated to lower management bodies, as well as the global limits of preclassification of corporate groups or in relation to exposures by classes of risk.

The Executive Risk Committee delegates some of its powers to the risk committees, which are structured by business line and type and class of risk. The risk function at the Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Banco Santander and the Chief Risk Officer of Santander Spain.

The Executive Risk Unit is divided into:

- A Control and Methodology structure, which adapts the risk policies, methodologies and control systems. This structure consists of several units organized by type of risk (solvency risk, market risk, and methodology).

- A Business Structure focused on the performance and the integration of the risk management function in the Banco Santander's retail, corporate and Global Wholesale Bank businesses, credit recovery, and social and environmental risks. Additionally, there is the Governance and Regulation Unit, which guarantees, mainly, that the Risk Management Model, with functions and responsibilities, is being successfully done and the existence and adequacy of the regulatory framework, both local and corporative.

Credit Risk Management

Santander develops Credit Risk Management policies and strategies with the support of several business departments, which are responsible for guaranteeing the appropriate validation of the systems and internal procedures applied in the credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or aggregate of similar transactions.

The specialization of risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized customers.

- Customers under individualized management: includes wholesale banking customers, financial institutions, and certain companies. Risk management is conducted by an expert risk analyst, basically on account of the risk assumed, backed up by tools to support decision-making based on internal risk assessment models.

- Standardized customers: include individuals and companies not classified as individual customers. Management of these risks is based on automated decision-making and internal risk assessment models, backed up, when the model is not comprehensive or accurate enough, by teams of analysts specialized in each type of risk.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

a) Rating Models

Santander uses own internal rating models to measure a customer’s or a transaction’s credit quality. Each rating corresponds to a certain probability of default or nonpayment determined from the historical experience of the institution, except for some portfolios typified as low default portfolios. The Bank have around 50 internal rating models for risk admission and monitoring.

Lending transactions are classified into different categories, according to economic and financial situation criteria and other registry information, actual decrease in transaction risk, and delays in compliance of contractual financial obligations. New types of transactions are submitted to credit risk assessment and in terms of compliance with the controls adopted by the Bank.

The ratings awarded to customers are periodically reviewed, incorporating new financial information and experiences in the development of the banking relation. The frequency of the reviews increases in the case of customers who reach certain levels in the automated warning systems and in those classified as “special watch”. Santander's proprietary rating tools are also reviewed so that their accuracy can be fine-tuned.

b) Losses and Credit Cost

Santander prepares loss estimates related to the credit risk and periodically conducts the comparison of actual losses with previously estimates. Previous and periodic analyses are made to keep control over up-to-date credit risk and create exceptions or renegotiate certain transactions, and it is also possible to increase guarantee required when necessary.

In addition to using the models, other regular measures are employed which provide prudent and effective management of credit risk based on the loss observed. Santander's cost of credit is measured by using different indicators, such as changes in nonperforming loans under recovery, allowance for loan losses, and net write-offs.

Risk management reports are made available to management to verify its alignment with the Bank’s policies and strategies. It makes simulations of risk situations to assess the need to review the Bank's previously set policies and limits.

All information on the risk management structure and procedures is maintained at Santander available to Bacen.

Information on credit risk management is quarterly made available to the public, in the financial statements, to meet the information transparency criterion.

c) Credit Risk Cycle

The risk control function obtains an overall vision of the credit portfolio throughout the different risk cycle stages to supplement the management process, using a sufficient level of detail to allow assessing the current risk status and possible changes. The process begins at senior management level, through the Board of Directors and the Risk Committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and making decisions on the risks incurred in the Bank's operations.

The risk cycle consists of three different stages:

(i) Presale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting;

(ii) Sale: this is the decision-making phase for both pre-classified and specific transactions; and

(iii) Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Risk Limit Planning and Setting

Risk limit setting is a dynamic process that identifies the Bank’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification).

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, and others).

In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk Analysis

Risk analysis is a prerequisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability to meet its contractual obligations to the Bank, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted with a pre-established frequency or every time a new customer or transaction arises. Additionally, the credit rating is examined and reviewed whenever a warning system is triggered or an event affecting the counterparty/transaction occurs.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

The Bank uses, but not limited to, the RORAC (return on risk-adjusted capital) methodology for risk analysis and pricing in the decision-making process on transactions and deals.

Risk Monitoring and Control

In addition to the tasks performed by the Internal Audit Division, the Executive Risk Unit has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “special surveillance firms” (FEVE) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default event, but rather that it is deemed advisable to adopt a specific policy for this company by assigning a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

The awarded rating is reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

d) Risk Control

Supplementing the management process, the risk control function obtains a global view of the Bank’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the exposure and any changes therein.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Bank.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be made.

e) Credit Recovery

The Credit Recovery department works in the credit collection and recovery of Bank Santander clients. The strategies and channels of operation are defined according to the days past due and the amounts in arrears, resulting in a Map of Responsibilities. In the early days of delinquency, is adopted a more enhanced recovery model, with specific strategies, with a closer internal monitoring. Call centers, negativation in the organs of credit protection (credit bureaus), letters of collection and collection through the branches network are used during this phase, in order to recover the loan and maintain customer relationship. In cases with arrears exceeding 60 days past due and higher values, come into play internal teams specialized in restructuring and credit recovery with direct management of delinquent customers. Lower values or more severe delays have the recovery carried out through third party collection administrative (friendly) or judicial, according to internal criteria, which are paid according to success in the recovery of amounts in arrears.

Tools are used, such as behavioral score, to study the performance of collecting certain groups, in an attempt to reduce costs and increase recoveries. These models attempt to measure the customers probability of payment adjusting collection efforts, so that customers with low probability of recovery will receive more intense recovery actions. In cases of higher probability of payment, the focus is given on maintaining a healthy relationship with these customers. All customers, with overdue amounts or restructured credits, have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status, are also held periodically through an auction process, in which are assessed conditions and characteristics of operations for its evaluation, without retention of risk.

f) Other Information

(i) The process of managing, monitoring and control of capital is held for regulatory capital and economic capital. The management of regulatory capital is based on analysis of the adequacy of capital levels through the BIS ratio using the criteria defined by the Brazilian Central Bank. The goal is to reach an efficient capital structure considering the capital costs, regulatory requirements, rating targets and return for investors.

(ii) The terms and conditions and the features of financial assets sale or transfer transactions are analyzed so that their assessment and classification are consistent with the substantial retention of risks and rewards.

(iii) The annual report, available at www.santander.com.br, contains a more detailed description of the control structure, methodologies and systems.

37. Supplementary Information - Reconciliation of the Shareholders' Equity and Net Income of the Consolidated

		2010	2009
Shareholders' equity attributed to the parent under Brazilian GAAP		65,324,650	49,382,356
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(174,818)	(173,295)
Classification of financial instruments at fair value through profit or loss	d	(1,387)	65,793
Redesignation of financial instruments to available-for-sale	a	543,995	581,571
Impairment on loans and receivables	b	(60,109)	(231,738)
Deferral of financial fees, commissions and inherent costs
under effective interest rate method	e	208,209	189,126
Reversal of goodwill amortization and others	f	5,082,401	1,419,686
Realization on purchase price adjustments	g	660,324	534,843
Others		32,436	32,551
Shareholders' equity attributed to the parent under IFRS		71,615,701	51,800,893
Minority interest under IFRS		3,468	5,353
Shareholders' equity (including minority interest) under IFRS		71,619,169	51,806,246

		2010	2009
Net income attributed to the parent under Brazilian GAAP		2,016,344	1,006,023
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(600)	6,113
Classification of financial instruments at fair value through profit or loss	d	(18,943)	39,548
Redesignation of financial instruments to available-for-sale	a	408	101,752
Impairment on loans and receivables	b	(61,069)	2,241
Deferral of financial fees, commissions and inherent costs		-	-
under effective interest rate method	e	(8,996)	15,058
Reversal of goodwill amortization and others	f	1,657,629	1,042,920
Realization on purchase price adjustments	g	(66,777)	218,856
Other		12,699	12,332
Net income attributed to the parent under IFRS		3,530,695	2,444,843
Minority interest under IFRS		(1,444)	302
Net income (including minority interest) under IFRS		3,529,251	2,445,145

a) Redesignation of financial instruments to available-for-sale

Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables

Under IFRS, based on the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”, the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP, which uses certain regulatory limits defined by the Bacen for purposes of allowance for loan losses calculation.

c) Pension plan discount rate

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

d) Classification of financial instruments at fair value through profit or loss

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BR GAAP were designated as “fair value through profit or loss” under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization and others

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on purchase price adjustments

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

- The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives (over 10 years).

38. Other Information

a) In the Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$20,644,966 (2009 -R$22,671,359).

b) Total shareholders’ equity of investment funds managed by Santander is R$109,492,738 (2009 - R$85,503,048) and total shareholders’ equity of managed investment funds is R$122,005,553 (2009 - R$102,635,030).

c) In the Bank and Consolidated, the insurance contracted by the Bank effective as of June 30, 2010 and June 30, 2009, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,349,209 (2009 - R$1,339,725 in the Bank and R$1,347,018 in Consolidated) and in bankers’ blanket insurance, an insurance was contracted with coverage value of R$204,423 (2009 - R$159,961 in the Bank and R$167,255 in Consolidated), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

	Bank/Consolidated
	2010		2009
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)

Restricted Operations on Assets
Lending Operations	42,632	1,894	30,761	1,384
Liabilities - Restricted Operations on Assets
Deposits	(42,632)	(1,891)	(30,739)	(1,356)
Net Income		3		28

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3,263/2005 – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

f) Other Obligations – The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of June 30, 2010 is R$2,189,226, of which R$172,811 with matures indeterminate, R$391,008 up to 1 year, R$892,005 from 1 year to up to 5 years and R$733,402 after 5 years. Payment of operating leases recognized as expenses for the period were R$219,052.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

****

Summary of the Audit Committee Report

Santander Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A. (the Group’s lead entity) on March 23, 2007, to ensure compliance with National Monetary Council’s Resolution 3198/2004 and article 29 of Banco Santander S.A.’s By-laws. Pursuant to article 11 of CMN Resolution 3198/2004, a single Audit Committee, approved for the group’s lead entity, Banco Santander (Brasil) S.A., acts for all institutions and insurance companies pertaining to the Group. Santander Seguros S.A. at the Extraordinary Stockholders’ Meeting (ESM) held on July 7, 2008, when the entity also adhered to the decision of Santander Financial Group adopting a single Audit Committee, as permitted by article 14 of National Council of Private Insurance (CNSP) Resolution 118/2004.

This Audit Committee is composed of four independent members, two appointed, for the first time, at the Board of Directors’ Meeting of March 23,  007 and the other two at the Board of Directors´ Meeting of March 23, 2010. One the member is also an independent member of the bank´s Board of  irectors. The members have a one-year term of office, renewable for up to four consecutive terms.

Under prevailing legislation, Management is responsible for preparing, disclosing and ensuring the integrity of the financial statements, and for adopting the best practices in internal control system and procedures, in order to ensure compliance with Brazilian accounting practices and standards from the National Monetary Council (CMN), Central Bank of Brazil (Bacen), Brazilian Securities and Exchange Commission (CVM), National Council of Private Insurance (CNSP), and Superintendency of Private Insurance (Susep). Management is also responsible for the processes, codes and procedures design to assure the assets safeguard, the timely recognition of liabilities and the elimination or reduction of risk factors.

The Board of Directors´ meeting held on September 18, 2009, approved the implementation of the Global Offering, which includes the issue of Units. On October 6, 2009, the shares were listed and began trading in BM&FBovespa´s Level 2 Corporate Governance Practices, and since October 7, 2009, at the New York Stock Exchange (Nyse).

Based on the above, the Audit Committee must comply with the provisions of the Sarbanes-Oxley Act (SOX) for foreign issuers registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (Nyse).

The independent auditors are responsible for planning, performing the audit and issuing a report of the individual and consolidated financial statements of the Group. As a result of its work, the independent auditors issue recommendation reports regarding accounting procedures and internal controls, without prejudice to other reports required, such as the quarterly limited reviews reports.

The Audit Committee advises the Board of Directors in the oversight of financial reports, assessment of the internal control system effectiveness, auditors’ independence, and performance of internal and independent audits. The Audit Committee also recommends corrections and improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee held thirty meetings in the first half and July of 2010 for conducting its duties.

Also, to fulfill the Audit Committee’s duties and responsibilities, the Coordinator, appointed among the members, devotes full time to this function, and participates as a guest in Executive Committees, including Compliance, Money Laundering Prevention, Operational Risks, Asset Management Compliance and Internal Controls, and Products.

As part of the work inherent in its duties, the Audit Committee made additional analysis: (i) about the technology integration process Global; (ii) with Deloitte Touche Tohmatsu Auditores Independentes (Deloitte) and Santander´s professionals related to the adoption of new accounting practices in course of reconciliation adjustments to IFRS; (iii) with the Tax Planning area and external experts regarding the main legal disputes; (iv) with the legal professionals for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities; and (v) about the process of credit risk management with focusing on the valuation, monitoring and loss provision criterion.

Regarding the Audit Committee’s roles and responsibilities:

1 – For the purpose of verifying the conformity of Santander Financial Group with CMN Resolutions 2554/1998 and 3380/2006 and Susep Circular 249/2004, related to the management and control of operational risks and the internal control system effectiveness, the Audit Committee held meetings with the areas involved in this process. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risks area.

2 – Concerning the internal audit work, the Audit Committee monitored the work plan and the works performed in 2010, the reportsissued, the findings and the implementation of recommendations at the three meetings held with the internal audit professionals.

3 – With respect to the independent audit, Deloitte, the Audit Committee formally held nine meetings. The main discussions at the meetings involved the quarterly financial statements, SEC´s Form 20-F related to December 31, 2009, the accounting practices, deficiencies and internal control issues raised in the detailed reports and the definition of an agenda to discuss relevant issues.

4 - The Audit Committee proceeded the analysis of the financial statements of the Santander Financial Group entities, confirming their quality. In this respect, the Committee followed up on the first quarter and the six-month period closing, prior to disclosures, and met with the independent auditors and the professionals responsible for the accounting and the preparation of the financial statements.

5 – In view of CVM Resolution 3849/2010, which regulates the Ombudsman function for the institutions, the semiannual reports, to be submitted to Bacen, shall be approved by the Audit Committee in a meeting scheduled for August 12, 2010.

As a result of the assessments performed, based primarily on information received from Management, internal and independent auditors, and the area responsible for the corporate monitoring of internal controls, the Audit Committee concluded that the work developed is effective and provides transparency and quality to Santander Financial Group’s financial statements.

Audit Committee
São Paulo, July 27, 2010

Celso Clemente Giacometti
Maria Elena Cardoso Figueira
Paulo Roberto Simões da Cunha – Financial Expert
Sérgio Darcy da Silva Alves

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer